

06011567

CLEARY GOTTLIEB STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

THEODOR-HEUSS-RING 9
50668 COLOGNE

PIAZZA DI SPAGNA 15
00187 ROME

VIA SAN PAOLO 7
20121 MILAN

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN-KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

AVOCATS AU BARREAU DE PARIS
12, RUE DE TILSITT
75008 PARIS
01 40 74 68 00
FAX
01 45 63 66 37
WWW.CLEARYGOTTLIEB.COM

RECEIVED
2006 MAR 13 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

SENIOR COUNSEL
JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE

CATHERINE PEULVÉ
SOPHIE DE BEER
CLAUDIA ANNACKER
SERGIO SORINAS-JIMENO
COUNSEL

BEST AVAILABLE COPY

February 21, 2006

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

File No. 82-34771

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH JANUARY 31, 2006

1. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   1.1 Materials relating to the EUR 25,000,000,000 Euro Medium Term Note Programme.

      A. Final Terms relating to the issuance of CHF 200,000,000 Notes due January 13, 2014, dated January 6, 2006.

2. OTHER PUBLIC DISCLOSURE

   2.1 Press releases through January 31, 2006.

   2.2 Shareholder Newsletter No. 12, January 2006.

   2.3 Presentation entitled "Crédit Agricole Asset Management – Nextra: An ambitious European project in the Asset Management Industry", dated January 10, 2006.

   2.4 Declarations by Crédit Agricole listing transactions in its own shares.

      A. Declaration regarding transactions between December 28, 2005 and January 2, 2006, registered with the AMF on January 6, 2006.

      B. Declaration regarding transactions on January 9, 2006, registered with the AMF on January 17, 2006.

      C. Declaration regarding transactions between January 18, 2006 and January 24, 2006, registered with the AMF on January 26, 2006.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1A

Final Terms relating to the issuance of CHF 200,000,000 Notes due January 13, 2014

January 6, 2006

Please see attached.

Final Terms dated as of January 6, 2006



Crédit Agricole S.A.
acting through its London Branch
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 122
TRANCHE NO: 1
Issue of CHF 200,000,000 2.25 per cent. Notes due January 13, 2014
Issued by: Crédit Agricole S.A., acting through its London Branch (the "Issuer")

Dealers:

ZÜRCHER KANTONALBANK
(Sole Bookrunner and Joint Lead Manager)

CALYON CORPORATE AND INVESTMENT BANK
(Joint Lead Manager)

CREDIT SUISSE FIRST BOSTON, a division of CREDIT SUISSE
ABN AMRO BANK N.V., AMSTERDAM, ZURICH BRANCH
CANTONALBANKS OF SWITZERLAND
BANK J. VONTOBEL & CO AG
BANK SARASIN & CIE AG
BANQUE PICTET & CIE
LOMBARD ODIER DARIER HENTSCH & CIE
SCHWEIZER VERBAND DER RAIFFEISENBANKEN
UBS INVESTMENT BANK, a business group of UBS AG

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated September 30, 2005 and the Supplemental Prospectus dated November 23, 2005 which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) and which are incorporated by reference in the Swiss prospectus dated as of January 6, 2006 (together with all Annexes and all documents incorporated by reference, the "**Swiss Prospectus**"). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the terms and conditions of the Notes contained in the Base Prospectus as so supplemented (the "**Terms and Conditions**" or the "**Conditions**"). Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Swiss Prospectus. The Swiss Prospectus and all documents incorporated by reference are available free of charge from Zürcher Kantonalbank, IHKA, Kapitalmarkt Dokumentation, at Josefstrasse 222, CH-8005 Zurich, telephone (+41 44 293 67 64) or fax (+41 44 293 67 32) or e-mail to "documentation@zkb.ch", or on the Issuer's website (www.credit-agricole-sa.fr).

1	Issuer:		Crédit Agricole S.A., *acting through its* London Branch
2	(i)	Series Number:	122
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swiss Francs ("**CHF**")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	CHF 200,000,000
	(ii)	Tranche:	CHF 200,000,000
5	Issue Price:		100.175 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		CHF 5,000 and multiples thereof
7	(i)	Issue Date:	13 January 2006
	(ii)	Interest Commencement Date	13 January 2006
8	Maturity Date:		13 January 2014
9	Interest Basis:		2.25 % Fixed Rate (further particulars specified below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes; the Notes constitute *obligations* under French law
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer, dated June 1, 2005 and *décision d'emprunt*, dated as of January 10, 2006
14	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	2.25 per cent. per annum, payable annually
	(ii)	Interest Payment Date(s):	13 January in each year, for the first time on 13 January 2007 / not adjusted
	(iii)	Fixed Coupon Amount(s):	CHF 112.50 per CHF 5,000 in Nominal Amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360
	(vi)	Determination Dates:	Not Applicable

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**		Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		CHF 5,000 per Note of CHF 5,000 specified denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	CHF 5,000 per Note of CHF 5,000 specified denomination, together with any interest accrued to the date set forth for redemption
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Permanent Global Note The applicable TEFRA exemption will be the D Rules (but the Notes shall be issued pursuant to the exemption from the certification requirements under those rules)
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Zurich, Switzerland
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable

27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	**The following shall (for the purpose of these Notes only) be added to the opening lines of the Terms and Conditions on page 24 of the Base Prospectus:** "For the purpose of the Notes the Issuer has, together with Citibank, N.A., London Office and CACEIS Bank Luxembourg and Zürcher Kantonalbank (the "**Principal Swiss Paying Agent**"), Credit Suisse, Cantonalbanks of Switzerland, ABN AMRO Bank N.V., Amsterdam, Zurich Branch, Bank J. Vontobel & Co. AG, Bank Sarasin & Cie, Banque Pictet & Cie, Lombard Odier Darier Hentsch & Cie, Schweizer Verband der Raiffeisenbanken and UBS AG (each a "**Swiss Paying Agent**") entered into a side-letter agreement to the Agency Agreement (the " **Agency Side-Letter Agreement**"). For the purpose of the Notes, any reference in the Terms and Conditions of the Notes to the "Issuing Agent", the "Fiscal Agent" and the "Principal Paying Agent" shall, so far as the context permits, be construed as reference to the Principal Swiss Paying Agent and all references in the Terms and Conditions of the Notes to the "Paying Agent" shall, so far as the context permits, be construed as reference to the Swiss Paying Agents. In relation to the Notes the address of the Principal Swiss Paying Agent is Zürcher Kantonalbank, Bahnhofstrasse 9, CH-8001 Zurich, Switzerland."

Condition 1 of the Terms and Conditions of the Notes and the disclosure under "Exchange of Global Notes and Global Certificates", section (2) "Permanent Global Note" on page 50 et seq. of the Base Prospectus shall be amended and supplemented (for the purpose of these Notes only) as follows:

"The Notes are issued in bearer form and will be represented by a permanent global Note (the "**Permanent Global Note**") which will be deposited with SIS SEGAINTERSETTLE AG, the Swiss central securities depository located in Olten, Switzerland, ("**SIS**") or, as the case may be, with any other clearing institution recognised by the SWX Swiss Exchange, until final redemption or the printing of definitive Notes.

So long as the Notes are represented by the Permanent Global Note, each holder of the Notes shall be the beneficial owner of an interest (retain a joint ownership interest) in the Permanent Global Note to the extent of the amount of this investment therein (determined on the basis of statements of account provided by SIS).

The holders of the Notes do not have the right to request the printing and delivery of Definitive Notes (as defined below). The Permanent Global Note will be exchangeable for definitive Notes in bearer form in denominations of CHF 5,000 and integral multiples thereof with coupons ("**Coupon**") attached ("**Definitive Notes**") in whole, but not in part only, if the Principal Swiss Paying Agent (i) determines that the presentation of the Definitive Notes is required by Swiss or other applicable laws and regulations in connection with the enforcement of rights or, (ii) deems the printing and delivery of Definitive Notes to be useful or desirable for any other reason. In case of printing of Definitive Notes, the Notes will be printed without any costs to the holders of the Notes in accordance with the rules and regulations

of the SWX Swiss Exchange. Should the Definitive Notes be printed, the Principal Swiss Paying Agent will exchange the Permanent Global Note deposited with SIS against delivery of the Definitive Notes and thereupon cancel and return the Permanent Global Note to the Issuer.

As long as no Definitive Notes and Coupons have been printed, the expression "Notes", "Bearer Notes", "Coupons" and "Noteholder" and "Couponsholder" or "holder" (in relation to a Note or Coupon) herein and in the Terms and Conditions shall mean and include entitlements under the Permanent Global Note."

Condition 7 (a) of the Terms and Conditions of the Notes shall be replaced (for the purpose of these Notes only) as follows:

"Payments of principal and interest in respect of the Notes shall be made only at the offices of the Swiss Paying Agents in Switzerland in freely disposable Swiss Francs without collection costs and whatever the circumstances may be, irrespective of nationality, domicile or residence of the holder of Notes and without requiring any certification, affidavit or the fulfilment of any other formality. Payments on the Notes will also be made irrespective of any present or future transfer restrictions and regardless of any bilateral or multilateral payment or clearing agreement which may be applicable at any time to such payment.

The receipt in full by the Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss Francs in Zurich in the manner provided by the Conditions and theses Final Terms shall release the Issuer from its obligation under the Notes for the payment of principal and interest due on the respective payment dates to the extent of such payments."

Condition 7 (e) of the Terms and Conditions of the Notes shall be

amended and supplemented (for the purpose of these Notes only) as follows:

"In respect of the Notes, the Issuer will at all times maintain a Principal Swiss Paying Agent having a specified office in Switzerland and will at no time appoint a Principal Swiss Paying Agent having a specified office outside Switzerland. Subject to the above, the Issuer is entitled to vary or terminate the appointment of the Principal Swiss Paying Agent and/or approve any change in the specified office through which it acts."

Condition 8 (c) (iii) of the Terms and Conditions of the Notes shall be replaced (for the purpose of these Notes only) as follows:

"where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other European Union Directive implementing the conclusions of the ECOFIN Council meeting of 26th-27th November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive or any agreement on the taxation of savings income entered into by non-EU-Member States (including Switzerland) with a view to implementing such Directive; or"

Condition 14 para. 1 of the Terms and Conditions of the Notes shall be replaced (for the purpose of these Notes only) as follows:

"So long as the Notes are listed on the SWX Swiss Exchange and so long as the rules of the SWX Swiss Exchange so require, all notices regarding the Notes and the Coupons must be published (i) on the internet website of the SWX Swiss Exchange (www.swx.com) or (ii) otherwise in accordance with the regulations of the SWX Swiss Exchange. Any notices so given will be deemed to

have been validly given on the date of such publication or if published more than once, on the first date of such publication."

Condition 16 (b) of the Terms and Conditions of the Notes shall (for the purpose of these Notes only) be amended and supplemented to read as follows:

"In addition to the jurisdiction of the High Court of Justice in England, the Issuer agrees, in relation to any legal action or proceedings arising out of or in connection with the Definitive Notes or the Permanent Global Note, to the alternative jurisdiction of the Commercial Court of the Canton of Zurich, the place of jurisdiction being Zurich 1, with the right of appeal to the Swiss Federal Court of Justice in Lausanne where the law permits. In connection with the Notes, the Issuer designates Zürcher Kantonalbank as its representative for services of judicial documents, and elects legal and special domicile pursuant to article 50 of the Swiss Act on Debt Enforcement and Bankruptcy at the offices of Zürcher Kantonalbank, Bahnhofstrasse 9, CH-8001 Zurich, Switzerland.

For the purpose of any proceedings brought in Switzerland, holders of all or some of the Notes shall have the option to be collectively represented (in accordance with all applicable laws and customary practice in Switzerland) and (whether or not collectively represented) shall have equal status irrespective of their domicile."

DISTRIBUTION

32 (i) If syndicated, names of Managers:

Sole Bookrunner and Joint Lead Manager:

Zürcher Kantonalbank

Joint Lead Manager:

CALYON Corporate and Investment Bank

Co-Lead Managers:

Credit Suisse, acting through its division Credit Suisse First Boston
Cantonalbanks of Switzerland
ABN AMRO BANK N.V., Zurich Branch
Bank J. Vontobel & Co AG
Bank Sarasin & Cie AG
Banque Pictet & Cie
Lombard Odier Darier Hentsch & Cie
Schweizer Verband der Raiffeisenbanken
UBS AG, acting through its business group UBS Investment Bank

(together with the Sole Bookrunner and Joint Lead Manager and the Joint Lead Manager, the "**Managers**")

	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:		Not Applicable
34	Additional selling restrictions:		Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of EUR 1.00 = CHF 1.5414 producing a sum of:	EUR 129,746,000

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of Crédit Agricole S.A. (as the Issuer)

Duly represented by:

Omar Ismael Aguirre 

PART B – Other Information

1 RISK FACTORS

Not applicable

2 LISTING

(i)	Listing:	Application will be made for the Notes to be listed and traded on the main segment of SWX Swiss Exchange
(ii)	Estimate of total expenses related to admission to trading:	Included in Estimated Total Expenses

3 RATINGS

Ratings:	Not applicable

4 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	The net proceeds from the issue of the Notes will be used by the Issuer in connection with its general funding requirements.
(ii)	Estimated net proceeds:	CHF 198,225,000
(iii)	Estimated Total Expenses:	Commissions of CHF 2,000,000 and out-of-pocket expenses of CHF 125,000

5 YIELD

Indication of yield:	2.2259 % p.a. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6 OPERATIONAL INFORMATION

ISIN Code:	CH0023686576
Common Code:	023809303
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	No
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	SIS SegaInterSettle AG, the Swiss Securities Services Corporation in Olten, Switzerland ("**SIS**") Swiss Security Number: 2.368.657
Delivery:	Delivery against payment. Customary SIS settlement and payment procedures are

	applicable
Names and addresses of additional Paying Agent(s) (if any):	For the purpose of this Series of Notes only, the only Paying Agents are appointed pursuant to the Agency Side-Letter Agreement and are as follows: **Principal Swiss Paying Agent**: Zürcher Kantonalbank Bahnhofstrasse 9 CH-8001 Zurich Switzerland **Swiss Paying Agents**: Credit Suisse Cantonalbanks of Switzerland ABN AMRO BANK N.V., Zurich Branch Bank J. Vontobel & Co AG Bank Sarasin & Cie AG Banque Pictet & Cie Lombard Odier Darier Hentsch & Cie Schweizer Verband der Raiffeisenbanken UBS AG For the avoidance of doubt, references in the Conditions to the "Principal Paying Agent" in relation to the making of payments and the receipt of monies by it (including, without limitation, the presentation of the Permanent Global Note to, and the annotation thereof by, the Principal Paying Agent) shall be deemed to be references to Zürcher Kantonalbank, Zurich, in its capacity as Principal Swiss Paying Agent for the Notes.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Press releases issued by Crédit Agricole

Through January 31, 2006

Please see attached.


LCL
LE CRÉDIT LYONNAIS

Press release

Paris, 2 January 2006

6 well-known actors and actresses star in LCL's new commercials

LCL launches the second phase of its advertising campaign on 2 January.

The new campaign, created by agency Aubert Storch Associés Partenaires and directed by Jean-Michel Ribes, comprises six commercials with the same overall look and style as those used in the previous successful campaign.

The commercials feature well-known actors and actresses to portray the broad diversity of LCL's customers and reflect their importance to the bank. Victoria Abril, Julie Gayet, Catherine Jacob, Michel Aumont, François Morel and Lambert Wilson play a series of very different characters, but all with the same desire "to get more out of their money".

The campaign is designed to project LCL's consumer-based positioning. It aims to promote LCL's practical, innovative range of products and services, which is accompanied by financial compensation if the bank fails to meet its commitments in terms of quality and turnaround times.

The previous advertising campaign, which accompanied LCL's change of name, was hugely successful, as revealed by the results of an Ipsos survey in November 2005:

- Recall (unprompted awareness of LCL's advertising) was 64%, 20 percentage points higher than the Ipsos benchmark for the banking and insurance sector;
- Recognition (prompted awareness) was 89%;
- Overall liking was 62%;
- Propensity to try was 31%.

The first wave of new commercials is being shown on national and cable TV from 2 to 29 January 2006.

<u>About LCL:</u>

LCL is the new name for Crédit Lyonnais.

Since joining the Crédit Agricole SA Group in 2003, LCL has focused its business on individual, professional and SME customers in France.

LCL now has 6,000,000 customers, 1,900 branches and 26,000 employees.



CRÉDIT AGRICOLE S.A.

NEWS

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3 January 2006

LCL strengthens its management team.

Press release

LCL continues its reorganisation and commercial repositioning. Having unveiled its new organisation structure, effective as of 2 January, LCL has now announced the appointment of Mohammed Agoumi as Deputy Chief Executive, to be ratified at the next Board meeting on 17 January 2006.

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CRÉDIT AGRICOLE S.A.

Paris, 5 January 2006

Press release

Crédit Agricole SA expands its activities in Egypt

Crédit Agricole SA and its Egyptian partner El Mansour & El Maghraby Investment and Development Co (MMID) have signed a Sale and Purchase Agreement with Bank of Alexandria S.A.E. and American Express Group for the acquisition of the 74.6% they jointly own in Egyptian American Bank; Crédit Agricole S.A. is to acquire 75% of these shares and MMID 25%.

The price agreed to be paid by Crédit Agricole SA and MMID is EGP 45 per share, thus valuing 100% of Egyptian American Bank at EGP 2,916 millions (Euro 421.4 millions).

Egyptian American Bank has the third largest private retail banking network in Egypt, with 36 branches, and a market share of approximately 2%. Its net banking income for the first nine months 2005 was EGP 433 millions (Euro 62.6 millions) and equity as at 30 September 2005 was EGP 1,019 millions (Euro 147.4 millions). The bank has a headcount of 1,200 to service around 100,000 retail clients and 800 corporate and institutional clients. The combination of Egyptian American Bank's operations with Crédit Agricole's and MMID's joint subsidiary Calyon Bank Egypt will enable Crédit Agricole Group and MMID to enhance their position on the Egyptian market, with the ambition of creating a leading actor both in retail and corporate banking.

Egyptian American Bank is listed on the Cairo and Alexandria Stock Exchange.

Subject to obtaining all approvals required from the Central Bank of Egypt and the Egyptian Capital Market Authority, Crédit Agricole SA and MMID will launch a tender offer on up to 100% of the issued shares of Egyptian American Bank.

This transaction marks the first step of the international development of Crédit Agricole Group after the announcement of its three year development plan made on 14 and 15 December 2005.

IDIA AGRICAPITAL

Gamm vert

Press release

IDIA forms Gamm Vert Développement to support the expansion of the Gamm Vert network

Paris, 10 January 2006 Gamm Vert has become a key player in outdoor leisure – or "green" retailing – in France since the In Vivo cooperative created the franchise in 1986.

Green retailing offers a fresh source of growth for activities related directly to agriculture and is thus a key area of economic focus for the cooperatives that are the main shareholders in the Gamm Vert franchises.

Pursuing its commitment to support the farming and agro-food industries, IDIA has set up Gamm Vert Développement, an investment company that will work with Gamm Vert SA to foster the medium-term development of the network's franchisees.

Gamm Vert Développement is incorporated as a simplified joint-stock company with nearly €40 million in equity capital raised from several investors, including SOFIPAR, Gamm Vert SA, Unigrains and Sofiproteol, along with seven Crédit Agricole Regional Banks (Ile de France, Nord de France, Anjou Maine, Touraine Poitou, Sud Rhône Alpes, Atlantique Vendée, Centre France). The Crédit Agricole group accounts for nearly 70 percent of the total capital contribution.

Gamm Vert Développement will support franchisees' consumer-oriented investment projects. It will provide funds for expansion, renovation, refurbishment and other factors that can boost the development of Gamm Vert outlets and give them a keener competitive edge.

Gamm Vert intends to capitalise on its expansion to become France's unchallenged leader in green retailing.

About Gamm Vert

Gamm Vert is French market leader in outdoor leisure, or "green" retailing. It was formed in 1986 by UNCAA, a cooperative that changed its name to In Vivo in 2001. Traditionally based in rural and rurban areas, Gamm Vert is moving into metropolitan centres using a city-friendly store format, while continuing to support the rural economy. The stores are similar to garden centres but retain their original character. With individual floorspace in excess of 2,500 square metres, they showcase Gamm Vert's policy of relying on its innovative and extensive know-how to establish a presence in new, urbanised areas.

The Gamm Vert network continued to expand in 2005, adding 50 new stores and expanding total floorspace by 68,000 square metres to 678,000. The network now comprises 747 stores with total estimated revenues of €640 million.

Contact: *Thierry Froment- Tel: +33(0)1 4066 2807 – e-mail: tfroment@gammvert.fr*

About IDIA

IDIA Agricapital is a valued investment partner for farms, small and midsized agro-food companies, and for cooperatives and their subsidiaries. Its staff of 10 equity financing experts manage a total of €600 million.

IDIA Agricapital manages venture capital investments in agro-food industries (SOFIPAR, IDIA Participations, etc.). It also oversees vineyards, land and forestry assets belonging to the Crédit Agricole group. With links to the Crédit Agricole network, IDIA Agricapital operates in conjunction with and in support of the Regional Banks. It acts as a unifying force in the Crédit Agricole SA group.
www.ca-idia.com

FINAREF

la Maison de Valérie

Paris, 9 January 2006

PRESS RELEASE

Finaref and La Maison de Valérie, a Redcats mail-order brand, sign a partnership agreement to develop financial services

Finaref, the leader in private label cards and a subsidiary of the Crédit Agricole SA Group, has signed an exclusive partnership agreement with La Maison de Valérie, a Redcats mail-order brand specialising in home furnishings.

La Maison de Valérie, which had developed its own financing solution, began discussions in April 2005 to select a financing specialist to expand its line of consumer loans. Finaref was selected for its expertise in direct selling financial products, a business in which it has over 35 years of experience.

As part of this agreement, Finaref will develop a selection of financial services for La Maison de Valérie customers, expanding the current offering to include a broad range of financial products, including revolving credit and creditor insurance. A special card will be created using the brand's image.

The partnership is scheduled to become operational in fourth quarter 2006.

Commenting on this partnership, Philippe Renaux, CEO of La Maison de Valérie said, "By signing this agreement, La Maison de Valérie manifests its desire to develop its line of financial services for customers. With Finaref's expertise in direct selling financial products and its understanding of the retail universe, we should be able to develop a consumer credit offer perfectly adapted to the commercial development of our brand."
Hubert de Pelet, Chairman of Finaref's Executive Board, added: "This new commercial partnership, which we signed after joining the Crédit Agricole Group, reinforces Finaref's positions in the retail sector and underscores our expertise in direct selling financial services in our two core activities, consumer loans and creditor insurance."

About Finaref

Leader in private label cards and direct selling of financial products, Finaref, a subsidiary of the Crédit Agricole SA Group, uses its expertise in two complementary sectors: credit and insurance.

Finaref creates and directly sells financial services to the retail customers of its partners (La Redoute, Fnac, Printemps, Club Méditerranée, Surcouf, Verbaudet, Cyrillus, etc.) in France and internationally. Finaref also provides creditor insurance products to European financing companies (Agos, Lukas, CreditPlus, Finconsum, Credibom, etc.).

With EUR5 billion in assets under management in 2004, Finaref produced EUR3bn in loans. Finaref's development is centred on multi-channel distribution, through direct selling (call centres and websites) and a network of 250 POS at partner locations.

www.finaref.fr

About La Maison de Valérie

Founded in 1971, La Maison de Valérie is a mail-order company specialising in home furnishings: furniture, decorations, household appliances, hifi and video, DIY home improvement and gardening.

La Maison de Valérie is a subsidiary of Redcats, the world's third largest direct-selling group for personal apparel and home furnishings. Redcats is a PPR company. With 20,700 employees and 17 brands in 18 countries, Redcats generated sales of EUR4.4 billion in 2004.

www.redcats.com



CRÉDIT AGRICOLE S.A.



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10 January 2006

Clarification by LCL

Press release

Crédit Lyonnais, taken to court in New Jersey, US, by an American family, victim of a terrorist attack while visiting Israel, would like to make the following clarification.

In 1990 in strict compliance with the applicable legislation in France, accounts were opened in the name of "Comité de bienfaisance pour la solidarité avec la Palestine." This was a charity registered under the French law of 1901 relating to non-profit organisations.

At the end of 2000, due to unusual movements on the main account, Crédit Lyonnais, made the necessary statements according to the legislation.

In January 2002, Crédit Lyonnais undertook, in compliance with its internal controls, the necessary actions to close the accounts down, which were finalised in September 2003.

It should be noted that this association, which does not appear on any European lists of organisations linked to terrorism, was only added to the American lists in August 2003.

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CRÉDIT AGRICOLE S.A.

NEWS

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11 January 2006

LCL: for the first time, trade unions sign up unanimously to an annual pay deal

Press release

Paris, 11 January 2006 All five trade unions present in **LCL** (CGT, CFDT, CFTC, FO and SNB) have signed an agreement on wage increases for 2006.
This is the first time a pay agreement has received unanimous union support. The most recent agreement, dating from 2002, was signed by just one union, the SNB.
Commenting on the agreement, LCL Chief Executive Christian Duvillet said: "The deal epitomises the excellent employee-management dialogue at LCL. It is a key asset that will help us achieve our growth and development targets. And it shows LCL's sense of involvement in its corporate mission".

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BAROMÈTRE 2006
EUROFACTOR

Issy-les-Moulineaux, 12 January 2006

PRESS RELEASE

The 2006 edition of the EUROFACTOR barometer shows that European businesses generally remain fairly cautious about the outlook for the coming year

Over 3,000 European businesses reveal the key trends for 2006

- ***European businesses anticipate an improvement in their profitability, except in France where the outlook has deteriorated on all fronts.***
- ***Spanish businesses are the most optimistic in Europe.***
- ***European businesses envisage an increase in their investment during 2006.***
- ***Energy prices and stronger competition from developing countries are among the major concerns expressed by European businesses, especially in Germany.***
- ***Germany and the UK continue to post the shortest payment periods in Europe.***
- ***In Italy, the average payment period stands at over three months.***
- ***France was the country least affected by unpaid bills in 2005. Conversely, the majority of German businesses experienced problems related to unpaid bills.***
- ***Right across Europe, except in the UK, an average of one in every four small businesses will need more financing.***

The results of the EUROFACTOR 2006 barometer, a survey of businesses with between six and 500 employees in seven European countries (Germany, Belgium, France, Spain, Italy, Portugal and the UK) suggest that the outlook is lacklustre.
This survey conducted in conjunction with AFDCC (French association of credit managers and advisers), was carried out by the CSA.

Future outlook for activity levels, employment and profitability varies very substantially from one country to the next

The majority of businesses in Belgium, Spain and the UK are optimistic, with more than half expecting an increase in their sales over the next 12 months.
This business expansion will have a positive impact on the employment situation, since the outlook for recruitment is also the brightest in Belgium (31% of businesses expect to take on new staff), Spain (29%) and the UK (25%). It should also translate into higher profitability for around one in two businesses. In Spain, only 30% of businesses forecast improved profitability in the previous survey, but this year the percentage has increased to 55%.

On the other hand, prospects are currently gloomier in Germany, with barely one in four businesses expecting to achieve sales growth in 2006 (compared with 46% last year). The recruitment picture is also among the weakest in Europe, with just 8% of businesses expecting an increase in the size of their workforce (down 15 percentage points on the 2005 survey).

In Portugal and Italy, the consensus view among businesses is that their sales will be stable. As a result, the prospects for new job creation are limited (11% in Portugal and 17% in Italy), and merely around one in three businesses expects to deliver improved profitability.

French businesses rather down in the dumps

In France, the business outlook has deteriorated on every front. Expectations for sales, investment, recruitment and profitability have all receded, particularly in the retail, manufacturing and transportation sectors. On the recruitment front, the percentage of businesses forecasting an increase in their salaried workforce is not only lower than in the previous year, it has also slumped to a low level of 17%. This said, more businesses expect an increase than a decrease (6%), which thus points to an improvement in private-sector employment levels—albeit at a slow pace.

Staying in France, the sales growth expectations of transportation companies, which have enjoyed a strong run in recent years, have receded for 2006. Just 40% of businesses in the sector anticipate an increase in their sales compared with 62% last year. Sentiment in the retail sector is also less optimistic, with just 35% of businesses predicting sales growth during 2006 compared with 54% in the 2005 survey, representing a fall of 21 percentage points.

Lastly, although construction businesses are the only ones more optimistic than in 2005 regarding their sales prospects (34% predict sales growth compared with 29% last year), these figures are nonetheless lower than the national average of 38%.

Stronger investment forecasts for 2006

Business conditions as perceived by European business leaders do not appear to be so unfavourable for investment. Admittedly, expectations are weaker than in 2004 in France and the Mediterranean countries, but the percentage of businesses predicting stronger investment in 2006 is far higher than the percentage anticipating a reduction.

Investment expectations are strongest in Germany, Belgium and Spain, in spite of some degree of uncertainty in Spain. Of the businesses surveyed in Spain, 31% were unable to say whether their capital spending will increase or decrease in 2006. In Germany, 59% of businesses expect their capital spending to increase by more than 5% compared with investment over the previous 12 months.

In France, Portugal and Italy, on the other hand, the investment outlook is shrouded in uncertainty (around one-third of respondents did not answer this question), even though those predicting an increase exceeded those anticipating no change, except in France, where just one company in four projects higher capital spending in 2006 than in 2005.

Lastly, all countries combined, this investment is likely to be devoted primarily to production plant and equipment and to IT and desktop systems (especially in Belgium, Italy and the UK). Even so, most of this expenditure is likely to relate to the modernisation and replacement of existing equipment rather than spending on new items.
In the previous survey, investment was expected to be devoted to IT equipment in priority across all the European countries surveyed.

The major concerns expressed by European businesses

- ***Commodities and energy***

The rise in commodity prices is regarded as a hindrance by the majority of European manufacturing companies, comprising three-quarters of businesses in France, Germany, Belgium and Spain, 66% in Italy and Portugal and one in two businesses in the UK.
Higher energy costs are also considered as a hindrance, especially by businesses in Germany (close to nine businesses in ten regard the current level of energy prices as a negative factor and the same proportion expects further increases in 2006), while opinion in France and the UK is more mixed, although negative sentiment predominates.

- ***Competition from developing countries***

Competition from developing countries is a major concern shared by business leaders right across Europe, particularly in Belgium and Italy.
New EU member states and China are among the most feared competitors. What's more, this concern is regarded as the main threat by French manufacturing companies.

In the opinion of business leaders, productivity gains are the most important way of responding to this threat. Other important ways of addressing this threat are improving international positions and the strategy used to select subcontractors and business partners.
The threat posed to domestic employment is emphasised to a greater extent in Belgium, Portugal and, above all, in Spain (28%, 33% and 48% respectively of businesses anticipate payroll reductions in the short or medium term).

- ***Changing labour regulations***

Aside from stiffer competition from developing countries and higher commodity and energy prices, the other major concerns shared by European business leaders comprise changes in labour regulations. This concern is particularly tangible in France and the UK.

Payment periods are getting longer in Europe

In Europe, the average payment period stands at two and a half months. Everywhere except Spain, the length of payment periods is tending to increase. This process is being driven by an increase in late payments, rather than by a change in contractual payment terms. Payment periods have increased substantially in Italy, where the average period now stands at over three months (101 days) compared with two and a half months last year.

Conversely, payment periods are shortest in Germany and the UK at 52 and 51 days respectively. In France, Belgium and Spain, they now stand at between 62 and 67 days. They average 83 days in Portugal.
The public sector has been instrumental in the increase in payment periods, especially in Italy, but also in Belgium and to a lesser extent in Germany and Spain.

In France, average payment periods have been relatively stable since 2001 (67 days on average). Average payment periods seem to be longest in the construction sector at 68 days, compared with 61 days last year, and at 65 days across all sectors combined.
Note also that one in five businesses expects payment periods to get longer and one in ten expects them to shorten over the coming year. Expectations of longer payment periods are more prevalent in the transportation sector (23% of businesses) and less common in the construction sector (14% of businesses).

The potentially lengthier payment periods are attributed primarily to the financial difficulties experienced by customers and secondly to opportunistic behaviour aimed at capitalising on treasury.

In 2006, European businesses will require additional finance

Even though the majority of business leaders surveyed do not anticipate any change, the financing requirements of European businesses are generally on the increase. An average of one in four businesses states that they are tending to increase, as opposed to 10% who indicate the contrary.

The solutions adopted to meet this requirement vary from country to country. In Germany (42% of SMEs) and the UK (56%), businesses primarily use overdrafts and then longer supplier payment periods. Italy is the country that makes the greatest use of discounting (57%).

In France, the proportion of businesses anticipating an increase in their financing requirements is highest in the manufacturing and transportation sectors at 31% and 27% respectively. Conversely, the percentage is lowest in the construction sector at 19%.

Supplier payment periods are widely used as a way of plugging financing requirements according to 42% of French businesses (49% of construction and 44% of manufacturing companies). Last year, 35% of French businesses applied this method.

Three-quarters of European businesses exposed to the problem of unpaid bills

In Europe, 74% of businesses are directly exposed to the risk of unpaid bills. On average, unpaid bills account for 0.7% of their sales.

Businesses are worst affected by these risks in Germany, with 96% of them experiencing unpaid debts in 2005 (compared with 78% in 2004). On average, they account for 1.1% of sales, compared with less than 1% in the other countries.

Conversely, the risk of unpaid bills was the lowest in France, with just six out of ten businesses experiencing unpaid debts. Businesses with 50 or more employees and retail sector businesses had the greatest exposure to unpaid bills (76%). In Italy, the proportion of businesses experiencing unpaid bills posted a significant decrease, dropping from 82% to 72%.

European businesses charge interest on late payments, but practices vary from country to country. In Germany and Belgium, this practice is very common, with 54% and 39% respectively of businesses charging late-payment interest after the due date.
It is far less common in the Mediterranean countries (25% of businesses in Italy and Spain, 22% in Portugal) and even less widespread in France and the UK (11%).

Details of the survey and charts are available in electronic format upon request.

About Eurofactor

EUROFACTOR is the French market leader in factoring and Europe's largest integrated factoring network. A subsidiary of Crédit Agricole, Eurofactor supports the growth of all businesses in France and abroad by helping them to build the receivables management solutions best suited to their business sector, size and customer profile, notably through European Pass, Eurofactor's pan-European service range.

CALYON
CORPORATE AND INVESTMENT BANK

Press release

New appointment

Paris, 12 January 2006 Marc Schwartz is joining Calyon as Managing Director on 16 January 2006. Mr Schwartz has been appointed as worldwide head of the Media and Advertising sector at the Investment Banking division. He will report directly to Gilles de Dumast, Calyon's Deputy Chief Executive responsible for global investment banking.



Marc Schwartz, 42, began his career in 1988 at France's national audit office, the Cour des Comptes, where he served as an auditor and then as a magistrate. From 1992 to 2000, he worked at the ministry of finance, economic affairs and industry, first in the Treasury department and then at the French embassy in Singapore. He went on to direct the private office of Jacques Dondoux, junior minister for foreign trade, while serving as advisor to Dominique Strauss-Kahn, the minister of finance, economic affairs and industry, and to Christian Sautter and Florence Parly, the junior ministers in charge of the budget. Mr Schwartz joined France Télévisions in 2000 as chief financial officer and was appointed deputy chief executive of the company in 2004.

Marc Schwartz holds a post-graduate diploma in corporate finance and is a graduate of the political science institute in Paris and the Ecole Nationale d'Administration.

CRÉDIT AGRICOLE
PRIVATE EQUITY

Paris, 18 January 2006

Press release

Credit Agricole Private Equity sells its stake in Ingérop

Crédit Agricole Private Equity has announced the sale of Ingérop Participations, the holding company of civil engineering group Ingérop.
Nearly five years after acquiring a stake in Ingérop, Crédit Agricole Private Equity is selling its stake to the benefit of the management team and around 100 senior staff.

The Ingérop group provides design, research, consulting, implementation and supervision services for major infrastructure, transportation and buildings works (project management during the design and construction phases). Its main areas of specialisation are infrastructures, public transport, buildings and equipment, industry and water and environment.

Ingérop generated sales of nearly €130 million in 2005 and has around 1,300 employees. It has a network of subsidiaries both in France and abroad, notably in South Africa, Algeria and Tunisia, as well as in Spain, Poland, Slovakia, Switzerland and Korea.

Crédit Agricole Private Equity acquired a stake in Ingérop Participations in 2001 to allow for the deconsolidation of Ingérop from Vinci-GTM. Since then, Ingérop has demonstrated its ability to progress independently, increasing its sales by more than 30% and improving its margins.

Fabien Prévost, Chairman of the Management Board of Crédit Agricole Private Equity, comments: 'This asset sale marks the end of an exemplary relationship between financial backers and a team of managers. It will provide an internal rate of return of over 40% for Crédit Agricole Private Equity, while also allowing Ingérop's management and senior staff to own 100% of their group'.

Contacts
Fabien Prévost, Chairman of the Management Board of Crédit Agricole Private Equity
Tel: +33 (1) 43 23 95 73
Fabrice Voituron, Project manager. Tel: + 33 (1) 43 23 93 05

About Crédit Agricole Private Equity
Crédit Agricole Private Equity is the AMF-approved asset management company of Crédit Agricole S.A., dedicated to private equity investments in unlisted companies.
30 professionals specialising in four activity segments (Expansion Capital & LBO, Venture Capital, Secondary Market, Mezzanine) manage €1.4 billion under French private equity mutual funds (FCPR and FCPI) and private equity companies (SCR). Crédit Agricole Private Equity advises business managers on their growth plans.

www.ca-privateequity.com

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.2

Shareholder Newsletter No. 12

January 2006

Please see attached.

January 2006 No. 12

shareholders' Club newsletter


René Carron, Chairman — Georges Pauget, CEO

"2006 will be a year of development"

We have achieved a great deal in 2005. In September, we launched Crédit Lyonnais' new identity – LCL – and a new signature for Crédit Agricole's Regional Banks. In addition to these major initiatives, we merged CAAM with Italian asset manager Nextra, we set up CASAM and we formed CACEIS by combining Crédit Agricole and the Caisse d'Epargne group's institutional financial services activities. The Group's various business

(continued on page 2)

Objective 2008, an ambitious plan

After four years of successful and wide-ranging transformation, Crédit Agricole S.A. is looking ahead to new developments.

Page 2

Shareholders' Club into action

Crédit Agricole S.A.'s efforts to build relationships and trust with individual shareholders.

Page 4

Pacifica...success through focus

Over Pacifica's 15-year history, it has become a major player in property/casualty insurance.

Page 6



Share price

€26.42 at 14/12/05.

After moving in line with the CAC 40 between September and end-October 2005, the share price rose to an all-time high of €27.35 on 12 December, after which it reverted to tracking the CAC 40.


CRÉDIT AGRICOLE S.A.

(continued from page 1)



"2006 will be a year of development."

segments have a dynamic outlook and are now ready for growth.

This very busy year for all parts of Crédit Agricole S.A. has now culminated with the launch of our three-year development plan. This plan meets our commitment to

"2005 has culminated with the launch of Crédit Agricole S.A.'s three-year development plan."

sustained profitable growth, which we adopted at the time of flotation. Under the plan, we aim to strengthen our leading positions in French retail banking and to develop our specialised business segments through innovation. The results will enable us to carry out focused acquisitions outside France. The development plan is ambitious but realistic, and aims to generate earnings per share growth averaging 10% per year.

We wish you all the best for 2006. It will be another year of challenges for Crédit Agricole S.A, but our leading positions and development plan, along with your support, mean that we will enter the new year with great enthusiasm.



René Carron
Chairman

Georges Pauget
CEO



2006-2008 developm
an ambitious prog

After four years of successful and wide-ranging transformation – including flotation, the acquisition of Finaref and the integration of Crédit Lyonnais – Crédit Agricole S.A. is now looking ahead to new developments. The 2006-2008 development plan addresses our commitment to sustainable, profitable growth that we adopted at the time of flotation. It has four main aspects:

– Differentiating between the Crédit Agricole and LCL brands, which give us a unique competitive advantage in France

"Target: growth in earnings per share averaging 10% per year".

Long-term relationships: a life-changing experience!

The ambitious development targets presented at the Tours conference in 2004 are aimed at bolstering the Regional Banks' leading position in France's retail banking market. The Group has redefined its market position, while putting a modern twist on its mutual values. Crédit Agricole intends to accompany its customers through all their major life events, good and bad, and to treat customers with consideration and respect. New products such as Coup de main and L'autre carte reflect this commitment. As Crédit Agricole S.A. CEO Georges Pauget puts it, "we want Crédit Agricole to be more supportive and more enthusiastic in showing customers our vision of what banking is."


UNE RELATION DURABLE,
ÇA CHANGE LA VIE.

Crédit Agricole's new poster campaign illustrates the bank's new market position

ent plan:
ramme

- Launching the Corporate Development Project
- Improving access to distribution networks outside France
- Developing products platforms.

Overall, Crédit Agricole S.A.'s development plan should result in net banking income rising by 10% per year on average. The international business should account for half of total net banking income by 2008, up from 35% in 2005.



CASAM has an excellent mix of staff from asset management, financing and investment banking backgrounds.

CASAM, a major new global player

On 1 September 2005, the Group's skills in investment product design, managed-account alternative asset management and exchange-traded funds were combined within Crédit Agricole Structured Asset Management. CASAM is already a major global player, with 430 funds and more than €34 billion in assets under management.



Share price

TECHNICAL DETAILS:

- → **ISIN code:** FR0000045072
- → **Ticker:** ACA
- → **Number of shares:** 1,497,322,301
- → **Market capitalisation:** €39.6bn

→ **Indexes**
- CAC 40
- DJ Euro Stoxx 50
- Euronext 100
- ASPI Eurozone
- FTSE4Good

SHARE PRICE PERFORMANCE BETWEEN 2 JANUARY 2004 AND 14 DECEMBER 2005


Crédit Agricole S.A.
CAC 40
DJ Euro Stoxx Bank
€26.42
28
27
26
25
24
23
22
21
20
19
18
17
02 Jan. 2004
01 March 2004
01 May 2004
01 July 2004
01 Sept. 2004
01 Nov. 2004
01 Jan. 2005
01 March 2005
01 May 2005
01 July 2005
01 Sept. 2005
14 Dec. 2005

On 14 December 2005, Crédit Agricole S.A.'s share price closed at €26.42, giving a year-to-date gain of 18%, similar to that of the CAC 40 index. In 2004, Crédit Agricole S.A. was the CAC 40's 12th best performer. Since being floated at €16.6 on 14 December 2001, the shares have gained 59%, as opposed to a 8% rise in the CAC 40.

Shareholders' Club: putting communication into action

Crédit Agricole S.A. has won the Fils d'Or prize for shareholder relations, based on its efforts to build close relationships and trust with individual shareholders.

When Crédit Agricole S.A. floated, it created almost a million new stock-market investors overnight. Along with its commitment to transparency, Crédit Agricole S.A. has a duty to inform and educate its 1.7 million shareholders. It aims to develop an interactive relationship, covering all aspects of being a shareholder. As early as 2001, Crédit Agricole S.A. adopted several methods of communicating with shareholders, to which it has gradually added new methods, including a freephone shareholder line, a dedicated website and shareholder meetings.

The freephone shareholder line (0800 000 777 in France) offers a range of services: live share price information, current events, the meeting schedule and economic news. Shareholders can talk to one of our shareholder relations advisors between 9am and 7pm Monday to Friday.

The www.credit-agricole-sa.fr website is being updated, and from February will offer comprehensive and easily-accessible information tailored to all of Crédit Agricole S.A.'s audiences.

Meetings offer shareholders the opportunity to talk directly with members of Crédit Agricole S.A.'s senior management about the Group's strategy, its results and its business segments.



Gilles de Margerie, Group CFO, receives Crédit Agricole S.A.'s prize for the best shareholder relations service

"The quality of our shareholder communication is emblematic of our efforts to form close relationships with our customers."

René Carron, Chairman of Crédit Agricole S.A.

Agreement with China UnionPay

As part of this agreement, Crédit Agricole group banks will accept China UnionPay cards. The China UnionPay system covers 166 bank card issuers in China. Since 1 million Chinese tourists are expected to visit France in 2005, this partnership has substantial economic and commercial potential.

Dividend taxation in France

Dividends received in 2005 are taxable after the deduction of an initial allowance of 50% followed by a fixed allowance of €1,220 for a single person or €2,440 for a married couple. Dividends also give rise to a tax credit equal to 50% of their value, up to a limit of €115 for a single person and €230 for a married couple.

Envie d'Agir programme

Envie d'Agir provides practical assistance and financial aid for projects involving young people. Crédit Agricole works alongside the French Youth and Sports Ministry to support Envie d'Agir as part of its policy to assist young people in the key stages of their lives.

Three or four meetings are held per year, and are attended by several hundred shareholders. For savings-related issues, Rendez-vous du Club meetings are held throughout mainland France.

These wide-ranging efforts have been recognised in 2005 with the Fils d'Or prize for the best shareholder service among CAC 40 companies. The prize is awarded by Synerfil and La Vie Financière, and acknowledges the quality of Crédit Agricole S.A.'s contact with shareholders via telephone and email, the information provided to shareholders and its active meeting schedule.

The Newsletter is exclusive to Shareholders' Club members.

If you receive this Newsletter, either through the post or by email, you are a Shareholders' Club member. Don't forget to inform us of any change of address.



Club benefits

Crédit Agricole's "Pays de France" foundation offers grants for the preservation and rediscovery of France's regional cultural heritage. It backs up the corporate sponsorship efforts of the Regional Banks, which are aimed at encouraging local development.



The Leroy 01 watch at the Musée du Temps in Besançon

For more information or for discounted Clubmember tickets*, call 0800 000 777 (French freephone number).



FONDATION du Crédit Agricole Pays de France

Crédit Agricole supports the following cultural sites: why not pay a visit?

- **Abbaye de Fontfroide**, Aude département;
- **Musée du Châtillonnais** (Trésor de Vix), Côte d'Or département;
- **Musée du Temps à Besançon**, Doubs département;
- **Maison de la Dame de Brassempouy**, Landes département.

* Subject to availability

Will the ECB continue raising interest rates?

Probably. If the European economy continues to strengthen in 2006 and if the euro does not appreciate rapidly, we expect the ECB to continue bringing interest rates steadily back to normal, with a target of 3.25% by the end of 2006.

Reaction to Banque Postale plans

BNP Paribas, the Banque Populaire group, the Crédit Agricole group and Société Générale believe that the creation of Banque Postale will introduce significant competitive distortion in the market. Accordingly, they have decided to lodge a joint complaint with the European Commission.

Results for the first nine months of 2005

Net income group share rose by 40% to €2.885bn in the nine months ended 30 September 2005.
This continued the positive trend set in the first half of the year.



Pacifica... a major success story after only 15 years

Pacifica is a major player in property/casualty insurance, combining constant innovation with high levels of customer satisfaction and good financial results.

In 1989, Crédit Agricole decided to enter the highly competitive property/casualty insurance market the hard way, by building a company from scratch. In 1990, it set up Pacifica, requiring a great deal of energy and tenacity from all those concerned.
15 years on, Pacifica is an undisputed success story for Crédit Agricole. It had 1 million policies in 1996, 2 million in 1999 and more than 4.5 million at the end of October 2005. Its product range, having initially focused on motor and home insurance, now covers all areas of property/casualty insurance. Pacifica has settled just under 3 million claims in 15 years, and customer satisfaction has been exceptionally high at 95% throughout the period. While maintaining its focus on customer satisfaction, Pacifica has grown by creating a culture of innovation throughout the company. This has enabled it to take products originally available only for individual customers and offer them to farmers, associations and professionals.
The launch of personal accident insurance, in which Pacifica now leads the French market, represents a major success in terms of product innovation. Another example is Antidote, a unique insurance product covering all household appliances and audiovisual equipment, which Pacifica designed specially following Crédit Lyonnais' entry into the Crédit Agricole group. Pacifica is currently preparing to launch products aimed at LCL's professional customers in early 2006.

"Customer satisfaction lies at the heart of Pacifica's strategy. Our staff work hard to ensure customer satisfaction at all levels, from product design to claims management."

Patrick Duplan, CEO of Pacifica

TECHNICAL DETAILS

PACIFICA'S REVENUES

(In millions of euros)


1000
500
0
512
588
676
897
823
2001
2002
2003
2004
31 Oct. 2005

Motor insurance: no-excess benefit

As part of its repositioning exercise, Crédit Agricole plans to reward customers' loyalty and good driving. For motorists that have been insured by Crédit Agricole and have not had an accident for more than three years, no excess will be applied in the event of a claim. If a claim is made, it will take another three claim-free years to regain the no-excess benefit.

Insurance solutions for farmers

Pacifica has designed a comprehensive range of insurance products for farmers, using the expertise of Crédit Agricole, which is the leading financial partner for France's farmers. These products allow farmers to insure their production and equipment, protect their families and prepare for retirement (with Predica). One of Pacifica's main innovations in this area is harvest insurance, which protects a farm's revenues in the event of adverse weather events.


PACIFICA

Pacifica also takes an innovative approach to managing claims. In 1991, it created the first Claims Management Unit (CMU), based on the novel concept of telephone-based claims management, placing trust in the customer.
Today, Pacifica has 12 CMUs in France. When a customer makes a claim, one of our 500 advisors seek the most appropriate solution, which may involve sending assessors, arranging repair work, replacing equipment and Pacifica paying for the repair work directly. The storms that hit France in late 1999 gave Pacifica an opportunity to show its efficiency. It took several hundred thousand phone calls in the space of a week, and paid compensation to 72,000 customers in the following weeks.

Complementary health insurance

To complement the benefits of France's compulsory state health insurance system, Pacifica has three types of insurance product, depending on a person's age, family situation and desired level of cover. One of the advantages offered by Pacifica is the €300 emergency payment that policyholders are free to spend as they wish in the event that they are hospitalised for 10 days or more.

"Pacifica's results confirm the wisdom of its strategy"

Patrick Duplan, CEO of Pacifica

In 2004, the number of policies managed by Pacifica broke through the 4.5 million barrier. What are your current ambitions?
Patrick Duplan: We have a clear and ambitious set of targets for 2010. We intend to make Pacifica one of France's top five insurers among both individual and professional customers. Pacifica's 40% stake in Assurances Fédérales IARD, along with the launch of a new professional product range through the Regional Bank and LCL networks, should go a long way to helping us achieve this aim.



What are your targets in each of your markets?
We already lead the French personal accident insurance market, and we want to become a leading player in legal protection.
We are also aiming for a top-five position in motor and home insurance, and we are set to become the second-largest insurer in the French agriculture sector. Complementary health insurance is another area in which we have substantial growth potential.

How do you plan to achieve this growth?
We are aiming for revenues of over €2bn per year by 2010, as opposed to just over €1bn in 2005.
In terms of claims management, we expect to deal with 400,000 claims in 2005 and 1 million in 2010. To cope with this growth, we launched a major project in the fourth quarter of 2005 to strengthen our Claims Management Unit organisation.

It looks like Pacifica has a bright future!
Indeed. All of our staff, and all of our distribution networks and partners, are committed to maintaining Pacifica's successful development, and to making insurance – both life and property/casualty – the Crédit Agricole group's second-largest business area.



March

8 **Full-year 2005 results**

Further ahead: the next Crédit Agricole S.A. general shareholders' meeting will take place in Paris on 17 May 2006

Shareholders' liaison committee: focus on the Shareholders' Guide

In September 2005, the Shareholders' Liaison Committee welcomed three new members, and discussed the Shareholders' Club programme for 2006, including the themes and locations of meetings. It also discussed work done on the Shareholders' Guide ahead of its revision in early 2006.



The Shareholders' liaison committee welcomes three new members: Jean-Paul Eiselé, Thierry Savidan and Alain Simonnet

You can contact us:

BY POST
Shareholder relations
Crédit Agricole S.A.
91-93 boulevard Pasteur
75710 Paris Cedex 15 France

BY E-MAIL
infos.actionnaires@credit-agricole-sa.fr

ON THE WEB
www.credit-agricole-sa.fr

The Shareholders' Club newsletter is published by Crédit Agricole S.A.'s Investor Relations department (ref. no. 7349-DRI-05/05) 91-93 bd Pasteur – 75015 Paris. Produced by CREAPRESS
Photo credits: T. El Zakaoui, La Vie Financière, Noak/Le Bar Floréal, G. Larvor, H. Thouroude.



CRÉDIT AGRICOLE S.A.

Presentation entitled "Crédit Agricole Asset Management – Nextra: An ambitious European project in the Asset Management Industry"

January 10, 2006

Please see attached.



Crédit Agricole Asset Management – Nextra:

An ambitious European project in the Asset Management Industry



Press conference, Milan, January 10th, 2006

Content



Rationale of the deal

- The joint-venture between Crédit Agricole Asset Management and Banca Intesa will create one of the top European asset managers, the only player with a leading position in two key markets (France and Italy)

- The new company will benefit from increased commercial potential thanks to the combination of Banca Intesa Group's distribution skills and Crédit Agricole Asset Management's experience in developing international distribution partnerships and institutional clients

- The integration of the specific and complementary know-how of the two players will result in a significant improvement in the products and services offered to the clients

- This major deal further strengthens the long term partnership between Crédit Agricole and Banca Intesa Group, that can already demonstrate common success stories in the consumer financing and private banking business



Content



Shareholding structure

- Crédit Agricole Asset Management has acquired 65% of Nextra Investment Management SGR from Banca Intesa, which maintains a 35% stake

- In addition, Banca Intesa will acquire in 2006 35% of Crédit Agricole Asset Management SGR, the Italian subsidiary of Crédit Agricole Asset Management

- Afterwards, it is planned to merge the activities of Nextra and Crédit Agricole Asset Management SGR*

- It is also planned to merge NAI and CA-AIPG SGR, the Italian alternative investment management subsidiaries of Nextra and Crédit Agricole Asset Management, thus creating the leading player in Italy*



Crédit Agricole Asset Management
Banca Intesa
65 %
35 %
Nextra Investment Management SGR
Crédit Agricole Asset Management SGR

* Subject to the approval from the authorities

Key financial terms

- The deal is based on a valuation of 100% of Nextra of EUR 1.255 Bn

- This valuation is subject to adjustment mechanisms. A post closing adjustment is based on the net inflows generated by Banca Intesa networks between 2005 and 2007:
  - EUR +100 m if net inflows exceed EUR 10 Bn
  - EUR -100 m in case of negative net inflows

- The valuation of EUR 1.255 Bn compares to EUR 1.340 Bn announced after the signature of the memorandum of understanding (Heads of Agreement) at end of May 2005

- This difference is mostly related to the exclusion from the deal of NDS (Nextra Distribution Services), a company based in Luxembourg and distributing Nextra International SICAVs

- The choice of excluding NDS from the transaction is in line with the strategic goal of Crédit Agricole Asset Management to acquire asset management skills rather than a distribution capacity, which remains under the primary responsibility of Banca Intesa

- The valuation of Crédit Agricole Asset Management's Italian subsidiary has been confirmed at EUR 70 m



A deal that creates one of the top European asset management companies

- With assets under management of EUR 402.1 Bn as of September 30th, 2005 Crédit Agricole Asset Management Group is the leader in the French mutual funds market* and is a leading asset management player in Europe

- Nextra, with EUR 98 Bn assets under management as of September 30th, 2005, is the number three in the Italian asset management market**

- This major deal creates one of the top 5 asset management companies in Europe, with EUR 460 Bn AUM*** and the only one with leading positions in two key markets

* Open-end mutual funds marketed in France – source: Europerformance

** Source: Assogestioni

*** Top 400 European Asset Management leaders – IPE. Including 65% of Nextra's asset under management



The JV will benefit from an increased commercial potential…


Distribution capacity of Banca Intesa Group
• ~3,100 branches in Italy,
• ~8 million clients in Italy, including:
- 6.3 Banca Intesa
- 1.7 Banca Intesa Group Italian banks
• Strong local market knowledge
• Access to a wide range of institutional clients
Increased commercial potential
Crédit Agricole Asset Management commercial expertise
• Long experience in serving independent networks
• Over EUR 300 Bn in assets managed for institutional clients
• International distribution partnerships
• Growing share of inflows coming from international clients (>40% of inflows YTD as of September 2005)

...and the integration of specific know-how, with strong benefits for Nextra clients

Specific Know-how

- Internationally integrated and decentralized investment management platform
- Expertise in specialized asset classes (total return, alternative, quantitative, structured products, etc.)
- Capabilities in the development of multi-management "solutions" for retail networks and institutional clients
- Strong financial and credit analysis and technical research

The integration of the specific and complementary know-how of the two players will result in a significant improvement in the products and services offered to the clients

A governance agreement will ensure a well balanced governance

- The Board of Directors, the Executive Committee and the Statutory Auditors Committee reflects the respective participation of Banca Intesa and Crédit Agricole in the share capital of Nextra

- Banca Intesa will have the veto power or qualified majority with respect to key decisions, such as for example:
    - Entering into a joint venture
    - Carrying out a major acquisition
    - Entering, amending, and/or ending any custody and fund administration agreement
    - Distribution in Italy of Crédit Agricole Asset Management's products without using Nextra
    - Listing Nextra
    - Major restructuring of Nextra
    - …



A distribution agreement establishes close ties between factory and distributor

- Long duration: 12 years

- Banca Intesa is entitled to increase its share of Open Architecture to satisfy customers' diversification needs:

  For 8 consecutive years:

  - 3% yearly of average captive AUM
  - up to a level of 24%

These percentages can be slightly adjusted upward or downward on the basis of the quality of the performance of Nextra's funds



The new name of Nextra: CAAM SGR

- Nextra adopts a new name: **CAAM SGR**
- The rationale for this choice is threefold:
  - Underline belonging to a large European Group that is developing an ambitious international growth strategy
  - Mark the beginning of a new phase of development of the Italian asset management activity
  - Support the development of a direct customer franchise of institutional investors and 3rd party distributors
- The respect of the identity of Banca Intesa Group Networks will be guaranteed, as CAAM SGR will continue to offer dedicated products under Intesa brand(s)



Content



Crédit Agricole Asset Management Group: a multi-specialist asset manager

Assets under management at 30 September 2005 (EUR Bn)



CRÉDIT AGRICOLE S.A.

Crédit Agricole Asset Management Group — Assets under management: EUR 402.1 Bn

Fundamental investment

Crédit Agricole Asset Management — 337.1

Specialised investment

33.0	11.2	0.8	16.8	1.0	2.2
CASAM structured investment	**CA-AIPG** Alternative multi-manager investment	**Systeia** Alternative investment	**CPR-AM** Quantitative investment	**IDEAM** Socially responsible investment	**Crédit Agricole Asset Management Immobilier** Property investment management

Strong international presence focused on Europe and Asia

Assets under management (at 100%) at 30 September 2005 (EUR Bn)



Subsidiary/JV
JV/partnership
Representative and Marketing offices
Platform
(x%) Group holding
UK (100%) : 4.6
Finland
US - Chicago
CA-AIPG Platform
Benelux
Spain (100%*) : 5.8
Greece (20%**) : 2.9
South Korea (40%***) : 5.5
US - Washington
EMM (15%)
Japan (100%) : 7.4
United Arab Emirates
Morocco (34%) : 2.9
Italy (100%): 10.2
Nextra: +98
Singapore - Hong-Kong (100%) : 2.3

* 45% Calyon
** 80% Commercial Bank of Greece
*** 60% NACF

Crédit Agricole Asset Management development strategy

Development strategy

Support the Crédit Agricole Group in its drive to broaden its business franchise

- Encourage long-term investment in mutual funds and unit-linked funds by retail customers (LCL and Crédit Agricole Regional Banks)
- Grow corporate and institutional client base, in particular by working closely with Calyon (CASAM joint venture)
- International retail banking

Expand internationally, with focus on distribution partnerships

- Develop business in Italy leveraging the partnership with Banca Intesa
- Consolidate development of partnership in Japan (Resona) and Korea (NACF)
- Forge partnership in China
- Develop activity with international distributors

Round out our expertise and strengthen leading position in innovative products

- Develop innovative tailored products for our networks and partners
- Strengthen our leadership in high added-value products based on fixed-income, total return, alternative and structured products expertises
- Aim at acquiring expertise in USA and UK
- Reinforce improvements in European equity investment offerings



Content

CAAM SGR target organization


Subsidiaries

Chairman
Ariberto Fassati

CEO
Francis Candylaftis

Audit
Claudio Ceccaroni

Legal
Antonio Mocchi

HR
Massimo Martinoia

Investment management
Marco Ratti

Marketing & sales
Andrea Cecchini

Operations
Giuseppe Apicella Guerra

Finance, risk & compliance
Jean-Claude Gelhaar

Real Estate
Giovanni di Corato

Epsilon SGR
Sergio Vicinanza

N.A.I.
Massimo Mazzini

CAAM SGR aims at becoming a leader in Italy

Vision

- Create a leader in Italy, part of a leading European Asset Manager

Key objectives

- Make Banca Intesa Group a reference network for the distribution of asset management products
- Increase market share on third-party banks and institutional clients

Strategic priorities

- Focus and deliver product performance, leveraging both partners' capabilities
- Develop dedicated/innovative products
- Develop specific service model for each customer segment

Opportunities from the integration with Crédit Agricole Asset Management Group

- Leverage Crédit Agricole Asset Management global resources and capabilities (e.g. investment management, marketing, IT platforms, risk management system, etc.)
- Build an integrated and decentralized investment management platform between CAAM SGR and Crédit Agricole Asset Management Group
- Capture synergies of scale



CAAM SGR will leverage Crédit Agricole Asset Management global resources and capabilities

Area	Key global resources and capabilities to be leveraged
Marketing and sales	• Expertise in customized solutions for specific needs of institutional clients • Advanced know-how in Requests For Proposal • Tailored client servicing • Customized commercial support and products for large retail bank networks
Investment management	• Worldwide platform (Paris, London, Hong Kong/Singapore, Tokyo, etc.) • Strong expertise in specialized asset classes (total return, alternative, structured products, etc.) • Highly developed service platform (investment strategy, financial analysis, etc.)
Risk management and compliance	• Advanced risk management tools • Strong operational monitoring through key risk indicators • Well developed tools and techniques
Operations	• Highly developed front office and performance attribution tools



CAAM SGR and Crédit Agricole Asset Management will create an integrated and decentralised investment management platform

- Develop specific « centres of expertise », with professionals in various locations, including Milan, Paris and London
- Maintain local investment capabilities in Italy across all asset classes:
  - "Core" asset classes (e.g., Equity Europe, Euro bonds, Multi-management,...): decentralised local teams reporting directly to CAAM SGR Chief Investment Officer and coordinating with Crédit Agricole Asset Management Group teams
  - Specialised asset classes (e.g., Global Bonds, International Equities...): local teams fully integrated to the global investment management platform through a single leadership in order to achieve critical mass
- Ensure coordination and coherence across locations through an integrated service platform between Milan and Paris, in order to share the same processes, tools, analysis and research



New product dedicated to Banca Intesa: "Intesa Garanzia Attiva"

INTESA

- Managed by Crédit Agricole Asset Management, the fund is marketed under the brand "Intesa", whose products proved to be very successful with the clientele

GARANZIA

- The fund guarantees the reimbursement of capital after 5 years: the guarantee works directly on the fund, it therefore applies to all participants regardless of the subscription date
- The guarantee is explicit and independent from the trends of financial markets ; it is provided by a company of the Crédit Agricole Group

ATTIVA

- The assets of the fund are actively managed by Crédit Agricole Asset Management, one of the top manager of structured funds in France
- Crédit Agricole Asset Management uses innovative techniques, applying all investment tools newly allowed by the asset management regulations



Projects of new products dedicated to the Banca Intesa Group networks

Projects of new products dedicated to Banca Intesa Group:

- Total return fund of funds, UCITS III non-harmonized
- Formula funds
- Target funds
- Multi-mandate and multi-compartment Sicav



CAAM SGR

An ambitious European project in
the Asset Management Industry





Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.4A

AMF publication listing declaration by Crédit Agricole
regarding transactions in its own shares

January 6, 2006

Please see attached English language translation.

Exhibit 2.4A

English translation from French

Crédit Agricole S.A. AMF Notice published January 6, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 12/28/2005 AND 01/02/2006

date of transaction	number of shares	weighted average price	amount
sale on 12/28/2005	9,293	27.21	252,862.53
sale on 12/29/2005	9,766	27.22	265,830.52
sale on 01/02/2006	6,091	26.87	163,665.17
	25,150	27.13	682,358.22

RECEIVED

2006 MAR 13 P 12:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.4B

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

January 17, 2006

Please see attached English language translation.

Exhibit 2.4B

English translation from French

Crédit Agricole S.A. AMF Notice published January 17, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES ON 01/09/2006

date of transaction	number of shares	weighted average price	amount
sale on 01/09/2006	4,458	27.92	124,467.36
	4,458	27.92	124,467.36

Exhibit 2.4C

<u>AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares</u>

<u>January 26, 2006</u>

Please see attached English language translation.

Exhibit 2.4C

English translation from French

Crédit Agricole S.A. AMF Notice published January 26, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 01/18/2006 AND 1/24/2006

date of transaction	number of shares	weighted average price	amount
sale on 01/18/2006	8,948	27.12	242,669.76
sale on 01/19/2006	9,310	27.36	254,721.60
sale on 01/20/2006	23,770	27.80	660,806.00
sale on 01/24/2006	498,792	27.05	13,492,323.60
	540,820	**27.08**	**14,650,520.96**

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

RUE DE LA LOI 57
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PIAZZA DI SPAGNA 15
00187 ROME

VIA SAN PAOLO 7
20121 MILAN

BANK OF CHINA TOWER
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AVOCATS AU BARREAU DE PARIS
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75008 PARIS
01 40 74 68 00
FAX
01 45 63 66 37
WWW.CLEARYGOTTLIEB.COM

March 7, 2006

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

File No. 82-34771

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,



Andrew Bernstein

Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH FEBRUARY 28, 2006

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

   1.1 Summary of assets and liabilities as at December 31, 2005, published on February 15, 2006.

   1.2 Publication relating to the issuance of €562,500,000 in subordinated debt, published on February 15, 2006.

   1.3 Publication relating to the issuance of €14,000,000 in subordinated debt, published on February 20, 2006.

   1.4 Publication relating to the issuance of €536,000,000 in subordinated debt, published on February 24, 2006.

   1.5 Publication relating to the issuance of €15,000,000 in subordinated debt, published on February 27, 2006.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   2.1 Materials relating to the EUR 25,000,000,000 Euro Medium Term Note Programme.

      A. Final Terms relating to the issuance of EUR 200,000,000 Automatic Redeemable Index Linked Interest Notes, dated February 13, 2006.

      B. Final Terms relating to the issuance of EUR 250,000,000 Fixed Rate and Index Linked Notes due 2014, dated February 14, 2006.

      C. Final Terms relating to the issuance of EUR 2,000,000,000 Floating Rate Notes due 2009, dated February 15, 2006.

      D. Final Terms relating to the issuance of EUR 437,300,000 Automatic Redeemable Index Linked Interest Notes, dated February 20, 2006.

      E. Final Terms relating to the issuance of EUR 250,000,000 Fixed Rate and Index Linked Notes due 2014, dated February 21, 2006.

      F. Final Terms relating to the issuance of EUR 52,500,000 Automatic Redeemable Index Linked Interest Notes, dated February 24, 2006.

G. Final Terms relating to the issuance of EUR 14,900,000 Automatic Redeemable Index Linked Interest Notes, dated February 27, 2006.

H. Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due September 2007, dated February 27, 2006.

I. Final Terms relating to the issuance of EUR 30,000,000 Automatic Redeemable Index Linked Interest Notes, dated February 27, 2006.

J. Prospectus Supplement dated November 23, 2005 to the Base Prospectus dated September 30, 2005.

K. Prospectus Supplement no. 2 dated February 20, 2006 to the Base Prospectus dated September 30, 2005.

3. OTHER PUBLIC DISCLOSURE

3.1 Press releases through February 28, 2006.

3.2 Presentation entitled "Acquisition of 50% and management control of the bancassurance subsidiaries of the Espirito Santo Group in Portugal", dated February 20, 2006.

3.3 Declaration by Crédit Agricole listing transactions in its own shares.

A. Declaration regarding transactions between January 26, 2006 and February 2, 2006, registered with the AMF on February 6, 2006.

B. Declaration regarding transactions between February 3, 2006 and February 10, 2006, registered with the AMF on February 13, 2006.

C. Declaration regarding transactions between February 14, 2006 and February 21, 2006, registered with the AMF on February 23, 2006.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Summary of assets and liabilities as at December 31, 2005,

Published in the BALO on February 15, 2006

Please see attached English-language translation.

Exhibit 1.1

English translation from French

Crédit Agricole S.A. BALO Notice published February 15, 2006,

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,491,966,903.
Registered office: 91-93, boulevard Pasteur, 75015 Paris.
Registry of Commerce and Companies: 784 608 416 Paris – APE: 651 D.
Siret: 784 608 416 00011

Financial Position as at December 31, 2005.
(€ thousands)

Assets	Amount
Cash, due from central banks and French postal system	105 529
Treasury bills and similar items	3 466 339
Due from banks	38 128 716
Crédit Agricole internal transactions	190 378 056
Customer-related items	3 568 267
Bonds and other fixed-income securities	9 057 853
Shares and other variable-income securities	3 770 407
Investments and other long-term securities	11 684 362
Investments in non-consolidated affiliates	35 154 765
Intangible assets, bank premises and equipment	193 224
Other assets	10 019 698
Sundry accounts and prepaid expenses	10 648 015
Total assets	316 175 231

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	991
Due to banks	31 691 144
Crédit Agricole internal transactions	15 259 428
Customer-related transactions	168 920 970
Debts represented by a security	37 527 291
Other liabilities	3 987 928
Sundry accounts and unearned income	16 740 235
General risks and liabilities reserves	1 863 013
Subordinated debt and equity loans	19 623 820
Fund for general banking risks (FGBR)	636 203
Shareholders' equity (excl. FGBR)	19 924 208
Share capital	4 491 967
Additional paid-in capital	12 583 784
Reserves	2 615 248
Regulated provisions and investment grants	995
Retained earnings	232 214
Total liabilities and shareholders' equity	312 175 213

Off-balance sheet items	Amount
Guarantees and commitments given	16 843 846
Financing commitments given	4 556 606
Guarantees given	12 287 240
Commitments on securities	0
Guarantees and commitments received	8 265 133
Financing commitments received	8 219 000
Guarantees received	46 133
Commitments on securities	0

Cumulative Financial Position of the 41 Crédit Agricole regional banks
(€ thousands)

Assets	Amount
Cash, due from central banks and French postal system	3 795 961
Treasury bills and similar items	424 487
Due from banks	1 524 308
Crédit Agricole internal transactions	18 725 271
Due from customers	261 770 488
Bonds and other fixed-income securities	6 803 800
Shares and other variable-income securities	11 980 016
Investments and other long-term securities	12 037 159
Investments in non-consolidated	992 358

affiliates	
Intangible assets, bank premises and equipment	2 738 102
Other assets	1 956 675
Sundry accounts and prepaid expenses	6 196 785
Total assets	328 945 410

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	372
Due to banks	762 383
Crédit Agricole internal transactions	191 079 629
Customer-related items	74 864 195
Debts represented by a security	14 357 176
Other liabilities	2 175 503
Sundry accounts and unearned income	6 652 284
General risks and liabilities reserves	3 827 168
Mutual security deposits	3 129
Subordinated debt and equity loans	3 263 125
Fund for general banking risks (FGBR)	1 061 167
Shareholders' equity (excl. FGBR)	30 899 279
Share capital	4 060 122
Additional paid-in capital	9 213 087
Reserves	18 003 097
Regulated provisions and investment grants	18 493
Retained earnings	- 395 520
Total liabilities and shareholders' equity	328 945 410

Off-balance sheet items	
Guarantees and commitments given	50 258 399
Financing commitments given	41 886 617
Guarantees given	8 180 180
Commitments on securities	191 602
Guarantees and commitments received	53 316 436
Financing commitments received	1 115 993
Guarantees received	51 966 007
Commitments on securities	234 436

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.2

Publications relating to the issuance of €562.5 million in subordinated debt

Published in the BALO on February 15, 2006

Please see the attached English-language summary.

Exhibit 1.2

English summary from French

Crédit Agricole S.A. BALO Notice published February 15, 2006

This notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of December 31, 2005, the total of previously issued outstanding debt amounted to €13,516,894,881, to €7,730,513,692 for redeemable subordinated debt (TSR) and to €3,755,050,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of June 1, 2005, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €1,897,350,000, has decided to issue subordinated debt with no fixed term in a maximum amount of €562,500,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at a nominal rate of 4%. Interest will be payable quarterly, at the annual rate divided by 4. The first interest period will be payable as of June 3, 2006 and the last as of March 3, 2018. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is March 3, 2006 under *code valeur* number FR 0010289082. The principal amount of the notes will be announced in the BALO on February 24, 2006.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.3

Publications relating to the issuance of €17.5 million in subordinated debt

Published in the BALO on February 20, 2006

Please see the attached English-language summary.

Exhibit 1.3

English summary from French

Crédit Agricole S.A. BALO Notice published February 20, 2006

This notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of September 30, 2005, the total of previously issued outstanding debt amounted to €13,516,894,881, to €7,730,513,692 for redeemable subordinated debt (TSR) and to €3,755,050,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of June 1, 2005, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €1,897,350,000, has decided to issue subordinated debt with no fixed term in a maximum amount of €17,500,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay a nominal interest rate. Interest will be payable on the maturity date, i.e. March 3, 2015. Application will be made to list the securities on the Premier Marche of Euronext Paris S.A. Their expected date of valuation is March 3, 2006 under *code valeur* number FR 0010295261, and the closing of the offering will occur on February 26, 2006. The principal amount of the notes will be announced in the BALO on February 27, 2006.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.4

Publications relating to the issuance of €536,000,000 in subordinated debt

Published in the BALO on February 24, 2006

Please see the attached English-language summary.

Exhibit 1.4

English summary from French

Crédit Agricole S.A. BALO Notice published February 24, 2006

Further to the notice dated February 15 2006, this notice announces the issuance by Crédit Agricole S.A. of €536 000 000 aggregate principal amount subordinated debt (approved by the *AMF* with visa number 06-042 on February 13 2006).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.5

Publications relating to the issuance of €15,000,000 in subordinated debt

Published in the BALO on February 27, 2006

Please see the attached English-language summary.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.5

English summary from French

Crédit Agricole S.A. BALO Notice published February 27, 2006

Further to the notice dated February 20, 2006, this notice announces the issuance by Crédit Agricole S.A. of €15 000 000 aggregate principal amount subordinated debt (approved by the *AMF* with visa number 06-045 on February 16, 2006).

Exhibit 2.1A

Final Terms relating to the issuance of EUR 200,000,000 Automatic Redeemable Index Linked Interest Notes

February 13, 2006

Please see attached.

Final Terms dated February 13, 2006



Crédit Agricole S.A.

Euro 25,000,000,000

Euro Medium Term Note Programme

SERIES NO: 123

TRANCHE NO: 1

Issue of EUR 200,000,000 Automatic Redeemable Index Linked Interest Notes

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplement to the Base Prospectus dated 23 November 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London Branch
2	(i) Series Number:	123
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro (EURO)
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 200,000,000
	(ii) Tranche:	EUR 200,000,000
5	Issue Price:	100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	February 15, 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	The earlier of (i) February 15, 2026 and (ii) the Automatic Early Redemption Date (as defined in item 18(i), both subject to adjustment in accordance with the Business Day Convention.
9	Interest Basis:	For each Interest Period from and including February 15, 2006 to but excluding February 15, 2015: 4.50% Fixed Rate For each Interest Period from and including February 15, 2015 to but excluding the Maturity Date: Index Linked Interest (further particulars specified below)

10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	See item 9 above
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Applicable
	(i) Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	Every February 15 in each year commencing on and including February 15, 2007 and ending on and including February 15, 2015, adjusted in accordance with the Following Business Day
	(iii) Fixed Coupon Amount[(s)]:	EUR 2,250 per EUR 50,000 in Nominal Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360, unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable
	(i) Index/Formula/other variable:	For each Interest Period from and including February 15, 2015 to but excluding the Maturity Date, or the Automatic Early Redemption Date (as defined below) as the case may be, the Notes will bear interest payable in amounts determined in accordance with

the provisions set out below:

Specified Denomination x [5.05 x (EUR 10 years CMS - EUR 2 years CMS)] x Day Count Fraction

For the avoidance of doubt the last Interest Amount will be payable on the Maturity Date or on the Automatic Early Redemption Date in case of the occurrence of an Early Redemption Event.

An **Early Redemption Event** shall occur in respect of a Specified Interest Payment Date if the sum of (i) all Interest Amounts per Specified Denomination paid in respect of all preceding Specified Interest Payment Dates plus (ii) the Interest Amount to be paid on the relevant Specified Interest Payment Date reach or exceed the **Trigger Level** (as defined below). In such case, the Notes will be redeemed automatically at par on this specific Specified Interest Payment Date (the "**Automatic Early Redemption Date**").

If on the Maturity Date the sum of the Interest Amounts paid up to but excluding the last Specified Interest Payment Date is less than the Trigger Level, the last Interest Amount will not be adjusted in order to reach such Trigger Level. Therefore the sum of the Interest Amounts paid over the life of the Notes may be less than the Trigger Level.

The Calculation Agent shall notify the Issuer of the occurrence of an Automatic Early Redemption Event at the latest five Target Business Days after the Fixing Date relating to the Interest Period.

__**Where :**__

"Trigger Level" means 42.50 per cent. per Specified Denomination (*i.e.*: EUR 21,250).

"EUR 10 year CMS" means the annual swap rate for a euro swap transaction with a maturity of 10 years (annual, 30/360) versus EURIBOR 6 month, expressed as a percentage, which

appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Fixing Date

"EUR 2 year CMS" means the annual swap rate for a euro swap transaction with a maturity of 2 years (annual, 30/360) versus EURIBOR 6 month, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Fixing Date

"Fixing Date" means five (5) Target Business Days prior to the last day of each Interest Period.

"TARGET Business Days" means a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.

(ii)	Calculation Agent responsible for calculating the interest due:	CALYON
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See item 18(i) above
(iv)	Interest Period(s):	**Each** Interest Period from and including February 15, 2015 to but excluding the immediately following Specified Interest Payment Date and each subsequent Interest Period from a Specified Interest Payment Date (included) to the next following Specified Interest Payment Date (excluded).
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If, in respect of any Fixing Date in the Interest Period, the **EUR CMS 10 years and/or the EUR CMS 2 years** do not appear on the Reuters Screen "ISDAFIX2" (or any successor) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Calculation Agent as

			the **"EUR-annual-Swap Rate Reference Banks"** (as defined in the 2000 ISDA Definitions) had been specified as the applicable rate for which: **"Reset Date"** shall be replaced by "the last day of the Interest Period", **"on the day that is two TARGET Settlement Days preceding that Reset Date"** shall be replaced by "on the Fixing Date", **"Designated Maturity"** means ten (10) years and/or two (2) years as the case maybe, and **"Representative Amount"** means the "Aggregate Nominal Amount".
	(vi)	Interest or calculation period(s):	Not Applicable
	(vii)	Specified Interest Payment Dates:	Every February 15 in each year starting on and including February 15, 2016 and ending on and including the Maturity Date or the Automatic Early Redemption Date, as the case may be.
	(viii)	Business Day Convention:	Following Business Day Convention
	(ix)	Business Centre(s):	TARGET
	(x)	Minimum Interest Rate:	0.00 per cent per annum
	(xi)	Maximum Interest Rate:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	30/360, unadjusted
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR 50,000 per Note of EUR 50,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:		Not Applicable
	(i)	Index/Formula/variable:	Not Applicable
	(ii)	Calculation Agent responsible for calculating the Final	Not Applicable

		Redemption Amount:	
	(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
	(iv)	Determination Date(s):	Not Applicable
	(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
	(vi)	Payment Date:	Not Applicable
	(vii)	Minimum Final Redemption Amount:	Not Applicable
	(viii)	Maximum Final Redemption Amount:	Not Applicable
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special	TARGET

	provisions relating to Payment Dates:	
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	See Appendix 1 hereto with respect to withholding tax on payments of interests on the Notes.

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:		CALYON
34	Additional selling restrictions:		Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer 

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of Luxembourg with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 8,000
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Luxembourg

3 RATINGS

Ratings:	Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES*

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 200,000,000
(iii)	Estimated total expenses:	Not Applicable

7 Fixed Rate Notes only – YIELD

Indication of yield:	4.50% for the first nine years The yield is calculated at the Issue Date on the basis of the Issue Price. It is not

an indication of future yield.

8 Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Details of historic of the **EUR 10 years CMS** and/or the **EUR 2 years CMS** rates can be obtained from Reuters

9 Dual Currency Notes only – PERFORMANCE OF RATE OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0242646965
Common Code:	24264696
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX 1

(This Appendix 1 forms part of the Final Terms to which it is attached)

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom tax law and HM Revenue & Customs practice. They only apply to persons who are beneficial holders of the Notes. The comments below do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of person such as dealers. Any holders of Notes who are in doubt as to their own tax position should consult their professional adviser.

Withholding tax on payments of interest

References to "interest" in this section mean interest as understood in UK tax law. The statements do not take account of any different definitions of interest that may prevail under any other law.

Payments of interest on the Notes will not be subject to withholding or deduction for or on account of UK tax so long as the Notes carry a right to interest and are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the UK Income and Corporation Taxes Act 1988 (the "Taxes Act") (which includes the Luxembourg Stock Exchange).

Even if the Notes ceased to be listed on a recognised stock exchange, provided the Issuer remains a bank within the meaning of section 840A of the Taxes Act, then it should be entitled to pay the interest without withholding or deduction for or on account of UK tax so long as the interest is paid by it in the ordinary course of its business, within the meaning of section 349 of the Taxes Act.

Subject to the following comments, in all other cases payments of interest will be made after deduction of UK tax at a rate, which is currently 20%. Certain holders may be entitled to payments of interest free from deduction (or at a reduced rate of deduction) under a direction from HM Revenue & Customs, made pursuant to an application in respect of such relief as may be available under an applicable double taxation treaty.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1B

Final Terms relating to the issuance of EUR 250,000,000 Fixed Rate and Index Linked Notes due 2014

February 14, 2006

Please see attached.

Final Terms dated February 14, 2006



Crédit Agricole S.A.
acting through its London branch
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 124
TRANCHE NO: 1
Issue of EUR 250,000,000 Fixed Rate & Index Linked Notes due 2014
Issued by: Crédit Agricole S.A. *acting through its London branch* (the "Issuer")

Dealer: CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated September 30, 2005 and the supplement to the Base Prospectus dated 23 November 2005 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	124
	(ii)	[Tranche Number:	1
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 250,000,000
	(iii)	Tranche:	EUR 250,000,000
5	Issue Price:		100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000

7	(i)	Issue Date:	February 16, 2006
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		February 16, 2014
9	Interest Basis:		**5.26 per cent. Fixed Rate** in respect of the **First Interest Period** (defined as the period beginning on, and including, the Interest Commencement Date and ending on, but excluding, February 16, 2007 and in respect of the **Second Interest Period** (defined as the period beginning on, and including, February 16, 2007 and ending on, but excluding, February 16, 2008) **Index Linked Interest** in respect of the **Other Interest Periods** (i.e. each twelve-month period from, and including, February 16, 2008 to, but excluding, the Maturity Date)
10	Redemption/Payment Basis**:		Index Linked Redemption
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors dated June 1, 2005
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Applicable
	(i)	Rate[(s)] of Interest:	5.26 per cent. per annum
	(ii)	Interest Payment Date(s):	February 16, 2007 and February 16, 2008, adjusted in accordance with the Following Business Day Convention
	(iii)	Fixed Coupon Amount[(s)]:	EUR 2,630 per EUR 50,000 in Nominal Amount (i.e. EUR 50,000 x 5.26% x (360/360))
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360
	(vi)	Determination Dates:	Not Applicable
	(vii)	Other terms relating to the	Not Applicable

	method of calculating interest for Fixed Rate Notes:	
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable. Each Note shall bear interest on its outstanding nominal amount from (and including) February 16, 2008 to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set forth under the Section 2/ "*Index Linked Interest Note Provisions*" of the Appendix 1 hereto. Such interest amount will be payable annually in arrear.
	(i) Index/Formula/other variable:	See Appendix 1
	(ii) Calculation Agent responsible for calculating the interest due:	CALYON
	(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See Appendix 1
	(iv) Interest Period(s):	Each twelve-month period from (and including) February 16, 2008 to (but excluding) the Maturity Date.
	(v) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See Appendix 1
	(vi) Interest or calculation period(s):	Each twelve-month period from (and including) February 16, 2008 to (but excluding) the Maturity Date.
	(vii) Specified Interest Payment Dates:	February 16 in each year from February 16, 2009 to February 16, 2014 (defined as "Index Linked Interest Payment $Date_{(i)}$", being provided that the Index Linked Interest Payment $Date_{(1)}$ shall occur on February 16, 2009 and that the Index Linked Interest Payment $Date_{(6)}$ shall occur on February 16, 2014), in each case subject to adjustments in accordance with the Business Day Convention as specified in paragraph

		18(x) below.
(viii)	Business Day Convention:	Following Business Day Convention
(ix)	Business Centre(s):	London and TARGET
(x)	Minimum Interest Rate:	0.00 per cent
(xi)	Maximum Interest Rate:	5.26 per cent per annum
(xii)	Day Count Fraction:(Condition 5(h))	30/360

19	**Dual Currency Note Provisions****	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	See Appendix 1

In cases where the Final Redemption Amount is Index-Linked or other variable-linked:

(i)	Index/Formula/variable:	See Appendix 1
(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	CALYON
(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	See Appendix 1
(iv)	Determination Date(s):	See Appendix 1
(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See Appendix 1
(vi)	Payment Date:	Maturity Date
(vii)	Minimum Final Redemption Amount:	See Appendix 1
(viii)	Maximum Final Redemption Amount:	See Appendix 1

23 Early Redemption Amount

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	See Appendix 1
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	See Appendix 2 hereto with respect to withholding tax on payments of interests on the Notes.

DISTRIBUTION

32	(i)	If syndicated, names of	Not Applicable

	Managers:	
	(ii) Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:	CALYON 9, quai du Président Paul Doumer 92920 Paris La Défense Cédex France
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer 

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from February 16, 2006
(iii) Estimate of total expenses related to admission to trading:	Not Applicable
(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 RATINGS

Ratings:	Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
3. Estimated net proceeds:	EUR 250,000,000
4. Estimated total expenses:	Not Applicable

7 YIELD

Indication of yield:	Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

See Appendix 1

9 PERFORMANCE OF RATE[S] OF EXCHANGE

Not Applicable

10 Other Information concerning the Securities to be admitted to trading

Name of the issuer of the underlying security:	Not Applicable
ISIN Code:	Not Applicable
Underlying interest rate:	Not Applicable
Relevant weightings of each underlying in the basket:	Not Applicable
Adjustment rules with relation to events concerning the underlying:	See Appendix 1
Source of information relating to the Index:	See Appendix 1
Place where information relating to the Index can be obtained:	See Appendix 1
Name and address of entities which have a firm commitment to act as intermediaries in secondary trading:	Not Applicable
Details of any market disruption/settlement disruption events affecting the underlying:	See Appendix 1
Exercise price/find reference price of underlying:	See Appendix 1
Details of how the value of investment is affected by the value of the underlying instrument(s):	Not Applicable
Details of settlement procedure of derivative securities:	Not Applicable
Details of how any return on derivative securities takes place, payment or delivery date, and manner of calculation:	Not Applicable
Details of any post-issuance information to be provided (only in case of Derivatives Instruments). Details of any post-issuance information relating to the underlying to be provided and where such	Not Applicable

	information can be obtained:	
	Details of the capacity in which any advisors have acted:	Not Applicable
	If a statement or report attributed to a person as an expert is included, such person's name, business address, qualifications and material interest, if any, in the issuer:[1]	Not Applicable
11	**Terms and Conditions of the Offer**	
	The time period, including any possible amendments, during which the offer will be open and description of the application process:	Not Applicable
	Details of the minimum and/or maximum amount of application: [2]	Not Applicable
	Details of method and time limits for paying up and delivering securities:	Not Applicable
	Manner and date in which results of the offer are to be made public:	Not Applicable
	Categories of potential investors to which the securities are offered:[3]	Not Applicable
	Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made:	Not Applicable
	Details of any post-issuance information to be provided (Only in case of Derivative Instruments). Details of any post-issuance information relating to the underlying to be provided and where such information can be obtained:	Not Applicable
12	**Placing and Underwriting**	
	Name and address of the co-ordinator(s) of the global offer and of single parts of the offer:	Not Applicable
	Name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent):	Not Applicable

Names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements:[1]	Not Applicable
When the underwriting agreement has been or will be reached:	Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0243607925
Common Code:	24360792
Depositaries:	
5. Euroclear France to act as Central Depositary	No
6. Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX 1

(This Appendix 1 forms part of the Final Terms to which it is attached)

1/ FINAL REDEMPTION AMOUNT

Unless previously redeemed or purchased and cancelled as specified below and in the Terms and Conditions of the Offering Circular, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount in EUR calculated by the Calculation Agent in accordance with the following provisions:

(a) in the case where the Calculation Agent determines that **Knock-out Event has occurred**, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount of EUR 50,000 (i.e. 100% of the Specified Denomination);

or

(b) in the case where the Calculation Agent determines that **(i) the Knock-out Event has not occurred and (ii) the Knock-in Event has not occurred**, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount of EUR 50,000 (i.e. 100% of the Specified Denomination);

or

(c) in the case where the Calculation Agent determines that **(i) the Knock-out Event has not occurred and (ii) the Knock-in Event has occurred**, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount in EUR calculated by the Calculation Agent (and rounded to the nearest second decimal, with 0.005 and above being rounded upwards) in accordance with the following formula:

$$\text{EUR } 50{,}000 \times [100\% + \text{Min }(0; \frac{\text{Final Price - Initial Price}}{\text{Initial Price}})]$$

Where, unless the context otherwise requires, the following defined terms beginning by a capital letter shall have the meanings set forth below:

"Index" means the Nikkei 225 Index (Reuters code: .N225) as calculated and published by the Index Sponsor, based on the share prices of 225 shares quoted within the first section at the Tokyo Stock Exchange;

"Index Sponsor" or "Sponsor" means Nihon Keizai Shimbun, Inc. or any successor index sponsor which is acceptable in the opinion of the Calculation Agent;

"Exchange" or "Stock Exchange" means the Tokyo Stock Exchange or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the shares underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the shares underlying such Index on such temporary substitute exchange or quotation system as on the original Exchange);

"Related Exchange" means the Osaka Stock Exchange or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index on such temporary substitute exchange or quotation system as on the original Related Exchange);

"Knock-out Event" means that the level of the Index determined as of the Knock-out Valuation Time on any Knock-out Determination $Day_{(i)}$ is equal to or greater than the Knock-out Price;

"Knock-out Price" means the Initial Price, subject to any adjustment made pursuant to Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*" hereafter;

"Knock-out Determination $Day_{(i)}$" means the Knock-out Determination $Day_{(1)}$, the Knock-out Determination $Day_{(2)}$, the Knock-out Determination $Day_{(3)}$, the Knock-out Determination $Day_{(4)}$, the Knock-out Determination $Day_{(5)}$ and the Knock-out Determination $Day_{(6)}$, as the case may be, unless such day is a Disrupted Day due to the occurrence of an event giving rise to a Disrupted Day prior to the Knock-out Valuation Time on such day.
If such day is a Disrupted Day due to the occurrence of such an event, then the Knock-out Determination $Day_{(i)}$ shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the original date that, but for the occurrence of a Disrupted Day, would have been the Knock-out Determination Day is a Disrupted Day.
In that case, (i) that eighth Scheduled Trading Day shall be deemed to be the Knock-out Determination $Day_{(i)}$, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Knock-out Valuation Time on that eighth Scheduled Trading Day in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the first Disrupted Day using the Exchange traded price as of the Knock-out Valuation Time on that eighth Scheduled Trading Day of each security comprised in the Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that eighth Scheduled Trading Day, its good faith estimate of the value for the relevant security as of the Knock-out Valuation Time on such date);

"Knock-out Determination $Day_{(1)}$" means January 16, 2009 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

"Knock-out Determination $Day_{(2)}$" means January 16, 2010 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

"Knock-out Determination $Day_{(3)}$" means January 16, 2011 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

"Knock-out Determination $Day_{(4)}$" means January 16, 2012 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

"Knock-out Determination $Day_{(5)}$" means January 16, 2013 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

"Knock-out Determination $Day_{(6)}$" means January 16, 2014 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

"Knock-out Valuation Time" means the Valuation Time;

"Knock-in Event" means that the level of the Index determined as of the Knock-in Valuation Time on any Knock-in Determination Day during the Knock-in Determination Period is strictly lower than the Knock-in Price;

"Knock-in Price" means 8,230.34 (i.e. 50% of the Initial Price), subject to any adjustment made pursuant to Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*" hereafter;

"Knock-in Determination Period" means the period which begins on (and includes) January 27, 2006 and which ends on (and includes) the Valuation Date;

"Knock-in Determination Day" means each Scheduled Trading Day during the Knock-in Determination Period, unless such day is a Disrupted Day due to the occurrence of an event giving rise to a Disrupted Day prior to the Knock-in Valuation Time on such day;

"Knock-in Valuation Time" means the Valuation Time;

"Final Price" means the level of the Index determined by the Calculation Agent as of the Valuation Time on the Final Valuation Date ;

"Initial Price" means 16,460.68 (i.e. the level of the Index determined by the Calculation Agent as of the Valuation Time on January 27, 2006), subject to any adjustment made pursuant to Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*" hereafter;

"Final Valuation Date" means January 16, 2014 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day) (the "Scheduled Final Valuation Date") unless such day is a Disrupted Day. If the Scheduled Final Valuation Date is a Disrupted Day, then the Final Valuation Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the Scheduled Final Valuation Date is a Disrupted Day.
In that case, (i) that eighth Scheduled Trading Day shall be deemed to be the Final Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Valuation Time on that eighth Scheduled Trading Day in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the first Disrupted Day using the price as of the Valuation Time on that eighth Scheduled Trading Day of each security comprised in the Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security that eighth Scheduled Trading Day, its good faith estimate of the value for the relevant security);

"Valuation Time" means the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

"Disrupted Day" means any Scheduled Trading Day on which the Exchange or the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means any day on which the Exchange and the Related Exchange are scheduled to be open for trading for their respective regular trading sessions;

"Exchange Business Day" means any Scheduled Trading Day on which the Exchange and the Related Exchange are open for trading during their respective regular trading sessions, notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time;

"Scheduled Closing Time" means the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

"Market Disruption Event" means the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure.
For the purposes of determining whether a Market Disruption Event in respect of an Index exists at any time, if a Market Disruption Event occurs in respect of a security included in the Index at any time, then the relevant percentage contribution of that security to the level of the Index shall be based on a comparison of (x) the portion of the level of the Index attributable to that security and (y) the overall level of the Index, in each case immediately before the occurrence of such Market Disruption Event;

"Trading Disruption" means any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise (i) relating to securities that comprise

20 per cent. or more of the level of the Index on the Exchange, or (ii) in futures or options contracts relating to the Index on the Related Exchange;

"Exchange Disruption" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or more of the level of the Index on the Exchange, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Index on the Related Exchange;

"Early Closure" means the closure on any Exchange Business Day of the Exchange relating to securities that comprise 20 per cent. or more of the level of the Index or the Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day;

"Calculation Agent" means CALYON.

2/ INDEX LINKED INTEREST NOTE PROVISIONS

Accordingly to the item 18 "Index Linked Interest Note Provisions", each Note bears index linked interest on its outstanding nominal amount from (and including) February 16, 2008 to (but excluding) the Maturity Date payable annually (as specified in the item 18(ix) hereabove of the Final Terms) in amounts in EUR (each an "Index Linked Interest $Amount_{(i)}$") at the rate per annum of:

- **5.26 per cent.** (i.e. an Index Linked Interest $Amount_{(i)}$ of EUR 2,630 per Note (i.e. Specified Denomination x 5.26% x (360/360))) payable on the Index Linked Interest Payment $Date_{(i)}$, in the event that the Calculation Agent determines on the Valuation $Date_{(i)}$ that the Intermediary $Price_{(i)}$ is equal to or greater than 50% of the Initial Price,

being provided that if the Calculation Agent determines on the Valuation $Date_{(i)}$ that the Intermediary $Price_{(i)}$ is equal to or greater than the Initial Price, the Index Linked Interest $Amount(s)_{(i)}$ payable on the following Index Linked Interest Payment $Date(s)_{(i)}$ will be an amount of EUR 2,630 (i.e. Specified Denomination x 5.26% x (360/360))),

or

- **0.00 per cent.** (i.e. no Index Linked Interest $Amount_{(i)}$ payable on the Index Linked Interest Payment $Date_{(i)}$) otherwise.

Where, unless the context otherwise requires, the following defined terms beginning by a capital letter shall have the meanings set forth below:

"i" means a series of whole numbers between 1 and 6;

"Intermediary $Price_{(i)}$" means, in respect of each Valuation $Date_{(i)}$, the level of the Index determined by the Calculation Agent as of the Valuation Time on such Valuation $Date_{(i)}$;

"Valuation $Date_{(i)}$" means January 16, 2009, January 16, 2010, January 16, 2011, January 16, 2012, January 16, 2013 and January 16, 2014 (being provided that if any Valuation $Date_{(i)}$ is not a Scheduled Trading Day such Valuation $Date_{(i)}$ shall be deemed to be the next following Scheduled Trading Day (the "Scheduled Valuation $Date_{(i)}$")), unless such day(s) is/are a Disrupted Day.
If the Scheduled Valuation $Date_{(i)}$ is a Disrupted Day, then the Valuation $Date_{(i)}$ shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the Scheduled Valuation $Date_{(i)}$ is a Disrupted Day.

In that case, (i) that eighth Scheduled Trading Day shall be deemed to be the Valuation Date$_{(i)}$, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Valuation Time on that eighth Scheduled Trading Day in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the first Disrupted Day using the price as of the Valuation Time on that eighth Scheduled Trading Day of each security comprised in the Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security that eighth Scheduled Trading Day, its good faith estimate of the value for the relevant security);

It is expressly agreed that for the purposes of this Section 2/ "*Index Linked Interest Notes Provisions*" of the Appendix, the following words beginning with a capital letter "Index", "Index Sponsor", "Exchange", "Related Exchange", "Valuation Time", "Market Disruption Event", "Initial Price", "Disrupted Day", "Scheduled Closing Time", "Scheduled Trading Day", "Exchange Disruption", "Trading Disruption", "Early Closure" and "Exchange Business Day" shall have the meanings set forth in the Section 1/ "*Final Redemption Amount*" of the Appendix.

3/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 50,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the "Early Redemption Amount") will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the "Early Redemption Date") (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange as of the Valuation Time on such fifth Business Day prior to the Early Redemption Date and (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

4/ ADJUSTMENTS, CORRECTIONS AND MODIFICATIONS AFFECTING THE INDEX

A- ADJUSTMENTS TO THE INDEX

(1) If the Index is (i) not calculated and announced by the Index Sponsor, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index, then that index (the "Successor Index") will be deemed to be the Index.

(2) If on or prior to the Final Valuation Date, the Index Sponsor announces that it will make a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index (other than a modification prescribed in that formula or method to maintain the Index in the event of changes in constituent stock and capitalisation and other routine events) (an "Index Modification"), then the Calculation Agent shall elect either:

(i) to replace the Index by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the occurrence or not of the Knock-in Event and/or the Knock-out Event and the Intermediary Price$_{(i)}$ and the Final Price; or

(ii) to determine the occurrence or not of the Knock-in Event and/or the Knock-out Event and the Intermediary Price$_{(i)}$ and the Final Price using, in lieu of a published level of the Index, the level for that Index as at each Knock-in Determination Day, each relevant Knock-out Determination Day$_{(i)}$, each Valuation Date$_{(i)}$ and the Final Valuation Date as determined by the

Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index immediately prior to the Index Modification; or

(iii) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Offering Circular) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange at the Valuation Time on the last Scheduled Trading Day immediately prior to the Index Modification) less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the Final Valuation Date, the Index Sponsor fails to calculate and announce the Index (an "Index Disruption"), then the Calculation Agent shall determine (i) the occurrence or not of the Knock-in Event and/or the Knock-out Event and (ii) the Intermediary $\text{Price}_{(i)}$ and (iii) the Final Price using, in lieu of a published level of the Index, the level for that Index as at each relevant Knock-in Determination $\text{Day}_{(i)}$, each relevant Knock-out Determination $\text{Day}_{(i)}$, each Valuation $\text{Date}_{(i)}$ and the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index immediately prior to the Index Disruption.

B- CORRECTION OF THE INDEX

In the event that any level published on the Exchange or by the Index Sponsor and which is utilized for the determination of (i) the occurrence or not of the Knock-in Event and/or the Knock-out Event and/or (ii) the Intermediary $\text{Price}_{(i)}$ and/or (iii) the Final Price is subsequently corrected and the correction is published by the Exchange or the Index Sponsor not later than the second Business Day immediately preceding the Index Linked Interest Payment $\text{Date}_{(i)}$ or the Maturity Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index will be utilized for the purposes of the determination of (i) the occurrence or not of the Knock-in Event and/or the Knock-out Event and/or (ii) the Intermediary $\text{Price}_{(i)}$ and/or (iii) the Final Price. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer, the Guarantor or the Calculation Agent in the case where the Index Sponsor will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index.

C- CANCELLATION OF THE INDEX

If, at any time from the Issue Date to the Final Valuation Date (a) the Index Sponsor (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index and no Successor Index exists or (b) the successor sponsor to calculate and disseminate the Index is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

(1) request the Calculation Agent to calculate from the last quotation day of the Index (or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent) to the Final Valuation Date a synthetic index in replacement of the Index in accordance with the formula for and method of calculating that Index last in effect prior to that definitive cancellation of the Index, but using only those securities that comprised that Index immediately prior to that definitive cancellation of the Index or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and to determine accordingly the occurrence or not of the Knock-in Event and/or Knock-out Event and the Intermediary $\text{Price}_{(i)}$ and the Final Price, being provided that in such case the Maturity Date will stay unchanged; or

(2) redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Offering Circular) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent) less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

The Issuer shall as soon as practicable give notice to the Noteholders through their paying agent (i.e. Clearstream Banking, sociètè anonyme or Euroclear Bank SA/NV) in accordance with Condition 17, stating the occurrence of such event, giving details thereof and the determinations made in relation thereto.

5/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Index at the Valuation Time on the date where such market value will have to be calculated).

6/ CALCULATION BINDING

The calculations and determinations of the Calculation Agent shall (save in the case of manifest error) be final and binding upon all parties. The Calculation Agent shall have no responsibility for good faith errors or omissions in the calculations and determinations of the Final Redemption Amount or, as the case may be, the relevant Index Linked Interest $Amount_{(i)}$ or, as the case may be, the Early Redemption Amount or, as the case my be, the early redemption amount (see Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*") of any Note as provided herein.

7/ INFORMATION RELATING TO THE INDEX

Description of the Index (Source Bloomberg)

NKY ↓15805.95 -462.08 Index DES
At 08:00 Op 16152.07 Hi 16324.17 Lo 15805.95
DESCRIPTION D'INDICE Page 1/ 8
NKY - NIKKEI 225

The Nikkei-225 Stock Average is a price-weighted average of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange. The Nikkei Stock Average was first published on May 16, 1949, where the average price was ¥176.21 with a divisor of 225.

1)GIP Prix Valeur Var% Var.Net.
Année à ce jour 16111.4 [illegible] [illegible]
2)TRA Il y a 52 sem. 11487.1 [illegible] [illegible]
3)GPO -H/52 semaines 16490.2 le 01/13/06
-B/52 semaines 10770.5 le 04/21/05

Informations fondamentales
P/E 43.58 Ex-Div -5.530
Rdmt boursier .83 le 12/27/05
Informations Indice
Devise JPY
Volume 1.40BLN le 01/17/06
Cap. bours. 328.6TRI
Diviseur 24.14

Aucun groupe d'indus.
4)MEMB 225 Membres ↑8 ↓212 =5
5)MOV Vlrs à fort impact s/ indice
à la Hausse
6) KIRIN BREWERY CO [illegible]
7) KYOWA HAKKO [illegible]
8) KIKKOMAN CORP [illegible]
9) NISSAN MOTOR CO [illegible]
à la Baisse
10) SOFTBANK CORP -53.65
11) FAST RETAILING -27.34
12) ADVANTEST CORP -20.71
13) NTT DATA CORP -15.74
14)CN Infos sur ces valeurs
15)FVD Futures disponibles
16)OCM Options disponibles

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000
6754-117-0 17-Jan-06 17:18:55

List of Members

Ticker NKY	Nom	%Pondér. dans l'indice	Actions dans l'indice
6857 JT Equity	Advantest Corp	3,187	1
8267 JT Equity	Aeon Co Ltd	0,771	1
2802 JT Equity	Ajinomoto Co Inc	0,324	1
9202 JT Equity	All Nippon Airways Co Ltd	0,121	1
6770 JT Equity	Alps Electric Co Ltd	0,409	1
2502 JT Equity	Asahi Breweries Ltd	0,376	1
5201 JT Equity	Asahi Glass Co Ltd	0,446	1
3407 JT Equity	Asahi Kasei Corp	0,207	1
4503 JT Equity	Astellas Pharma Inc	1,211	1
8332 JT Equity	Bank of Yokohama Ltd/The	0,236	1
5108 JT Equity	Bridgestone Corp	0,62	1
7751 JT Equity	Canon Inc	1,866	1
6952 JT Equity	Casio Computer Co Ltd	0,529	1
8331 JT Equity	Chiba Bank Ltd/The	0,255	1
6366 JT Equity	Chiyoda Corp	0,706	1
9502 JT Equity	Chubu Electric Power Co Inc	0,073	0,1
4519 JT Equity	Chugai Pharmaceutical Co Ltd	0,65	1
7762 JT Equity	Citizen Watch Co Ltd	0,266	1
6796 JT Equity	Clarion Co Ltd	0,067	1
1721 JT Equity	COMSYS Holdings Corp	0,429	1
8253 JT Equity	Credit Saison Co Ltd	1,468	1

9737 JT Equity	CSK Holdings Corp	1,415	1
7912 JT Equity	Dai Nippon Printing Co Ltd	0,519	1
4568 JT Equity	Daiichi Sankyo Co Ltd	0,615	1
6367 JT Equity	Daikin Industries Ltd	0,962	1
4506 JT Equity	Dainippon Sumitomo Pharma Co Ltd	0,301	1
1925 JT Equity	Daiwa House Industry Co Ltd	0,492	1
8601 JT Equity	Daiwa Securities Group Inc	0,327	1
4061 JT Equity	Denki Kagaku Kogyo K K	0,134	1
6902 JT Equity	Denso Corp	1,017	1
4324 JT Equity	Dentsu Inc	1,012	0,01
5714 JT Equity	Dowa Mining Co Ltd	0,328	1
9020 JT Equity	East Japan Railway Co	0,204	0,001
6361 JT Equity	Ebara Corp	0,16	1
4523 JT Equity	Eisai Co Ltd	1,308	1
6954 JT Equity	Fanuc Ltd	2,631	1
9983 JT Equity	Fast Retailing Co Ltd	2,642	1
6504 JT Equity	Fuji Electric Holdings Co Ltd	0,165	1
7270 JT Equity	Fuji Heavy Industries Ltd	0,162	1
4901 JT Equity	Fuji Photo Film Co Ltd	0,999	1
5803 JT Equity	Fujikura Ltd	0,263	1
6702 JT Equity	Fujitsu Ltd	0,267	1
5715 JT Equity	Furukawa Co Ltd	0,078	1
5801 JT Equity	Furukawa Electric Co Ltd	0,236	1
6674 JT Equity	GS Yuasa Corp	0,095	1
8803 JT Equity	Heiwa Real Estate Co Ltd	0,228	1
7205 JT Equity	Hino Motors Ltd	0,197	1
6501 JT Equity	Hitachi Ltd	0,215	1
7004 JT Equity	Hitachi Zosen Corp	0,063	1
3865 JT Equity	Hokuetsu Paper Mills Ltd	0,155	1
7267 JT Equity	Honda Motor Co Ltd	1,654	1
8238 JT Equity	Isetan Co Ltd	0,642	1
7013 JT Equity	Ishikawajima-Harima Heavy Industries Co	0,095	1
7202 JT Equity	Isuzu Motors Ltd	0,106	1
8001 JT Equity	Itochu Corp	0,244	1
9205 JT Equity	Japan Airlines Corp	0,084	1
5631 JT Equity	Japan Steel Works Ltd/The	0,177	1
2914 JT Equity	Japan Tobacco Inc	0,453	0,001
5411 JT Equity	JFE Holdings Inc	0,1	0,1
1963 JT Equity	JGC Corp	0,617	1
6473 JT Equity	JTEKT Corp	0,591	1
1812 JT Equity	Kajima Corp	0,198	1
9503 JT Equity	Kansai Electric Power Co Inc/The	0,067	0,1
4452 JT Equity	Kao Corp	0,797	1
7012 JT Equity	Kawasaki Heavy Industries Ltd	0,111	1
9107 JT Equity	Kawasaki Kisen Kaisha Ltd	0,193	1
9433 JT Equity	KDDI Corp	1,711	0,01
9008 JT Equity	Keio Corp	0,177	1
9009 JT Equity	Keisei Electric Railway Co Ltd	0,21	1
2801 JT Equity	Kikkoman Corp	0,299	1
2503 JT Equity	Kirin Brewery Co Ltd	0,368	1
5406 JT Equity	Kobe Steel Ltd	0,097	1
6301 JT Equity	Komatsu Ltd	0,521	1
9766 JT Equity	Konami Corp	0,683	1
4902 JT Equity	Konica Minolta Holdings Inc	0,326	1
6326 JT Equity	Kubota Corp	0,26	1
1861 JT Equity	Kumagai Gumi Co Ltd	0,13	1

3405 JT Equity	Kuraray Co Ltd	0,345	1
6971 JT Equity	Kyocera Corp	2,395	1
4151 JT Equity	Kyowa Hakko Kogyo Co Ltd	0,235	1
8002 JT Equity	Marubeni Corp	0,16	1
8252 JT Equity	Marui Co Ltd	0,594	1
6752 JT Equity	Matsushita Electric Industrial Co Ltd	0,636	1
6991 JT Equity	Matsushita Electric Works Ltd	0,319	1
7261 JT Equity	Mazda Motor Corp	0,137	1
6508 JT Equity	Meidensha Corp	0,117	1
2261 JT Equity	Meiji Dairies Corp	0,156	1
2202 JT Equity	Meiji Seika Kaisha Ltd	0,161	1
8766 JT Equity	Millea Holdings Inc	0,524	0,001
6479 JT Equity	Minebea Co Ltd	0,178	1
4188 JT Equity	Mitsubishi Chemical Holdings Corp	0,096	0,5
8058 JT Equity	Mitsubishi Corp	0,659	1
6503 JT Equity	Mitsubishi Electric Corp	0,225	1
8802 JT Equity	Mitsubishi Estate Co Ltd	0,583	1
7011 JT Equity	Mitsubishi Heavy Industries Ltd	0,137	1
9301 JT Equity	Mitsubishi Logistics Corp	0,503	1
5711 JT Equity	Mitsubishi Materials Corp	0,148	1
7211 JT Equity	Mitsubishi Motors Corp	0,065	1
3864 JT Equity	Mitsubishi Paper Mills Ltd	0,068	1
3404 JT Equity	Mitsubishi Rayon Co Ltd	0,196	1
8306 JT Equity	Mitsubishi UFJ Financial Group Inc	0,398	0,001
8031 JT Equity	Mitsui & Co Ltd	0,418	1
4183 JT Equity	Mitsui Chemicals Inc	0,196	1
7003 JT Equity	Mitsui Engineering & Shipbuilding Co Ltd	0,103	1
8801 JT Equity	Mitsui Fudosan Co Ltd	0,584	1
5706 JT Equity	Mitsui Mining & Smelting Co Ltd	0,207	1
9104 JT Equity	Mitsui OSK Lines Ltd	0,263	1
8752 JT Equity	Mitsui Sumitomo Insurance Co Ltd	0,348	1
8309 JT Equity	Mitsui Trust Holdings Inc	0,389	1
2779 JT Equity	Mitsukoshi Ltd	0,189	1
6767 JT Equity	Mitsumi Electric Co Ltd	0,356	1
8411 JT Equity	Mizuho Financial Group Inc	0,232	0,001
8404 JT Equity	Mizuho Trust & Banking Co Ltd	0,096	1
6701 JT Equity	NEC Corp	0,198	1
5333 JT Equity	NGK Insulators Ltd	0,475	1
2871 JT Equity	Nichirei Corp	0,135	1
8603 JT Equity	Nikko Cordial Corp	0,224	0,5
7731 JT Equity	Nikon Corp	0,504	1
9062 JT Equity	Nippon Express Co Ltd	0,179	1
2001 JT Equity	Nippon Flour Mills Co Ltd	0,14	1
4272 JT Equity	Nippon Kayaku Co Ltd	0,258	1
5701 JT Equity	Nippon Light Metal Co Ltd	0,085	1
2282 JT Equity	Nippon Meat Packers Inc	0,321	1
5016 JT Equity	Nippon Mining Holdings Inc	0,227	1
5001 JT Equity	Nippon Oil Corp	0,233	1
3893 JT Equity	Nippon Paper Group Inc	0,117	0,001
5202 JT Equity	Nippon Sheet Glass Co Ltd	0,151	1
4041 JT Equity	Nippon Soda Co Ltd	0,104	1
5401 JT Equity	Nippon Steel Corp	0,106	1
1332 JT Equity	Nippon Suisan Kaisha Ltd	0,126	1
9432 JT Equity	Nippon Telegraph & Telephone Corp	0,147	0,001
9101 JT Equity	Nippon Yusen KK	0,218	1
4021 JT Equity	Nissan Chemical Industries Ltd	0,455	1

7201 JT Equity	Nissan Motor Co Ltd	0,325	1
2602 JT Equity	Nisshin Oillio Group Ltd/The	0,209	1
2002 JT Equity	Nisshin Seifun Group Inc	0,329	1
3105 JT Equity	Nisshinbo Industries Inc	0,335	1
3110 JT Equity	Nitto Boseki Co Ltd	0,084	1
8604 JT Equity	Nomura Holdings Inc	0,565	1
6471 JT Equity	NSK Ltd	0,221	1
6472 JT Equity	NTN Corp	0,244	1
9613 JT Equity	NTT Data Corp	1,363	0,01
9437 JT Equity	NTT DoCoMo Inc	0,05	0,001
1802 JT Equity	Obayashi Corp	0,234	1
9007 JT Equity	Odakyu Electric Railway Co Ltd	0,184	1
3861 JT Equity	OJI Paper Co Ltd	0,171	1
6703 JT Equity	Oki Electric Industry Co Ltd	0,117	1
6103 JT Equity	Okuma Holdings Inc	0,388	1
7733 JT Equity	Olympus Corp	0,797	1
9532 JT Equity	Osaka Gas Co Ltd	0,109	1
6773 JT Equity	Pioneer Corp	0,429	1
8308 JT Equity	Resona Holdings Inc	0,11	0,001
7752 JT Equity	Ricoh Co Ltd	0,517	1
6764 JT Equity	Sanyo Electric Co Ltd	0,085	1
2501 JT Equity	Sapporo Holdings Ltd	0,167	1
9735 JT Equity	Secom Co Ltd	1,476	1
1928 JT Equity	Sekisui House Ltd	0,426	1
3382 JT Equity	Seven & I Holdings Co Ltd	1,263	1
6753 JT Equity	Sharp Corp	0,535	1
1803 JT Equity	Shimizu Corp	0,233	1
4063 JT Equity	Shin-Etsu Chemical Co Ltd	1,74	1
8606 JT Equity	Shinko Securities Co Ltd	0,156	1
8303 JT Equity	Shinsei Bank Ltd	0,185	1
4507 JT Equity	Shionogi & Co Ltd	0,442	1
4911 JT Equity	Shiseido Co Ltd	0,552	1
8355 JT Equity	Shizuoka Bank Ltd/The	0,3	1
4004 JT Equity	Showa Denko KK	0,127	1
5002 JT Equity	Showa Shell Sekiyu KK	0,349	1
4795 JT Equity	SKY Perfect Communications Inc	0,023	0,001
9984 JT Equity	Softbank Corp	3,019	3
2768 JT Equity	Sojitz Corp	0,018	0,1
8755 JT Equity	Sompo Japan Insurance Inc	0,371	1
6758 JT Equity	Sony Corp	1,287	1
4005 JT Equity	Sumitomo Chemical Co Ltd	0,224	1
8053 JT Equity	Sumitomo Corp	0,397	1
5802 JT Equity	Sumitomo Electric Industries Ltd	0,473	1
6302 JT Equity	Sumitomo Heavy Industries Ltd	0,268	1
5405 JT Equity	Sumitomo Metal Industries Ltd	0,116	1
5713 JT Equity	Sumitomo Metal Mining Co Ltd	0,385	1
8316 JT Equity	Sumitomo Mitsui Financial Group Inc	0,309	0,001
5232 JT Equity	Sumitomo Osaka Cement Co Ltd	0,099	1
8830 JT Equity	Sumitomo Realty & Development Co Ltd	0,621	1
8403 JT Equity	Sumitomo Trust & Banking Co Ltd/The	0,291	1
7269 JT Equity	Suzuki Motor Corp	0,55	1
8795 JT Equity	T&D Holdings Inc	0,2	0,1
5233 JT Equity	Taiheiyo Cement Corp	0,128	1
1801 JT Equity	Taisei Corp	0,145	1
6976 JT Equity	Taiyo Yuden Co Ltd	0,451	1
2531 JT Equity	Takara Holdings Inc	0,189	1

8233 JT Equity	Takashimaya Co Ltd	0,463	1
4502 JT Equity	Takeda Pharmaceutical Co Ltd	1,63	1
6762 JT Equity	TDK Corp	2,112	1
3401 JT Equity	Teijin Ltd	0,189	1
1601 JT Equity	Teikoku Oil Co Ltd	0,378	1
4543 JT Equity	Terumo Corp	0,941	1
4045 JT Equity	Toagosei Co Ltd	0,163	1
9001 JT Equity	Tobu Railway Co Ltd	0,153	1
9605 JT Equity	Toei Co Ltd	0,203	1
5707 JT Equity	Toho Zinc Co Ltd	0,261	1
5301 JT Equity	Tokai Carbon Co Ltd	0,151	1
9681 JT Equity	Tokyo Dome Corp	0,185	1
9501 JT Equity	Tokyo Electric Power Co Inc/The	0,074	0,1
8035 JT Equity	Tokyo Electron Ltd	2,149	1
9531 JT Equity	Tokyo Gas Co Ltd	0,141	1
9005 JT Equity	Tokyu Corp	0,214	1
8003 JT Equity	Tomen Corp	0,046	1
7911 JT Equity	Toppan Printing Co Ltd	0,372	1
7231 JT Equity	Topy Industries Ltd	0,128	1
3402 JT Equity	Toray Industries Inc	0,238	1
6502 JT Equity	Toshiba Corp	0,203	1
4042 JT Equity	Tosoh Corp	0,154	1
5332 JT Equity	Toto Ltd	0,263	1
5901 JT Equity	Toyo Seikan Kaisha Ltd	0,501	1
3101 JT Equity	Toyobo Co Ltd	0,097	1
7203 JT Equity	Toyota Motor Corp	1,533	1
4704 JT Equity	Trend Micro Inc	1,048	1
4208 JT Equity	Ube Industries Ltd/Japan	0,084	1
8583 JT Equity	UFJ NICOS Co Ltd	0,38	1
3103 JT Equity	Unitika Ltd	0,06	1
9021 JT Equity	West Japan Railway Co	0,123	0,001
4689 JT Equity	Yahoo! Japan Corp	0,086	0,002
7951 JT Equity	Yamaha Corp	0,515	1
9064 JT Equity	Yamato Holdings Co Ltd	0,495	1
6841 JT Equity	Yokogawa Electric Corp	0,574	1
5101 JT Equity	Yokohama Rubber Co Ltd/The	0,171	1

Calculation Methods

The Nikkei Stock Average is the average price of 225 stocks traded on the first section of the Tokyo Stock Exchange, but it is different from a simple average in that the divisor is adjusted to maintain continuity and reduce the effect of external factors not directly related to the market.

(1) Equation

$$\text{Nikkei Average} = \frac{\text{Sum of stock prices of 225 constitutents}}{\text{Divisor}}$$

a) Stocks that do not have a par value of 50 yen are converted to 50 yen par value.
b) Numbers are rounded to two digits after the decimal point, or hundredths, to calculate the average.
c) Priority in the usage of prices are:
1. Current special quotation (closing special quotation).
2. Current price (closing price).
3. Standard price, which is defined as follows:

The theoretical price of ex-rights, a special quotation from the previous day or the closing price from the previous day, in this order of priority.

(2) Adjustment of divisors

When components change or when they are affected by changes outside of the market, the divisor is adjusted to keep the index level consistent.

1) In the case of ex-rights

$$\text{New Divisor} = \frac{\text{Old Divisor X(sum of stock prices cum rights - sum of rights prices)}}{\text{sum of stock prices cum rights}}$$

Rights prices = last cum stock price - theoretical value of ex-rights

$$\text{Theoretical value of ex-rights} = \frac{\text{last cum stock price+paid-in amount X paid-in allotment ratio}}{\text{paid-in allotment ratio + split allotment ratio}}$$

When there is no split or a reverse split, the split-allotment ratio shall be one.

2) In case of capital decrease

$$\text{Theoretical value of ex-rights} = \frac{\text{last cum stock price}}{\text{1-ratio of capital decrease}}$$

3) In the case of replacement of components in the average

Rights price = price of replaced components - price of added components

4) In the case of stock buyback by issuer

Divisor not adjusted

(3) Magnifications

$$\text{Adjusted magnification} = \frac{225}{\text{divisor}}$$

$$\text{Adjusted magnification} = \frac{\text{Adjusted average}}{\text{mathematical average}} = \frac{\text{sum of stock prices}}{\text{divisor}} \Big/ \frac{\text{sum of stock prices}}{225} = \frac{225}{\text{divisor}}$$

4. Nikkei Indices Chronology

September 7, 1950: Tokyo Stock Exchange starts calculating a stock price average by the ex-right adjustment method based on the Dow Jones model. The index is calculated retroactive to May 16, 1949.

November 12, 1968: TSE Chairman Morinaga announces the discontinuation of the TSE Adjusted Stock Price Average and the introduction of a new stock market index.

July 1, 1969: TSE starts announcing the market value-weighted Tokyo Stock Index. TSE continues to calculate and announce the Adjusted Stock Price Average for just one year thereafter, limiting it to only daily closing prices.

July 1, 1970: Upon discontinuation of TSE Adjusted Stock Price, Nihon Keizai Shimbun, Inc., (Nikkei) commissions calculations for a stock index.

July 1, 1971: A Nikkei subsidiary, Nihon Short-wave Broadcasting Co., Ltd., starts calculating and announcing the Adjusted Stock Price as NSB 225 Adjusted Average.

May 1, 1975: U.S.-based Dow Jones & Co. grants Nikkei exclusive rights to use of the name and the Dow calculation method for the Nikkei Dow-Jones Stock Price Average.

January 4, 1982: Nikkei starts calculating and announcing the Nikkei Dow-Jones 500 Stock Average, which covers an adjusted average for the selected stocks as of January 4, 1972.

April 1, 1985: Nikkei starts calculating and announcing the Nikkei Over-the-Counter Stock Average.

May 1, 1985: In a name change agreed to by Nikkei and Dow Jones, the Nikkei Dow-Jones Stock Price Average becomes the Nikkei Stock Average. At the same time, the Nikkei Dow-Jones 500 Stock Average becomes the Nikkei 500 Stock Average.

September 3, 1986: Singapore International Monetary Exchange (SIMEX) starts Nikkei Stock Average Futures trading.

September 3, 1988: Osaka Securities Exchange starts Nikkei Stock Average Futures trading.
June 12, 1989: Osaka Securities Exchange starts Nikkei Stock Average options trading.
September 25, 1990: Chicago Mercantile Exchange (CME) starts Nikkei Stock Average Futures and Futures options trading.
December 14, 1990: Nikkei announces new Deletion/Addition Standard, effective
October 1, 1991, for component stocks of the Nikkei Stock Average.
September 1, 1991: Nikkei starts calculating and announcing the market value-weighted Nikkei All Stock Index for all stocks listed on Japan's eight stock exchanges. It is calculated retroactive to January 4, 1980, and a value of 100 is assigned to the index for that date.
October 1, 1991: First changes are made in Nikkei Stock Average under new Deletion/Addition Standard.
October 8, 1993: Nikkei starts calculating and announcing the market value-weighted Nikkei Stock Average 300 for 300 stocks selected from the TSE first section. The average is calculated retroactive to October 1, 1982, and a value of 100 is assigned to the index for that date.
February 14, 1994: Osaka Securities Exchange starts Nikkei 300 Futures and options trading.
July 29, 1994: Chicago Board Options Exchange (CBOE) starts Nikkei 300 Options trading.
February 3, 1995: SIMEX starts Nikkei 300 Futures and Future options trading.

Index Price History

NKY Index

	Low	High
2003	7607.88	11161.71
2004	10365.4	12163.89
2005	10825.39	16344.2

Closing price on February 07, 2006 16,720.99

Unless otherwise stated, all information herein relating to the Nikkei 225 has been derived from publicly available sources. Such information reflects the policies of Nihon Keizai Shimbun, Inc. ("**Nikkei**") as of the date hereof as stated in such sources; such policies are subject to change at the discretion of Nikkei.
The Nikkei 225 is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 is currently based on 225 underlying stocks listed in the First Section on the Tokyo Stock Exchange ("**TSE**") representing a broad cross-section of Japanese industries. Stocks listed in the First Section are among the most actively traded stocks on the TSE.

While Nikkei currently employs the following methodology to calculate the Nikkei 225, no assurance can be given that Nikkei will not modify or change such methodology in a manner that may affect the Index Interest Amounts or any other amount payable in respect of the Notes.

The Nikkei 225 is a modified, price-weighted index (*i.e.*, an underlying stock's weight in the index is based on its price per share rather than the total market capitalisation of the issuer) which is calculated by (i) multiplying the per share price of each underlying stock by the corresponding multiplier for such underlying stock (a "**Multiplier**"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "**Divisor**"). The Divisor, initially set in 1949 at 225, was 21.987 as of February 26, 2002 and is subject to adjustments as set forth below. Each Multiplier is computed by dividing yen 50 by the par value of the relevant underlying stock, so that the share price of each underlying stock when multiplied by its Multiplier corresponds to a share price based on a uniform par value of yen 50. The par value stock system was abolished with effect as of October 1, 2001. With effect from such date presumed par values determined by Nikkei are used in the computation of each Multiplier. The presumed par value of each underlying stock in use as of September 30, 2001 was set at the par value of such stock as of such date. The stock prices used in the calculation of the Nikkei 225 are those reported by the TSE. The level of the Nikkei 225 is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 in the event of certain changes due to non-market factors affecting the underlying stocks, such as the addition or deletion of underlying stocks, substitution of stocks, stock dividends or stock splits, the Divisor used in calculating the Nikkei 225 is adjusted in order that the

level of the Nikkei 225 is not altered in an uncoordinated way and thereby lacks continuity. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any underlying stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Multiplier and divided by the new Divisor (*i.e.*, the level of the Nikkei 225 immediately after such change) will equal the level of the Nikkei 225 immediately prior to the change.

Underlying stocks may be deleted or added by Nikkei. The underlying stocks shall be, in general, reconsidered once a year, on the first business day of October, pursuant to the periodic reconsideration standard set up by Nikkei (a new standard for selecting stocks for "Nikkei Stock Average" was published on April 15, 2000 and partial revisions to such standard were announced on December 18, 2000 and became effective on March 1, 2001). There is no upper limit to the number of stocks to be replaced under the periodic reconsideration. Further, other than the periodic reconsideration, any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the underlying stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. Any underlying stock which is transferred to the "Kanri-Post" because of the high likelihood that it will become delisted or because it is undergoing an inspection of the application for delisting is in principle a candidate for deletion; however, the actual deletion of such stock will be decided after taking into account the possibility of continuance of business of the issuer or the likelihood of delisting, etc. Upon deletion of a stock from the underlying stocks, Nikkei will select a suitable replacement for such deleted underlying stock in accordance with certain criteria. As a general rule, in each case, the number of stocks to be deleted from and the number of replacement stocks to be added to the underlying stocks shall be the same and such replacement will be made on the same day to maintain the number of the underlying stocks at 225. However, under special circumstances the Nikkei 225 may be calculated with less than 225 underlying stocks for a limited period of time between the deletion of a stock and the addition of a replacement stock. During this period the continuity in the index value of the Nikkei 225 will be maintained by adjusting the Divisor each time upon addition, deletion or substitution of the underlying stock(s).

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalisation. The TSE is a two-way, continuous, pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. In general, any stocks listed on the TSE cannot be traded at a price outside of these limits, which are stated in terms of absolute amounts of Japanese yen, and not percentage, changes from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter orders and balance supply and demand for stock. Investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Nikkei 225 may be limited by price limitations, or by suspension of trading, on individual stocks which comprise the Nikkei 225 which may, in turn, adversely affect the value of the Notes under certain circumstances.

APPENDIX 2

(This Appendix 2 forms part of the Final Terms to which it is attached)

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom tax law and HM Revenue & Customs practice. They only apply to persons who are beneficial holders of the Notes. The comments below do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of person such as dealers. Any holders of Notes who are in doubt as to their own tax position should consult their professional adviser.

Withholding tax on payments of interest

References to "interest" in this section mean interest as understood in UK tax law. The statements do not take account of any different definitions of interest that may prevail under any other law.

Payments of interest on the Notes will not be subject to withholding or deduction for or on account of UK tax so long as the Notes carry a right to interest and are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the UK Income and Corporation Taxes Act 1988 (the "Taxes Act") (which includes the Luxembourg Stock Exchange).

Even if the Notes ceased to be listed on a recognised stock exchange, provided the Issuer remains a bank within the meaning of section 840A of the Taxes Act, then it should be entitled to pay the interest without withholding or deduction for or on account of UK tax so long as the interest is paid by it in the ordinary course of its business, within the meaning of section 349 of the Taxes Act.

Subject to the following comments, in all other cases payments of interest will be made after deduction of UK tax at a rate, which is currently 20%. Certain holders may be entitled to payments of interest free from deduction (or at a reduced rate of deduction) under a direction from HM Revenue & Customs, made pursuant to an application in respect of such relief as may be available under an applicable double taxation treaty.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1C

Final Terms relating to the issuance of EUR 2,000,000,000 Floating Rate Notes due 2009

February 15, 2006

Please see attached.

Final Terms dated 15 February 2006



Crédit Agricole S.A.
acting through its London branch
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 125
TRANCHE NO: 1
Issue of EUR 2,000,000,000 Floating Rate Notes due 2009
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

ABN AMRO
CALYON CORPORATE AND INVESTMENT BANK
KBC INTERNATIONAL GROUP
RZB AUSTRIA RAIFFEISEN ZENTRALBANK ÖSTERREICH AG

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplement to the Base Prospectus dated 23 November 2005, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London branch
2	(i)	Series Number:	125
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Euro ("**EUR**")

4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 2,000,000,000
	(ii) Tranche:	EUR 2,000,000,000
5	Issue Price:	100.007 per cent of the Aggregate Nominal Amount As provided in the Base Prospectus, the Notes may be resold to investors at prevailing market prices, which may be less than the Issue Price
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	17 February 2006
	(ii) Interest Commencement Date	17 February 2006
8	Maturity Date:	Interest Payment Date falling on or nearest to 17 February 2009
9	Interest Basis:	EURIBOR + Margin Floating Rate (further particulars specified in paragraph 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	*Décision d'émission* dated 15 February 2006 pursuant to the resolution of the Board of Directors dated 1 June 2005.
14	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	Floating Rate Note Provisions	Applicable
	(i) Interest Period(s):	As per the Conditions
	(ii) Specified Interest Payment Dates:	17 May, 17 August, 17 November and 17 February in each year commencing on 17 May 2006 each subject to adjustment in accordance with the Business Day Convention as specified in paragraph 16(iii) below
	(iii) Business Day Convention:	Modified Following Business Day

		Convention
(iv)	Business Centre(s):	TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination:	
(Condition 5(b)(iii)(B))		
	— Relevant Time:	11.00 a.m. (Central European Time)
	— Interest Determination Date:	The day falling two (2) TARGET Business Days prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters Pages 248 and 249
	— Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
	— Relevant Financial Centre:	Euro-Zone
	— Benchmark:	EURIBOR
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	0.02 per cent. per annum in respect of the period from, and including, the Issue Date to, but excluding, the Maturity Date.
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Actual/360
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if	

		different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR 50,000 per Note of EUR 50,000 specified denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	EUR 50,000 per Note of EUR 50,000 specified denomination
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:		Bearer Notes:
	(i)	Temporary or Permanent	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:		Not Applicable
26	Talons for future Coupons or Receipts		Not Applicable

	to be attached to Definitive Notes (and dates on which such Talons mature):	
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	Not Applicable.

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	ABN AMRO Bank N.V. CALYON KBC BANK NV Raffeisen Zentralbank Österreich Aktiengesellschaft
	(ii)	Stabilising Manager(s) (if any):	CALYON
33	If non-syndicated, name and address of Dealer:		Not Applicable
34	Additional selling restrictions:		Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer



Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 17 February 2006.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the Issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

2 RATINGS

Ratings: The Notes have been rated:

S&P: AA-

Moody's: Aa2

Fitch: AA

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii)	Estimated net proceeds:	EUR 2,000,140,000
(iii)	Estimated total expenses:	Not Applicable

6 OPERATIONAL INFORMATION

ISIN Code:	XS0243548145
Common Code:	024354814
WKN:	A0GM6K

Depositaries:

(i)	Euroclear France to act as Central Depositary	No
(ii)	Common Depositary for Euroclear and Clearstream Luxembourg	Yes

Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.1D

Final Terms relating to the issuance of EUR 437,300,000 Automatic Redeemable Index Linked Interest Notes

February 20, 2006

Please see attached.

Final Terms dated February 20, 2006



Crédit Agricole S.A.
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 126
TRANCHE NO: 1
Issue of EUR 437,300,000 Automatic Redeemable Index Linked Interest Notes
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplement[s] to the Base Prospectus dated 23 November 2005 and 20 February 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London Branch
2	(i) Series Number:	126
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro (EURO)
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 437,300,000
	(ii) Tranche:	EUR 437,300,000
5	Issue Price:	100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	February 22, 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	The earlier of (i) February 22, 2026 and (ii) the Automatic Early Redemption Date (as defined in item 18(i), both subject to adjustment in accordance with the Business Day Convention.
9	Interest Basis:	For each Interest Period from and including February 22, 2006 to but excluding February 22, 2015: 4.50% Fixed Rate For each Interest Period from and including February 22, 2015 to but excluding the Maturity Date: Index Linked Interest (further particulars specified below)

10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	See item 9 above
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Applicable
	(i) Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	Every February 22 in each year commencing on and including February 22, 2007 and ending on and including February 22, 2015, adjusted in accordance with the Following Business Day
	(iii) Fixed Coupon Amount[(s)]:	EUR 2,250 per EUR 50,000 in Nominal Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360, unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable
	(i) Index/Formula/other variable:	For each Interest Period from and including February 22, 2015 to but excluding the Maturity Date, or the Automatic Early Redemption Date (as defined below) as the case may be, the Notes will bear interest payable in amounts determined in accordance with

the provisions set out below:

Specified Denomination x [6.20 x (EUR 10 years CMS - EUR 2 years CMS)] x Day Count Fraction

For the avoidance of doubt the last Interest Amount will be payable on the Maturity Date or on the Automatic Early Redemption Date in case of the occurrence of an Early Redemption Event.

An **Early Redemption Event** shall occur in respect of a Specified Interest Payment Date if the sum of (i) all Interest Amounts per Specified Denomination paid in respect of all preceding Specified Interest Payment Dates plus (ii) the Interest Amount to be paid on the relevant Specified Interest Payment Date reach or exceed the **Trigger Level** (as defined below). In such case, the Notes will be redeemed automatically at par on this specific Specified Interest Payment Date (the "**Automatic Early Redemption Date**").

If on the Maturity Date the sum of the Interest Amounts paid up to but excluding the last Specified Interest Payment Date is less than the Trigger Level, the last Interest Amount will not be adjusted in order to reach such Trigger Level. Therefore the sum of the Interest Amounts paid over the life of the Notes may be less than the Trigger Level.

The Calculation Agent shall notify the Issuer of the occurrence of an Automatic Early Redemption Event at the latest five Target Business Days after the Fixing Date relating to the Interest Period.

Where :

"Trigger Level" means 42.50 per cent. per Specified Denomination (*i.e.*: EUR 21,250).

"EUR 10 year CMS" means the annual swap rate for a euro swap transaction with a maturity of 10 years (annual, 30/360) versus EURIBOR 6 month, expressed as a percentage, which

appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Fixing Date

"EUR 2 year CMS" means the annual swap rate for a euro swap transaction with a maturity of 2 years (annual, 30/360) versus EURIBOR 6 month, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Fixing Date

"Fixing Date" means five (5) Target Business Days prior to the last day of each Interest Period.

"TARGET Business Days" means a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.

(ii)	Calculation Agent responsible for calculating the interest due:	CALYON
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See item 18(i) above
(iv)	Interest Period(s):	Each Interest Period from and including February 22, 2015 to but excluding the immediately following Specified Interest Payment Date and each subsequent Interest Period from a Specified Interest Payment Date (included) to the next following Specified Interest Payment Date (excluded).
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If, in respect of any Fixing Date in the Interest Period, the **EUR CMS 10 years and/or the EUR CMS 2 years** do not appear on the Reuters Screen "ISDAFIX2" (or any successor) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Calculation Agent as

		the **"EUR-annual-Swap Rate Reference Banks"** (as defined in the 2000 ISDA Definitions) had been specified as the applicable rate for which: **"Reset Date"** shall be replaced by "the last day of the Interest Period", **"on the day that is two TARGET Settlement Days preceding that Reset Date"** shall be replaced by "on the Fixing Date", **"Designated Maturity"** means ten (10) years and/or two (2) years as the case maybe, and **"Representative Amount"** means the "Aggregate Nominal Amount".
	(vi) Interest or calculation period(s):	Not Applicable
	(vii) Specified Interest Payment Dates:	Every February 22 in each year starting on and including February 22, 2016 and ending on and including the Maturity Date or the Automatic Early Redemption Date, as the case may be.
	(viii) Business Day Convention:	Following Business Day Convention
	(ix) Business Centre(s):	TARGET
	(x) Minimum Interest Rate:	0.00 per cent per annum
	(xi) Maximum Interest Rate:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h))	30/360, unadjusted
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable
	(xiii) Index/Formula/variable:	Not Applicable
	(xiv) Calculation Agent responsible for calculating the Final	Not Applicable

	Redemption Amount:	
(xv)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
(xvi)	Determination Date(s):	Not Applicable
(xvii)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
(xviii)	Payment Date:	Not Applicable
(xix)	Minimum Final Redemption Amount:	Not Applicable
(xx)	Maximum Final Redemption Amount:	Not Applicable

23 Early Redemption Amount

(xxi)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable
(xxii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
(xxiii)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special	TARGET

	provisions relating to Payment Dates:	
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	See Appendix 1 hereto with respect to withholding tax on payments of interests on the Notes.

DISTRIBUTION

32	(xxiv) If syndicated, names of Managers:	Not Applicable
	(xxv) Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:	CALYON
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer 

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of Luxembourg with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 8,000
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Luxembourg

3 RATINGS

Ratings: Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES*

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 437,300,000
(iii)	Estimated total expenses:	Not Applicable

7 Fixed Rate Notes only – YIELD

Indication of yield: 4.50% for the first nine years

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

8 Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Details of historic of the **EUR 10 years CMS** and/or the **EUR 2 years CMS** rates can be obtained from Reuters

9 Dual Currency Notes only – PERFORMANCE OF RATE OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0242647187
Common Code:	24264718
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX 1

(This Appendix 1 forms part of the Final Terms to which it is attached)

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom tax law and HM Revenue & Customs practice. They only apply to persons who are beneficial holders of the Notes. The comments below do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of person such as dealers. Any holders of Notes who are in doubt as to their own tax position should consult their professional adviser.

Withholding tax on payments of interest

References to "interest" in this section mean interest as understood in UK tax law. The statements do not take account of any different definitions of interest that may prevail under any other law.

Payments of interest on the Notes will not be subject to withholding or deduction for or on account of UK tax so long as the Notes carry a right to interest and are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the UK Income and Corporation Taxes Act 1988 (the "Taxes Act") (which includes the Luxembourg Stock Exchange).

Even if the Notes ceased to be listed on a recognised stock exchange, provided the Issuer remains a bank within the meaning of section 840A of the Taxes Act, then it should be entitled to pay the interest without withholding or deduction for or on account of UK tax so long as the interest is paid by it in the ordinary course of its business, within the meaning of section 349 of the Taxes Act.

Subject to the following comments, in all other cases payments of interest will be made after deduction of UK tax at a rate, which is currently 20%. Certain holders may be entitled to payments of interest free from deduction (or at a reduced rate of deduction) under a direction from HM Revenue & Customs, made pursuant to an application in respect of such relief as may be available under an applicable double taxation treaty.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1E

Final Terms relating to the issuance of EUR 250,000,000 Fixed Rate and Index Linked Notes due 2014

February 21, 2006

Please see attached.

Final Terms dated February 21, 2006



Crédit Agricole S.A.
acting through its London branch
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 127
TRANCHE NO: 1
Issue of EUR 250,000,000 Fixed Rate & Index Linked Notes due 2014
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Dealer: CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated September 30, 2005 and the supplements to the Base Prospectus dated 23 November 2005 and 20 February 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London branch
2	(i) Series Number:	127
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	EUR
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 250,000,000
	(iii) Tranche:	EUR 250,000,000
5	Issue Price:	100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	EUR 50,000

7	(i)	Issue Date:	February 23, 2006
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		February 23, 2014
9	Interest Basis:		**5.2176 per cent. Fixed Rate** in respect of the **First Interest Period** (defined as the period beginning on, and including, the Interest Commencement Date and ending on, but excluding, February 23, 2007 and in respect of the **Second Interest Period** (defined as the period beginning on, and including, February 23, 2007 and ending on, but excluding, February 23, 2008) **Index Linked Interest** in respect of the **Other Interest Periods** (i.e. each twelve-month period from, and including, February 23, 2008 to, but excluding, the Maturity Date)
10	Redemption/Payment Basis**:		Index Linked Redemption
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors dated June 1, 2005
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Applicable
	(i)	Rate[(s)] of Interest:	5.2176 per cent. per annum
	(ii)	Interest Payment Date(s):	February 23, 2007 and February 23, 2008, adjusted in accordance with the Following Business Day Convention
	(iii)	Fixed Coupon Amount[(s)]:	EUR 2,608 per EUR 50,000 in Nominal Amount (i.e. EUR 50,000 x 5.2176% x (360/360))
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360
	(vi)	Determination Dates:	Not Applicable
	(vii)	Other terms relating to the	Not Applicable

	method of calculating interest for Fixed Rate Notes:	
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable. Each Note shall bear interest on its outstanding nominal amount from (and including) February 23, 2008 to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set forth under the Section 2/ "*Index Linked Interest Note Provisions*" of the Appendix 1 hereto. Such interest amount will be payable annually in arrear.
	(i) Index/Formula/other variable:	See Appendix 1
	(ii) Calculation Agent responsible for calculating the interest due:	CALYON
	(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See Appendix 1
	(iv) Interest Period(s):	Each twelve-month period from (and including) February 23, 2008 to (but excluding) the Maturity Date.
	(v) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See Appendix 1
	(vi) Interest or calculation period(s):	Each twelve-month period from (and including) February 23, 2008 to (but excluding) the Maturity Date.
	(vii) Specified Interest Payment Dates:	February 23 in each year from February 23, 2009 to February 23, 2014 (defined as "Index Linked Interest Payment Date$_{(i)}$", being provided that the Index Linked Interest Payment Date$_{(1)}$ shall occur on February 23, 2009 and that the Index Linked Interest Payment Date$_{(6)}$ shall occur on February 23, 2014), in each case subject to adjustments in accordance with the Business Day Convention as specified in paragraph

			18(viii) below.
	(viii)	Business Day Convention:	Following Business Day Convention
	(ix)	Business Centre(s):	London and TARGET
	(x)	Minimum Interest Rate:	0.00 per cent
	(xi)	Maximum Interest Rate:	5.2176 per cent per annum
	(xii)	Day Count Fraction:(Condition 5(h))	30/360
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		See Appendix 1
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:		
	(i)	Index/Formula/variable:	See Appendix 1
	(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	CALYON
	(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	See Appendix 1
	(iv)	Determination Date(s):	See Appendix 1
	(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See Appendix 1
	(vi)	Payment Date:	Maturity Date
	(vii)	Minimum Final Redemption Amount:	See Appendix 1
	(viii)	Maximum Final Redemption Amount:	See Appendix 1

23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	See Appendix 1
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	See Appendix 2 hereto with respect to withholding tax on payments of interests on the Notes.

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:		CALYON 9, quai du Président Paul Doumer 92920 Paris La Défense Cédex France
34	Additional selling restrictions:		Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer 

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from February 23, 2006
(iii) Estimate of total expenses related to admission to trading:	Not Applicable
(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 RATINGS

Ratings:	Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(iii) Estimated net proceeds:	EUR 250,000,000
(iv) Estimated total expenses:	Not Applicable

7 YIELD

Indication of yield:	Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

See Appendix 1

9 PERFORMANCE OF RATE[S] OF EXCHANGE

Not Applicable

10 Other Information concerning the Securities to be admitted to trading

Name of the issuer of the underlying security:	Not Applicable
ISIN Code:	Not Applicable
Underlying interest rate:	Not Applicable
Relevant weightings of each underlying in the basket:	Not Applicable
Adjustment rules with relation to events concerning the underlying:	See Appendix 1
Source of information relating to the Index:	See Appendix 1
Place where information relating to the Index can be obtained:	See Appendix 1
Name and address of entities which have a firm commitment to act as intermediaries in secondary trading:	Not Applicable
Details of any market disruption/settlement disruption events affecting the underlying:	See Appendix 1
Exercise price/find reference price of underlying:	See Appendix 1
Details of how the value of investment is affected by the value of the underlying instrument(s):	Not Applicable
Details of settlement procedure of derivative securities:	Not Applicable
Details of how any return on derivative securities takes place, payment or delivery date, and manner of calculation:	Not Applicable
Details of any post-issuance information to be provided (only in case of Derivatives Instruments). Details of any post-issuance information relating to the underlying to be provided and where such	Not Applicable

	information can be obtained:	
	Details of the capacity in which any advisors have acted:	Not Applicable
	If a statement or report attributed to a person as an expert is included, such person's name, business address, qualifications and material interest, if any, in the issuer:[1]	Not Applicable
11	**Terms and Conditions of the Offer**	
	The time period, including any possible amendments, during which the offer will be open and description of the application process:	Not Applicable
	Details of the minimum and/or maximum amount of application: [2]	Not Applicable
	Details of method and time limits for paying up and delivering securities:	Not Applicable
	Manner and date in which results of the offer are to be made public:	Not Applicable
	Categories of potential investors to which the securities are offered:[3]	Not Applicable
	Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made:	Not Applicable
	Details of any post-issuance information to be provided (Only in case of Derivative Instruments). Details of any post-issuance information relating to the underlying to be provided and where such information can be obtained:	Not Applicable
12	**Placing and Underwriting**	
	Name and address of the co-ordinator(s) of the global offer and of single parts of the offer:	Not Applicable
	Name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent):	Not Applicable

	Names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements:[1]	Not Applicable
	When the underwriting agreement has been or will be reached:	Not Applicable
13	**OPERATIONAL INFORMATION**	
	ISIN Code:	XS0243637245
	Common Code:	24363724
	Depositaries:	
	(v) Euroclear France to act as Central Depositary	No
	(vi) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
	Delivery:	Delivery against payment
	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX 1

(This Appendix 1 forms part of the Final Terms to which it is attached)

1/ FINAL REDEMPTION AMOUNT

Unless previously redeemed or purchased and cancelled as specified below and in the Terms and Conditions of the Offering Circular, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount in EUR calculated by the Calculation Agent in accordance with the following provisions:

(a) in the case where the Calculation Agent determines that **Knock-out Event has occurred**, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount of EUR 50,000 (i.e. 100% of the Specified Denomination);

or

(b) in the case where the Calculation Agent determines that **(i) the Knock-out Event has not occurred and (ii) the Knock-in Event has not occurred**, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount of EUR 50,000 (i.e. 100% of the Specified Denomination);

or

(c) in the case where the Calculation Agent determines that **(i) the Knock-out Event has not occurred and (ii) the Knock-in Event has occurred**, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount in EUR calculated by the Calculation Agent (and rounded to the nearest second decimal, with 0.005 and above being rounded upwards) in accordance with the following formula:

$$\text{EUR } 50{,}000 \times [100\% + \text{Min}(0; \frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}})]$$

<u>Where, unless the context otherwise requires, the following defined terms beginning by a capital letter shall have the meanings set forth below:</u>

"Index" means the Nikkei 225 Index (Reuters code: .N225) as calculated and published by the Index Sponsor, based on the share prices of 225 shares quoted within the first section at the Tokyo Stock Exchange;

"Index Sponsor" or "Sponsor" means Nihon Keizai Shimbun, Inc. or any successor index sponsor which is acceptable in the opinion of the Calculation Agent;

"Exchange" or "Stock Exchange" means the Tokyo Stock Exchange or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the shares underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the shares underlying such Index on such temporary substitute exchange or quotation system as on the original Exchange);

"Related Exchange" means the Osaka Stock Exchange or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index on such temporary substitute exchange or quotation system as on the original Related Exchange);

"Knock-out Event" means that the level of the Index determined as of the Knock-out Valuation Time on any Knock-out Determination $Day_{(i)}$ is equal to or greater than the Knock-out Price;

"Knock-out Price" means the Initial Price, subject to any adjustment made pursuant to Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*" hereafter;

"Knock-out Determination $Day_{(i)}$" means the Knock-out Determination $Day_{(1)}$, the Knock-out Determination $Day_{(2)}$, the Knock-out Determination $Day_{(3)}$, the Knock-out Determination $Day_{(4)}$, the Knock-out Determination $Day_{(5)}$ and the Knock-out Determination $Day_{(6)}$, as the case may be, unless such day is a Disrupted Day due to the occurrence of an event giving rise to a Disrupted Day prior to the Knock-out Valuation Time on such day.
If such day is a Disrupted Day due to the occurrence of such an event, then the Knock-out Determination $Day_{(i)}$ shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the original date that, but for the occurrence of a Disrupted Day, would have been the Knock-out Determination Day is a Disrupted Day.
In that case, (i) that eighth Scheduled Trading Day shall be deemed to be the Knock-out Determination $Day_{(i)}$, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Knock-out Valuation Time on that eighth Scheduled Trading Day in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the first Disrupted Day using the Exchange traded price as of the Knock-out Valuation Time on that eighth Scheduled Trading Day of each security comprised in the Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that eighth Scheduled Trading Day, its good faith estimate of the value for the relevant security as of the Knock-out Valuation Time on such date);

"Knock-out Determination $Day_{(1)}$" means February 9, 2009 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

"Knock-out Determination $Day_{(2)}$" means February 9, 2010 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

"Knock-out Determination $Day_{(3)}$" means February 9, 2011 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

"Knock-out Determination $Day_{(4)}$" means February 9, 2012 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

"Knock-out Determination $Day_{(5)}$" means February 9, 2013 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

"Knock-out Determination $Day_{(6)}$" means February 9, 2014 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

"Knock-out Valuation Time" means the Valuation Time;

"Knock-in Event" means that the level of the Index determined as of the Knock-in Valuation Time on any Knock-in Determination Day during the Knock-in Determination Period is strictly lower than the Knock-in Price;

"Knock-in Price" means 8,275.615 (i.e. 50% of the Initial Price), subject to any adjustment made pursuant to Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*" hereafter;

"Knock-in Determination Period" means the period which begins on (and includes) January 30, 2006 and which ends on (and includes) the Final Valuation Date;

"Knock-in Determination Day" means each Scheduled Trading Day during the Knock-in Determination Period, unless such day is a Disrupted Day due to the occurrence of an event giving rise to a Disrupted Day prior to the Knock-in Valuation Time on such day;

"Knock-in Valuation Time" means the Valuation Time;

"Final Price" means the level of the Index determined by the Calculation Agent as of the Valuation Time on the Final Valuation Date ;

"Initial Price" means 16,551.23 (i.e. the level of the Index determined by the Calculation Agent as of the Valuation Time on January 30, 2006), subject to any adjustment made pursuant to Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*" hereafter;

"Final Valuation Date" means February 9, 2014 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day) (the "Scheduled Final Valuation Date") unless such day is a Disrupted Day. If the Scheduled Final Valuation Date is a Disrupted Day, then the Final Valuation Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the Scheduled Final Valuation Date is a Disrupted Day.
In that case, (i) that eighth Scheduled Trading Day shall be deemed to be the Final Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Valuation Time on that eighth Scheduled Trading Day in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the first Disrupted Day using the price as of the Valuation Time on that eighth Scheduled Trading Day of each security comprised in the Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security that eighth Scheduled Trading Day, its good faith estimate of the value for the relevant security);

"Valuation Time" means the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

"Disrupted Day" means any Scheduled Trading Day on which the Exchange or the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means any day on which the Exchange and the Related Exchange are scheduled to be open for trading for their respective regular trading sessions;

"Exchange Business Day" means any Scheduled Trading Day on which the Exchange and the Related Exchange are open for trading during their respective regular trading sessions, notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time;

"Scheduled Closing Time" means the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

"Market Disruption Event" means the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure.
For the purposes of determining whether a Market Disruption Event in respect of an Index exists at any time, if a Market Disruption Event occurs in respect of a security included in the Index at any time, then the relevant percentage contribution of that security to the level of the Index shall be based on a comparison of (x) the portion of the level of the Index attributable to that security and (y) the overall level of the Index, in each case immediately before the occurrence of such Market Disruption Event;

"Trading Disruption" means any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise (i) relating to securities that comprise

20 per cent. or more of the level of the Index on the Exchange, or (ii) in futures or options contracts relating to the Index on the Related Exchange;

"Exchange Disruption" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or more of the level of the Index on the Exchange, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Index on the Related Exchange;

"Early Closure" means the closure on any Exchange Business Day of the Exchange relating to securities that comprise 20 per cent. or more of the level of the Index or the Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day;

"Calculation Agent" means CALYON.

2/ INDEX LINKED INTEREST NOTE PROVISIONS

Accordingly to the item 18 "Index Linked Interest Note Provisions", each Note bears index linked interest on its outstanding nominal amount from (and including) February 23, 2008 to (but excluding) the Maturity Date payable annually (as specified in the item 18(ix) hereabove of the Final Terms) in amounts in EUR (each an "Index Linked Interest Amount$_{(i)}$") at the rate per annum of:

- **5.2176 per cent.** (i.e. an Index Linked Interest Amount$_{(i)}$ of EUR 2,608 per Note (i.e. Specified Denomination x 5.2176% x (360/360))) payable on the Index Linked Interest Payment Date$_{(i)}$, in the event that the Calculation Agent determines on the Valuation Date$_{(i)}$ that the Intermediary Price$_{(i)}$ is equal to or greater than 50% of the Initial Price,

being provided that if the Calculation Agent determines on the Valuation Date$_{(i)}$ that the Intermediary Price$_{(i)}$ is equal to or greater than the Initial Price, the Index Linked Interest Amount(s)$_{(i)}$ payable on the following Index Linked Interest Payment Date(s)$_{(i)}$ will be an amount of EUR 2,608 (i.e. Specified Denomination x 5.2176% x (360/360))),

or

- **0.00 per cent.** (i.e. no Index Linked Interest Amount$_{(i)}$ payable on the Index Linked Interest Payment Date$_{(i)}$) otherwise.

Where, unless the context otherwise requires, the following defined terms beginning by a capital letter shall have the meanings set forth below:

"i" means a series of whole numbers between 1 and 6;

"Intermediary Price$_{(i)}$" means, in respect of each Valuation Date$_{(i)}$, the level of the Index determined by the Calculation Agent as of the Valuation Time on such Valuation Date$_{(i)}$;

"Valuation Date$_{(i)}$" means February 9, 2009, February 9, 2010, February 9, 2011, February 9, 2012, February 9, 2013 and February 9, 2014 (being provided that if any Valuation Date$_{(i)}$ is not a Scheduled Trading Day such Valuation Date$_{(i)}$ shall be deemed to be the next following Scheduled Trading Day (the "Scheduled Valuation Date$_{(i)}$")), unless such day(s) is/are a Disrupted Day.
If the Scheduled Valuation Date$_{(i)}$ is a Disrupted Day, then the Valuation Date$_{(i)}$ shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the Scheduled Valuation Date$_{(i)}$ is a Disrupted Day.

In that case, (i) that eighth Scheduled Trading Day shall be deemed to be the Valuation $Date_{(i)}$, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Valuation Time on that eighth Scheduled Trading Day in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the first Disrupted Day using the price as of the Valuation Time on that eighth Scheduled Trading Day of each security comprised in the Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security that eighth Scheduled Trading Day, its good faith estimate of the value for the relevant security);

It is expressly agreed that for the purposes of this Section 2/ "*Index Linked Interest Notes Provisions*" of the Appendix, the following words beginning with a capital letter "Index", "Index Sponsor", "Exchange", "Related Exchange", "Valuation Time", "Market Disruption Event", "Initial Price", "Disrupted Day", "Scheduled Closing Time", "Scheduled Trading Day", "Exchange Disruption", "Trading Disruption", "Early Closure" and "Exchange Business Day" shall have the meanings set forth in the Section 1/ "*Final Redemption Amount*" of the Appendix.

3/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 50,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the "Early Redemption Amount") will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the "Early Redemption Date") (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange as of the Valuation Time on such fifth Business Day prior to the Early Redemption Date and (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

4/ ADJUSTMENTS, CORRECTIONS AND MODIFICATIONS AFFECTING THE INDEX

A- ADJUSTMENTS TO THE INDEX

(1) If the Index is (i) not calculated and announced by the Index Sponsor, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index, then that index (the "Successor Index") will be deemed to be the Index.

(2) If on or prior to the Final Valuation Date, the Index Sponsor announces that it will make a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index (other than a modification prescribed in that formula or method to maintain the Index in the event of changes in constituent stock and capitalisation and other routine events) (an "Index Modification"), then the Calculation Agent shall elect either:

(i) to replace the Index by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the occurrence or not of the Knock-in Event and/or the Knock-out Event and the Intermediary $Price_{(i)}$ and the Final Price; or

(ii) to determine the occurrence or not of the Knock-in Event and/or the Knock-out Event and the Intermediary $Price_{(i)}$ and the Final Price using, in lieu of a published level of the Index, the level for that Index as at each Knock-in Determination Day, each relevant Knock-out Determination $Day_{(i)}$, each Valuation $Date_{(i)}$ and the Final Valuation Date as determined by the

Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index immediately prior to the Index Modification; or

(iii) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Offering Circular) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange at the Valuation Time on the last Scheduled Trading Day immediately prior to the Index Modification) less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the Final Valuation Date, the Index Sponsor fails to calculate and announce the Index (an "Index Disruption"), then the Calculation Agent shall determine (i) the occurrence or not of the Knock-in Event and/or the Knock-out Event and (ii) the Intermediary Price$_{(i)}$ and (iii) the Final Price using, in lieu of a published level of the Index, the level for that Index as at each relevant Knock-in Determination Day$_{(i)}$, each relevant Knock-out Determination Day$_{(i)}$, each Valuation Date$_{(i)}$ and the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index immediately prior to the Index Disruption.

B- CORRECTION OF THE INDEX

In the event that any level published on the Exchange or by the Index Sponsor and which is utilized for the determination of (i) the occurrence or not of the Knock-in Event and/or the Knock-out Event and/or (ii) the Intermediary Price$_{(i)}$ and/or (iii) the Final Price is subsequently corrected and the correction is published by the Exchange or the Index Sponsor not later than the second Business Day immediately preceding the Index Linked Interest Payment Date$_{(i)}$ or the Maturity Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index will be utilized for the purposes of the determination of (i) the occurrence or not of the Knock-in Event and/or the Knock-out Event and/or (ii) the Intermediary Price$_{(i)}$ and/or (iii) the Final Price. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer, the Guarantor or the Calculation Agent in the case where the Index Sponsor will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index.

C- CANCELLATION OF THE INDEX

If, at any time from the Issue Date to the Final Valuation Date (a) the Index Sponsor (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index and no Successor Index exists or (b) the successor sponsor to calculate and disseminate the Index is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

(1) request the Calculation Agent to calculate from the last quotation day of the Index (or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent) to the Final Valuation Date a synthetic index in replacement of the Index in accordance with the formula for and method of calculating that Index last in effect prior to that definitive cancellation of the Index, but using only those securities that comprised that Index immediately prior to that definitive cancellation of the Index or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and to determine accordingly the occurrence or not of the Knock-in Event and/or Knock-out Event and the Intermediary Price$_{(i)}$ and the Final Price, being provided that in such case the Maturity Date will stay unchanged; or

(2) redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Offering Circular) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent) less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

The Issuer shall as soon as practicable give notice to the Noteholders through their paying agent (i.e. Clearstream Banking, société anonyme or Euroclear Bank SA/NV) in accordance with Condition 17, stating the occurrence of such event, giving details thereof and the determinations made in relation thereto.

5/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Index at the Valuation Time on the date where such market value will have to be calculated).

6/ CALCULATION BINDING

The calculations and determinations of the Calculation Agent shall (save in the case of manifest error) be final and binding upon all parties. The Calculation Agent shall have no responsibility for good faith errors or omissions in the calculations and determinations of the Final Redemption Amount or, as the case may be, the relevant Index Linked Interest $Amount_{(i)}$ or, as the case may be, the Early Redemption Amount or, as the case my be, the early redemption amount (see Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*") of any Note as provided herein.

Description of the Index (Source Bloomberg)

```
NKY   ↓15805.95  -462.08                                  Index  DES
At 08:00  Op 16152.07  Hi 16324.17  Lo 15805.95
            DESCRIPTION D'INDICE                          Page  1/  8
            NKY - NIKKEI 225

The Nikkei-225 Stock Average is a price-weighted average of 225 top-rated
Japanese companies listed in the First Section of the Tokyo Stock Exchange.
The Nikkei Stock Average was first published on May 16, 1949, where the average
price was ¥176.21 with a divisor of 225.

1)GIP Prix               Valeur   Var%   Var.Net.           Aucun groupe d'indus.
      Années à ce jour   16111.4  -1.8[illegible] -305.[illegible]  4)NEMB  225 Membres  [illegible]3 [illegible]212 ÷5
2)TRA Il y a 52 sem.     11487.1  [illegible]        5)MOV   Vlrs à fort impact s/ indice
3)GPO +H/52 semaines     16490.2     le 01/13/06            6) KIRIN BREWERY CO    [illegible]
      +B/52 semaines     10770.5     le 04/21/05  à la      7) KYOWA HAKKO         [illegible]
                                                  Hausse    8) KIKKOMAN CORP       [illegible]
      Informations fondamentales                            9) NISSAN MOTOR CO     [illegible]
      P/E                43.58    Ex-Div  -5.530           10) SOFTBANK CORP      -59.65
      Rdmt boursier      .83         le 12/27/05  à la     11) FAST RETAILING     -27.34
      Informations Indice                         Baisse   12) ADVANTEST CORP     -20.71
      Devise             JPY                               13) NTT DATA CORP      -15.74
      Volume             1.40BLN     le 01/17/06  14)CN     Infos sur ces valeurs
      Cap. bours.        328.6TRI                 15)FVD    Futures disponibles
      Diviseur           24.14                    16)OCM    Options disponibles

Australia 61 2 9777 8600   Brazil 5511 3048 4500   Europe 44 20 7330 7500   Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2006 Bloomberg L.P.
                                                                   G754-117-0 17-Jan-06 17:18:56
```

List of Members

Ticker NKY	Nom	%Pondér. dans l'indice	Actions dans l'indice
6857 JT Equity	Advantest Corp	3,187	1
8267 JT Equity	Aeon Co Ltd	0,771	1
2802 JT Equity	Ajinomoto Co Inc	0,324	1
9202 JT Equity	All Nippon Airways Co Ltd	0,121	1
6770 JT Equity	Alps Electric Co Ltd	0,409	1
2502 JT Equity	Asahi Breweries Ltd	0,376	1
5201 JT Equity	Asahi Glass Co Ltd	0,446	1
3407 JT Equity	Asahi Kasei Corp	0,207	1
4503 JT Equity	Astellas Pharma Inc	1,211	1
8332 JT Equity	Bank of Yokohama Ltd/The	0,236	1
5108 JT Equity	Bridgestone Corp	0,62	1
7751 JT Equity	Canon Inc	1,866	1
6952 JT Equity	Casio Computer Co Ltd	0,529	1
8331 JT Equity	Chiba Bank Ltd/The	0,255	1
6366 JT Equity	Chiyoda Corp	0,706	1
9502 JT Equity	Chubu Electric Power Co Inc	0,073	0,1
4519 JT Equity	Chugai Pharmaceutical Co Ltd	0,65	1
7762 JT Equity	Citizen Watch Co Ltd	0,266	1
6796 JT Equity	Clarion Co Ltd	0,067	1
1721 JT Equity	COMSYS Holdings Corp	0,429	1
8253 JT Equity	Credit Saison Co Ltd	1,468	1

9737 JT Equity	CSK Holdings Corp	1,415	1
7912 JT Equity	Dai Nippon Printing Co Ltd	0,519	1
4568 JT Equity	Daiichi Sankyo Co Ltd	0,615	1
6367 JT Equity	Daikin Industries Ltd	0,962	1
4506 JT Equity	Dainippon Sumitomo Pharma Co Ltd	0,301	1
1925 JT Equity	Daiwa House Industry Co Ltd	0,492	1
8601 JT Equity	Daiwa Securities Group Inc	0,327	1
4061 JT Equity	Denki Kagaku Kogyo K K	0,134	1
6902 JT Equity	Denso Corp	1,017	1
4324 JT Equity	Dentsu Inc	1,012	0,01
5714 JT Equity	Dowa Mining Co Ltd	0,328	1
9020 JT Equity	East Japan Railway Co	0,204	0,001
6361 JT Equity	Ebara Corp	0,16	1
4523 JT Equity	Eisai Co Ltd	1,308	1
6954 JT Equity	Fanuc Ltd	2,631	1
9983 JT Equity	Fast Retailing Co Ltd	2,642	1
6504 JT Equity	Fuji Electric Holdings Co Ltd	0,165	1
7270 JT Equity	Fuji Heavy Industries Ltd	0,162	1
4901 JT Equity	Fuji Photo Film Co Ltd	0,999	1
5803 JT Equity	Fujikura Ltd	0,263	1
6702 JT Equity	Fujitsu Ltd	0,267	1
5715 JT Equity	Furukawa Co Ltd	0,078	1
5801 JT Equity	Furukawa Electric Co Ltd	0,236	1
6674 JT Equity	GS Yuasa Corp	0,095	1
8803 JT Equity	Heiwa Real Estate Co Ltd	0,228	1
7205 JT Equity	Hino Motors Ltd	0,197	1
6501 JT Equity	Hitachi Ltd	0,215	1
7004 JT Equity	Hitachi Zosen Corp	0,063	1
3865 JT Equity	Hokuetsu Paper Mills Ltd	0,155	1
7267 JT Equity	Honda Motor Co Ltd	1,654	1
8238 JT Equity	Isetan Co Ltd	0,642	1
7013 JT Equity	Ishikawajima-Harima Heavy Industries Co	0,095	1
7202 JT Equity	Isuzu Motors Ltd	0,106	1
8001 JT Equity	Itochu Corp	0,244	1
9205 JT Equity	Japan Airlines Corp	0,084	1
5631 JT Equity	Japan Steel Works Ltd/The	0,177	1
2914 JT Equity	Japan Tobacco Inc	0,453	0,001
5411 JT Equity	JFE Holdings Inc	0,1	0,1
1963 JT Equity	JGC Corp	0,617	1
6473 JT Equity	JTEKT Corp	0,591	1
1812 JT Equity	Kajima Corp	0,198	1
9503 JT Equity	Kansai Electric Power Co Inc/The	0,067	0,1
4452 JT Equity	Kao Corp	0,797	1
7012 JT Equity	Kawasaki Heavy Industries Ltd	0,111	1
9107 JT Equity	Kawasaki Kisen Kaisha Ltd	0,193	1
9433 JT Equity	KDDI Corp	1,711	0,01
9008 JT Equity	Keio Corp	0,177	1
9009 JT Equity	Keisei Electric Railway Co Ltd	0,21	1
2801 JT Equity	Kikkoman Corp	0,299	1
2503 JT Equity	Kirin Brewery Co Ltd	0,368	1
5406 JT Equity	Kobe Steel Ltd	0,097	1
6301 JT Equity	Komatsu Ltd	0,521	1
9766 JT Equity	Konami Corp	0,683	1
4902 JT Equity	Konica Minolta Holdings Inc	0,326	1
6326 JT Equity	Kubota Corp	0,26	1
1861 JT Equity	Kumagai Gumi Co Ltd	0,13	1

3405 JT Equity	Kuraray Co Ltd	0,345	1
6971 JT Equity	Kyocera Corp	2,395	1
4151 JT Equity	Kyowa Hakko Kogyo Co Ltd	0,235	1
8002 JT Equity	Marubeni Corp	0,16	1
8252 JT Equity	Marui Co Ltd	0,594	1
6752 JT Equity	Matsushita Electric Industrial Co Ltd	0,636	1
6991 JT Equity	Matsushita Electric Works Ltd	0,319	1
7261 JT Equity	Mazda Motor Corp	0,137	1
6508 JT Equity	Meidensha Corp	0,117	1
2261 JT Equity	Meiji Dairies Corp	0,156	1
2202 JT Equity	Meiji Seika Kaisha Ltd	0,161	1
8766 JT Equity	Millea Holdings Inc	0,524	0,001
6479 JT Equity	Minebea Co Ltd	0,178	1
4188 JT Equity	Mitsubishi Chemical Holdings Corp	0,096	0,5
8058 JT Equity	Mitsubishi Corp	0,659	1
6503 JT Equity	Mitsubishi Electric Corp	0,225	1
8802 JT Equity	Mitsubishi Estate Co Ltd	0,583	1
7011 JT Equity	Mitsubishi Heavy Industries Ltd	0,137	1
9301 JT Equity	Mitsubishi Logistics Corp	0,503	1
5711 JT Equity	Mitsubishi Materials Corp	0,148	1
7211 JT Equity	Mitsubishi Motors Corp	0,065	1
3864 JT Equity	Mitsubishi Paper Mills Ltd	0,068	1
3404 JT Equity	Mitsubishi Rayon Co Ltd	0,196	1
8306 JT Equity	Mitsubishi UFJ Financial Group Inc	0,398	0,001
8031 JT Equity	Mitsui & Co Ltd	0,418	1
4183 JT Equity	Mitsui Chemicals Inc	0,196	1
7003 JT Equity	Mitsui Engineering & Shipbuilding Co Ltd	0,103	1
8801 JT Equity	Mitsui Fudosan Co Ltd	0,584	1
5706 JT Equity	Mitsui Mining & Smelting Co Ltd	0,207	1
9104 JT Equity	Mitsui OSK Lines Ltd	0,263	1
8752 JT Equity	Mitsui Sumitomo Insurance Co Ltd	0,348	1
8309 JT Equity	Mitsui Trust Holdings Inc	0,389	1
2779 JT Equity	Mitsukoshi Ltd	0,189	1
6767 JT Equity	Mitsumi Electric Co Ltd	0,356	1
8411 JT Equity	Mizuho Financial Group Inc	0,232	0,001
8404 JT Equity	Mizuho Trust & Banking Co Ltd	0,096	1
6701 JT Equity	NEC Corp	0,198	1
5333 JT Equity	NGK Insulators Ltd	0,475	1
2871 JT Equity	Nichirei Corp	0,135	1
8603 JT Equity	Nikko Cordial Corp	0,224	0,5
7731 JT Equity	Nikon Corp	0,504	1
9062 JT Equity	Nippon Express Co Ltd	0,179	1
2001 JT Equity	Nippon Flour Mills Co Ltd	0,14	1
4272 JT Equity	Nippon Kayaku Co Ltd	0,258	1
5701 JT Equity	Nippon Light Metal Co Ltd	0,085	1
2282 JT Equity	Nippon Meat Packers Inc	0,321	1
5016 JT Equity	Nippon Mining Holdings Inc	0,227	1
5001 JT Equity	Nippon Oil Corp	0,233	1
3893 JT Equity	Nippon Paper Group Inc	0,117	0,001
5202 JT Equity	Nippon Sheet Glass Co Ltd	0,151	1
4041 JT Equity	Nippon Soda Co Ltd	0,104	1
5401 JT Equity	Nippon Steel Corp	0,106	1
1332 JT Equity	Nippon Suisan Kaisha Ltd	0,126	1
9432 JT Equity	Nippon Telegraph & Telephone Corp	0,147	0,001
9101 JT Equity	Nippon Yusen KK	0,218	1
4021 JT Equity	Nissan Chemical Industries Ltd	0,455	1

7201 JT Equity	Nissan Motor Co Ltd	0,325	1
2602 JT Equity	Nisshin Oillio Group Ltd/The	0,209	1
2002 JT Equity	Nisshin Seifun Group Inc	0,329	1
3105 JT Equity	Nisshinbo Industries Inc	0,335	1
3110 JT Equity	Nitto Boseki Co Ltd	0,084	1
8604 JT Equity	Nomura Holdings Inc	0,565	1
6471 JT Equity	NSK Ltd	0,221	1
6472 JT Equity	NTN Corp	0,244	1
9613 JT Equity	NTT Data Corp	1,363	0,01
9437 JT Equity	NTT DoCoMo Inc	0,05	0,001
1802 JT Equity	Obayashi Corp	0,234	1
9007 JT Equity	Odakyu Electric Railway Co Ltd	0,184	1
3861 JT Equity	OJI Paper Co Ltd	0,171	1
6703 JT Equity	Oki Electric Industry Co Ltd	0,117	1
6103 JT Equity	Okuma Holdings Inc	0,388	1
7733 JT Equity	Olympus Corp	0,797	1
9532 JT Equity	Osaka Gas Co Ltd	0,109	1
6773 JT Equity	Pioneer Corp	0,429	1
8308 JT Equity	Resona Holdings Inc	0,11	0,001
7752 JT Equity	Ricoh Co Ltd	0,517	1
6764 JT Equity	Sanyo Electric Co Ltd	0,085	1
2501 JT Equity	Sapporo Holdings Ltd	0,167	1
9735 JT Equity	Secom Co Ltd	1,476	1
1928 JT Equity	Sekisui House Ltd	0,426	1
3382 JT Equity	Seven & I Holdings Co Ltd	1,263	1
6753 JT Equity	Sharp Corp	0,535	1
1803 JT Equity	Shimizu Corp	0,233	1
4063 JT Equity	Shin-Etsu Chemical Co Ltd	1,74	1
8606 JT Equity	Shinko Securities Co Ltd	0,156	1
8303 JT Equity	Shinsei Bank Ltd	0,185	1
4507 JT Equity	Shionogi & Co Ltd	0,442	1
4911 JT Equity	Shiseido Co Ltd	0,552	1
8355 JT Equity	Shizuoka Bank Ltd/The	0,3	1
4004 JT Equity	Showa Denko KK	0,127	1
5002 JT Equity	Showa Shell Sekiyu KK	0,349	1
4795 JT Equity	SKY Perfect Communications Inc	0,023	0,001
9984 JT Equity	Softbank Corp	3,019	3
2768 JT Equity	Sojitz Corp	0,018	0,1
8755 JT Equity	Sompo Japan Insurance Inc	0,371	1
6758 JT Equity	Sony Corp	1,287	1
4005 JT Equity	Sumitomo Chemical Co Ltd	0,224	1
8053 JT Equity	Sumitomo Corp	0,397	1
5802 JT Equity	Sumitomo Electric Industries Ltd	0,473	1
6302 JT Equity	Sumitomo Heavy Industries Ltd	0,268	1
5405 JT Equity	Sumitomo Metal Industries Ltd	0,116	1
5713 JT Equity	Sumitomo Metal Mining Co Ltd	0,385	1
8316 JT Equity	Sumitomo Mitsui Financial Group Inc	0,309	0,001
5232 JT Equity	Sumitomo Osaka Cement Co Ltd	0,099	1
8830 JT Equity	Sumitomo Realty & Development Co Ltd	0,621	1
8403 JT Equity	Sumitomo Trust & Banking Co Ltd/The	0,291	1
7269 JT Equity	Suzuki Motor Corp	0,55	1
8795 JT Equity	T&D Holdings Inc	0,2	0,1
5233 JT Equity	Taiheiyo Cement Corp	0,128	1
1801 JT Equity	Taisei Corp	0,145	1
6976 JT Equity	Taiyo Yuden Co Ltd	0,451	1
2531 JT Equity	Takara Holdings Inc	0,189	1

8233 JT Equity	Takashimaya Co Ltd	0,463	1
4502 JT Equity	Takeda Pharmaceutical Co Ltd	1,63	1
6762 JT Equity	TDK Corp	2,112	1
3401 JT Equity	Teijin Ltd	0,189	1
1601 JT Equity	Teikoku Oil Co Ltd	0,378	1
4543 JT Equity	Terumo Corp	0,941	1
4045 JT Equity	Toagosei Co Ltd	0,163	1
9001 JT Equity	Tobu Railway Co Ltd	0,153	1
9605 JT Equity	Toei Co Ltd	0,203	1
5707 JT Equity	Toho Zinc Co Ltd	0,261	1
5301 JT Equity	Tokai Carbon Co Ltd	0,151	1
9681 JT Equity	Tokyo Dome Corp	0,185	1
9501 JT Equity	Tokyo Electric Power Co Inc/The	0,074	0,1
8035 JT Equity	Tokyo Electron Ltd	2,149	1
9531 JT Equity	Tokyo Gas Co Ltd	0,141	1
9005 JT Equity	Tokyu Corp	0,214	1
8003 JT Equity	Tomen Corp	0,046	1
7911 JT Equity	Toppan Printing Co Ltd	0,372	1
7231 JT Equity	Topy Industries Ltd	0,128	1
3402 JT Equity	Toray Industries Inc	0,238	1
6502 JT Equity	Toshiba Corp	0,203	1
4042 JT Equity	Tosoh Corp	0,154	1
5332 JT Equity	Toto Ltd	0,263	1
5901 JT Equity	Toyo Seikan Kaisha Ltd	0,501	1
3101 JT Equity	Toyobo Co Ltd	0,097	1
7203 JT Equity	Toyota Motor Corp	1,533	1
4704 JT Equity	Trend Micro Inc	1,048	1
4208 JT Equity	Ube Industries Ltd/Japan	0,084	1
8583 JT Equity	UFJ NICOS Co Ltd	0,38	1
3103 JT Equity	Unitika Ltd	0,06	1
9021 JT Equity	West Japan Railway Co	0,123	0,001
4689 JT Equity	Yahoo! Japan Corp	0,086	0,002
7951 JT Equity	Yamaha Corp	0,515	1
9064 JT Equity	Yamato Holdings Co Ltd	0,495	1
6841 JT Equity	Yokogawa Electric Corp	0,574	1
5101 JT Equity	Yokohama Rubber Co Ltd/The	0,171	1

Calculation Methods

The Nikkei Stock Average is the average price of 225 stocks traded on the first section of the Tokyo Stock Exchange, but it is different from a simple average in that the divisor is adjusted to maintain continuity and reduce the effect of external factors not directly related to the market.

(1) Equation

$$\text{Nikkei Average} = \frac{\text{Sum of stock prices of 225 constitutents}}{\text{Divisor}}$$

a) Stocks that do not have a par value of 50 yen are converted to 50 yen par value.
b) Numbers are rounded to two digits after the decimal point, or hundredths, to calculate the average.
c) Priority in the usage of prices are:
1. Current special quotation (closing special quotation).
2. Current price (closing price).
3. Standard price, which is defined as follows:

The theoretical price of ex-rights, a special quotation from the previous day or the closing price from the previous day, in this order of priority.

(2) Adjustment of divisors

When components change or when they are affected by changes outside of the market, the divisor is adjusted to keep the index level consistent.

1) In the case of ex-rights

$$\text{New Divisor} = \frac{\text{Old Divisor X(sum of stock prices cum rights - sum of rights prices)}}{\text{sum of stock prices cum rights}}$$

Rights prices = last cum stock price - theoretical value of ex-rights

$$\text{Theoretical value of ex-rights} = \frac{\text{last cum stock price+paid-in amount X paid-in allotment ratio}}{\text{paid-in allotment ratio + split allotment ratio}}$$

When there is no split or a reverse split, the split-allotment ratio shall be one.

2) In case of capital decrease

$$\text{Theoretical value of ex-rights} = \frac{\text{last cum stock price}}{\text{1-ratio of capital decrease}}$$

3) In the case of replacement of components in the average

Rights price = price of replaced components - price of added components

4) In the case of stock buyback by issuer

Divisor not adjusted

(3) Magnifications

$$\text{Adjusted magnification} = \frac{225}{\text{divisor}}$$

$$\text{Adjusted magnification} = \frac{\text{Adjusted average}}{\text{mathematical average}} = \frac{\text{sum of stock prices}}{\text{divisor}} / \frac{\text{sum of stock prices}}{225} = \frac{225}{\text{divisor}}$$

4. Nikkei Indices Chronology

September 7, 1950: Tokyo Stock Exchange starts calculating a stock price average by the ex-right adjustment method based on the Dow Jones model. The index is calculated retroactive to May 16, 1949.

November 12, 1968: TSE Chairman Morinaga announces the discontinuation of the TSE Adjusted Stock Price Average and the introduction of a new stock market index.

July 1, 1969: TSE starts announcing the market value-weighted Tokyo Stock Index. TSE continues to calculate and announce the Adjusted Stock Price Average for just one year thereafter, limiting it to only daily closing prices.

July 1, 1970: Upon discontinuation of TSE Adjusted Stock Price, Nihon Keizai Shimbun, Inc., (Nikkei) commissions calculations for a stock index.

July 1, 1971: A Nikkei subsidiary, Nihon Short-wave Broadcasting Co., Ltd., starts calculating and announcing the Adjusted Stock Price as NSB 225 Adjusted Average.

May 1, 1975: U.S.-based Dow Jones & Co. grants Nikkei exclusive rights to use of the name and the Dow calculation method for the Nikkei Dow-Jones Stock Price Average.

January 4, 1982: Nikkei starts calculating and announcing the Nikkei Dow-Jones 500 Stock Average, which covers an adjusted average for the selected stocks as of January 4, 1972.

April 1, 1985: Nikkei starts calculating and announcing the Nikkei Over-the-Counter Stock Average.

May 1, 1985: In a name change agreed to by Nikkei and Dow Jones, the Nikkei Dow-Jones Stock Price Average becomes the Nikkei Stock Average. At the same time, the Nikkei Dow-Jones 500 Stock Average becomes the Nikkei 500 Stock Average.

September 3, 1986: Singapore International Monetary Exchange (SIMEX) starts Nikkei Stock Average Futures trading.

September 3, 1988: Osaka Securities Exchange starts Nikkei Stock Average Futures trading.
June 12, 1989: Osaka Securities Exchange starts Nikkei Stock Average options trading.
September 25, 1990: Chicago Mercantile Exchange (CME) starts Nikkei Stock Average Futures and Futures options trading.
December 14, 1990: Nikkei announces new Deletion/Addition Standard, effective
October 1, 1991, for component stocks of the Nikkei Stock Average.
September 1, 1991: Nikkei starts calculating and announcing the market value-weighted Nikkei All Stock Index for all stocks listed on Japan's eight stock exchanges. It is calculated retroactive to January 4, 1980, and a value of 100 is assigned to the index for that date.
October 1, 1991: First changes are made in Nikkei Stock Average under new Deletion/Addition Standard.
October 8, 1993: Nikkei starts calculating and announcing the market value-weighted Nikkei Stock Average 300 for 300 stocks selected from the TSE first section. The average is calculated retroactive to October 1, 1982, and a value of 100 is assigned to the index for that date.
February 14, 1994: Osaka Securities Exchange starts Nikkei 300 Futures and options trading.
July 29, 1994: Chicago Board Options Exchange (CBOE) starts Nikkei 300 Options trading.
February 3, 1995: SIMEX starts Nikkei 300 Futures and Future options trading.

Index Price History

NKY Index

	Low	High
2003	7607.88	11161.71
2004	10365.4	12163.89
2005	10825.39	16344.2

Closing price on February 17, 2006 15,713.45

Unless otherwise stated, all information herein relating to the Nikkei 225 has been derived from publicly available sources. Such information reflects the policies of Nihon Keizai Shimbun, Inc. ("**Nikkei**") as of the date hereof as stated in such sources; such policies are subject to change at the discretion of Nikkei.
The Nikkei 225 is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 is currently based on 225 underlying stocks listed in the First Section on the Tokyo Stock Exchange ("**TSE**") representing a broad cross-section of Japanese industries. Stocks listed in the First Section are among the most actively traded stocks on the TSE.

While Nikkei currently employs the following methodology to calculate the Nikkei 225, no assurance can be given that Nikkei will not modify or change such methodology in a manner that may affect the Index Interest Amounts or any other amount payable in respect of the Notes.

The Nikkei 225 is a modified, price-weighted index (*i.e.*, an underlying stock's weight in the index is based on its price per share rather than the total market capitalisation of the issuer) which is calculated by (i) multiplying the per share price of each underlying stock by the corresponding multiplier for such underlying stock (a "**Multiplier**"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "**Divisor**"). The Divisor, initially set in 1949 at 225, was 21.987 as of February 26, 2002 and is subject to adjustments as set forth below. Each Multiplier is computed by dividing yen 50 by the par value of the relevant underlying stock, so that the share price of each underlying stock when multiplied by its Multiplier corresponds to a share price based on a uniform par value of yen 50. The par value stock system was abolished with effect as of October 1, 2001. With effect from such date presumed par values determined by Nikkei are used in the computation of each Multiplier. The presumed par value of each underlying stock in use as of September 30, 2001 was set at the par value of such stock as of such date. The stock prices used in the calculation of the Nikkei 225 are those reported by the TSE. The level of the Nikkei 225 is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 in the event of certain changes due to non-market factors affecting the underlying stocks, such as the addition or deletion of underlying stocks, substitution of stocks, stock dividends or stock splits, the Divisor used in calculating the Nikkei 225 is adjusted in order that the

level of the Nikkei 225 is not altered in an uncoordinated way and thereby lacks continuity. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any underlying stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Multiplier and divided by the new Divisor (*i.e.*, the level of the Nikkei 225 immediately after such change) will equal the level of the Nikkei 225 immediately prior to the change.

Underlying stocks may be deleted or added by Nikkei. The underlying stocks shall be, in general, reconsidered once a year, on the first business day of October, pursuant to the periodic reconsideration standard set up by Nikkei (a new standard for selecting stocks for "Nikkei Stock Average" was published on April 15, 2000 and partial revisions to such standard were announced on December 18, 2000 and became effective on March 1, 2001). There is no upper limit to the number of stocks to be replaced under the periodic reconsideration. Further, other than the periodic reconsideration, any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the underlying stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. Any underlying stock which is transferred to the "Kanri-Post" because of the high likelihood that it will become delisted or because it is undergoing an inspection of the application for delisting is in principle a candidate for deletion; however, the actual deletion of such stock will be decided after taking into account the possibility of continuance of business of the issuer or the likelihood of delisting, etc. Upon deletion of a stock from the underlying stocks, Nikkei will select a suitable replacement for such deleted underlying stock in accordance with certain criteria. As a general rule, in each case, the number of stocks to be deleted from and the number of replacement stocks to be added to the underlying stocks shall be the same and such replacement will be made on the same day to maintain the number of the underlying stocks at 225. However, under special circumstances the Nikkei 225 may be calculated with less than 225 underlying stocks for a limited period of time between the deletion of a stock and the addition of a replacement stock. During this period the continuity in the index value of the Nikkei 225 will be maintained by adjusting the Divisor each time upon addition, deletion or substitution of the underlying stock(s).

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalisation. The TSE is a two-way, continuous, pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. In general, any stocks listed on the TSE cannot be traded at a price outside of these limits, which are stated in terms of absolute amounts of Japanese yen, and not percentage, changes from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter orders and balance supply and demand for stock. Investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Nikkei 225 may be limited by price limitations, or by suspension of trading, on individual stocks which comprise the Nikkei 225 which may, in turn, adversely affect the value of the Notes under certain circumstances.

APPENDIX 2

(This Appendix 2 forms part of the Final Terms to which it is attached)

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom tax law and HM Revenue & Customs practice. They only apply to persons who are beneficial holders of the Notes. The comments below do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of person such as dealers. Any holders of Notes who are in doubt as to their own tax position should consult their professional adviser.

Withholding tax on payments of interest

References to "interest" in this section mean interest as understood in UK tax law. The statements do not take account of any different definitions of interest that may prevail under any other law.

Payments of interest on the Notes will not be subject to withholding or deduction for or on account of UK tax so long as the Notes carry a right to interest and are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the UK Income and Corporation Taxes Act 1988 (the "Taxes Act") (which includes the Luxembourg Stock Exchange).

Even if the Notes ceased to be listed on a recognised stock exchange, provided the Issuer remains a bank within the meaning of section 840A of the Taxes Act, then it should be entitled to pay the interest without withholding or deduction for or on account of UK tax so long as the interest is paid by it in the ordinary course of its business, within the meaning of section 349 of the Taxes Act.

Subject to the following comments, in all other cases payments of interest will be made after deduction of UK tax at a rate, which is currently 20%. Certain holders may be entitled to payments of interest free from deduction (or at a reduced rate of deduction) under a direction from HM Revenue & Customs, made pursuant to an application in respect of such relief as may be available under an applicable double taxation treaty.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1F

Final Terms relating to the issuance of EUR 52,500,000 Automatic Redeemable Index Linked Interest Notes

February 24, 2006

Please see attached.

Final Terms dated February 24, 2006



Crédit Agricole S.A.
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 128
TRANCHE NO: 1
Issue of EUR 52,500,000 Automatic Redeemable Index Linked Interest Notes
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005 and 20 February 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London Branch
2	(i) Series Number:	128
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro (EURO)
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 52,500,000
	(ii) Tranche:	EUR 52,500,000
5	Issue Price:	100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	February 28, 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	The earlier of (i) February 28, 2026 and (ii) the Automatic Early Redemption Date (as defined in item 18(i), both subject to adjustment in accordance with the Business Day Convention.
9	Interest Basis:	For each Interest Period from and including February 28, 2006 to but excluding February 28, 2015: 4.50% Fixed Rate For each Interest Period from and including February 28, 2015 to but excluding the Maturity Date: Index Linked Interest

			(further particulars specified below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		See item 9 above
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	Every February 28 in each year commencing on and including February 28, 2007 and ending on and including February 28, 2015, adjusted in accordance with the Following Business Day
	(iii)	Fixed Coupon Amount[(s)]:	Not Applicable
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360, unadjusted
	(vi)	Determination Dates:	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**		Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Applicable
	(i)	Index/Formula/other variable:	For each Interest Period from and including February 28, 2015 to but excluding the Maturity Date, or the Automatic Early Redemption Date (as defined below) as the case may be, the

Notes will bear interest payable in amounts determined in accordance with the provisions set out below:

Specified Denomination x [7.00 x (EUR 10 years CMS - EUR 2 years CMS)] x Day Count Fraction

For the avoidance of doubt the last Interest Amount will be payable on the Maturity Date or on the Automatic Early Redemption Date in case of the occurrence of an Early Redemption Event.

An **Early Redemption Event** shall occur in respect of a Specified Interest Payment Date if the sum of (i) all Interest Amounts per Specified Denomination paid in respect of all preceding Specified Interest Payment Dates plus (ii) the Interest Amount to be paid on the relevant Specified Interest Payment Date reach or exceed the **Trigger Level** (as defined below). In such case, the Notes will be redeemed automatically at par on this specific Specified Interest Payment Date (the "**Automatic Early Redemption Date**").

If on the Maturity Date the sum of the Interest Amounts paid up to but excluding the last Specified Interest Payment Date is less than the Trigger Level, the last Interest Amount will not be adjusted in order to reach such Trigger Level. Therefore the sum of the Interest Amounts paid over the life of the Notes may be less than the Trigger Level.

The Calculation Agent shall notify the Issuer of the occurrence of an Automatic Early Redemption Event at the latest five Target Business Days after the Fixing Date relating to the Interest Period.

Where :

"Trigger Level" means 42.50 per cent. per Specified Denomination (*i.e.*: EUR 21,250).

"EUR 10 year CMS" means the annual

swap rate for a euro swap transaction with a maturity of 10 years (annual, 30/360) versus EURIBOR 6 month, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Fixing Date

"EUR 2 year CMS" means the annual swap rate for a euro swap transaction with a maturity of 2 years (annual, 30/360) versus EURIBOR 6 month, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Fixing Date

"Fixing Date" means five (5) Target Business Days prior to the last day of each Interest Period.

"TARGET Business Days" means a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.

(ii)	Calculation Agent responsible for calculating the interest due:	CALYON
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See item 18(i) above
(iv)	Interest Period(s):	Each Interest Period from and including February 28, 2015 to but excluding the immediately following Specified Interest Payment Date and each subsequent Interest Period from a Specified Interest Payment Date (included) to the next following Specified Interest Payment Date (excluded).

(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If, in respect of any Fixing Date in the Interest Period, the **EUR CMS 10 years and/or the EUR CMS 2 years** do not appear on the Reuters Screen "ISDAFIX2" (or any successor) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Calculation Agent as the **"EUR-annual-Swap Rate Reference Banks"** (as defined in the 2000 ISDA Definitions) had been specified as the applicable rate for which: **"Reset Date"** shall be replaced by "the last day of the Interest Period", **"on the day that is two TARGET Settlement Days preceding that Reset Date"** shall be replaced by "on the Fixing Date", **"Designated Maturity"** means ten (10) years and/or two (2) years as the case maybe, and **"Representative Amount"** means the "Aggregate Nominal Amount".
(vi)	Interest or calculation period(s):	Not Applicable
(vii)	Specified Interest Payment Dates:	Every February 28 in each year starting on and including February 28, 2016 and ending on and including the Maturity Date or the Automatic Early Redemption Date, as the case may be.
(viii)	Business Day Convention:	Following Business Day Convention
(ix)	Business Centre(s):	TARGET
(x)	Minimum Interest Rate:	0.00 per cent per annum
(xi)	Maximum Interest Rate:	Not Applicable

	(xii) Day Count Fraction:(Condition 5(h))	30/360, unadjusted
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable
	(i) Index/Formula/variable:	Not Applicable
	(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable
	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
	(iv) Determination Date(s):	Not Applicable
	(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
	(vi) Payment Date:	Not Applicable
	(vii) Minimum Final Redemption Amount:	Not Applicable
	(viii) Maximum Final Redemption Amount:	Not Applicable
23	**Early Redemption Amount**	
	(ix) Early Redemption Amount(s) of each Note payable on	Not Applicable

		redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(x)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(xi)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	See Appendix 1 hereto with respect to withholding tax on payments of interests on the Notes.

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable

	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:		CALYON
34	Additional selling restrictions:		Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of Luxembourg with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 8,000
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Luxembourg

3 RATINGS

Ratings:	Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES*

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 50,000,000
(iii)	Estimated total expenses:	Not Applicable

7 Fixed Rate Notes only – YIELD

Indication of yield:	4.50% for the first nine years The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

8 Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Details of historic of the **EUR 10 years CMS** and/or the **EUR 2 years CMS** rates can be obtained from Reuters

9 Dual Currency Notes only – PERFORMANCE OF RATE OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0243549200
Common Code:	24354920
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX 1

(This Appendix 1 forms part of the Final Terms to which it is attached)

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom tax law and HM Revenue & Customs practice. They only apply to persons who are beneficial holders of the Notes. The comments below do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of person such as dealers. Any holders of Notes who are in doubt as to their own tax position should consult their professional adviser.

Withholding tax on payments of interest

References to "interest" in this section mean interest as understood in UK tax law. The statements do not take account of any different definitions of interest that may prevail under any other law.

Payments of interest on the Notes will not be subject to withholding or deduction for or on account of UK tax so long as the Notes carry a right to interest and are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the UK Income and Corporation Taxes Act 1988 (the "Taxes Act") (which includes the Luxembourg Stock Exchange).

Even if the Notes ceased to be listed on a recognised stock exchange, provided the Issuer remains a bank within the meaning of section 840A of the Taxes Act, then it should be entitled to pay the interest without withholding or deduction for or on account of UK tax so long as the interest is paid by it in the ordinary course of its business, within the meaning of section 349 of the Taxes Act.

Subject to the following comments, in all other cases payments of interest will be made after deduction of UK tax at a rate, which is currently 20%. Certain holders may be entitled to payments of interest free from deduction (or at a reduced rate of deduction) under a direction from HM Revenue & Customs, made pursuant to an application in respect of such relief as may be available under an applicable double taxation treaty.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1G

Final Terms relating to the issuance of EUR 14,900,000 Automatic Redeemable Index Linked Interest Notes

February 27, 2006

Please see attached.

Final Terms dated February 27, 2006



Crédit Agricole S.A.
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 129
TRANCHE NO: 1
Issue of EUR 14,900,000 Automatic Redeemable Index Linked Interest Notes
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005 and 20 February 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London Branch
2	(i) Series Number:	129
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro (EURO)
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 14,900,000
	(ii) Tranche:	EUR 14,900,000
5	Issue Price:	100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	March 1, 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	The earlier of (i) March 1, 2018 and (ii) the Automatic Early Redemption Date (as defined in item 18(i), both subject to adjustment in accordance with the Business Day Convention.
9	Interest Basis:	For each Interest Period from and including March 1, 2006 to but excluding March 1, 2010: 4.60% Fixed Rate For each Interest Period from and including March 1, 2010 to but excluding the Maturity Date: Index Linked Interest (further particulars specified below)

10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	See item 9 above
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Applicable
	(i) Rate of Interest:	4.60 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	Every March 1 in each year commencing on and including March 1, 2007 and ending on and including March 1, 2010, adjusted in accordance with the Modified Following Business Day
	(iii) Fixed Coupon Amount[(s)]:	EUR 2,300 per EUR 50,000 in nominal amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360, unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable
	(i) Index/Formula/other variable:	For each Interest Period from and including March 1, 2010 to but excluding the Maturity Date, or the Automatic Early Redemption Date (as defined below) as the case may be, the Notes will bear interest payable in amounts determined in accordance with the provisions set out

below:

Specified Denomination x [5.00 x (EUR 10 years CMS - EUR 2 years CMS)] x Day Count Fraction

For the avoidance of doubt the last Interest Amount will be payable on the Maturity Date or on the Automatic Early Redemption Date in case of the occurrence of an Early Redemption Event.

An **Early Redemption Event** shall occur in respect of a Specified Interest Payment Date if the sum of (i) all Interest Amounts per Specified Denomination paid in respect of all preceding Specified Interest Payment Dates plus (ii) the Interest Amount to be paid on the relevant Specified Interest Payment Date reach or exceed the **Trigger Level** (as defined below). In such case, the Notes will be redeemed automatically at par on this specific Specified Interest Payment Date (the "**Automatic Early Redemption Date**"), and the full coupon will be pay even if the sum of all coupon already paid exceed the Trigger Level.

If on the Maturity Date the sum of the Interest Amounts paid up to but excluding the last Specified Interest Payment Date is less than the Trigger Level, the last Interest Amount will be adjusted in order to reach such Trigger Level. For the avoidance of doubt if on the Maturity Date the sum of the Interest Amounts paid up to but excluding the last Specified Interest Payment Date exceed the Trigger Level the Interest Amount will not be adjusted in order to be strictly equal to the Trigger Level and the full coupon will be pay.

The Calculation Agent shall notify the Issuer of the occurrence of an Automatic Early Redemption Event at the latest five Target Business Days after the Fixing Date relating to the Interest Period.

Where :

"Trigger Level" means 20.35 per cent. per Specified Denomination (*i.e.*: EUR 10,175).

"EUR 10 year CMS" means the annual swap rate for a euro swap transaction with a maturity of 10 years (annual, 30/360) versus EURIBOR 6 month, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Fixing Date

"EUR 2 year CMS" means the annual swap rate for a euro swap transaction with a maturity of 2 years (annual, 30/360) versus EURIBOR 6 month, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Fixing Date

"Fixing Date" means two (2) Target Business Days prior to the last day of each Interest Period.

"TARGET Business Days" means a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.

(ii) Calculation Agent responsible for calculating the interest due: CALYON

(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable: See item 18(i) above

(iv) Interest Period(s): Each Interest Period from and including March 1, 2010 to but excluding the immediately following Specified Interest Payment Date and each subsequent Interest Period from a Specified Interest

		Payment Date (included) to the next following Specified Interest Payment Date (excluded).
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If, in respect of any Fixing Date in the Interest Period, the **EUR CMS 10 years and/or the EUR CMS 2 years** do not appear on the Reuters Screen "ISDAFIX2" (or any successor) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Calculation Agent as the **"EUR-annual-Swap Rate Reference Banks"** (as defined in the 2000 ISDA Definitions) had been specified as the applicable rate for which: **"Reset Date"** shall be replaced by "the last day of the Interest Period", **"on the day that is two TARGET Settlement Days preceding that Reset Date"** shall be replaced by "on the Fixing Date", **"Designated Maturity"** means ten (10) years and/or two (2) years as the case maybe, and **"Representative Amount"** means the "Aggregate Nominal Amount".
(vi)	Interest or calculation period(s):	Not Applicable
(vii)	Specified Interest Payment Dates:	Every March 1 in each year starting on and including March 1, 2011 and ending on and including the Maturity Date or the Automatic Early Redemption Date, as the case may be.
(viii)	Business Day Convention:	Modified Following Business Day Convention
(ix)	Business Centre(s):	TARGET
(x)	Minimum Interest Rate:	0.00 per cent per annum
(xi)	Maximum Interest Rate:	Not Applicable

	(xii) Day Count Fraction:(Condition 5(h))	30/360, unadjusted
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable
	(i) Index/Formula/variable:	Not Applicable
	(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable
	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Not Applicable
	(iv) Determination Date(s):	Not Applicable
	(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
	(vi) Payment Date:	Not Applicable
	(vii) Minimum Final Redemption Amount:	Not Applicable
	(viii) Maximum Final Redemption Amount:	Not Applicable
23	**Early Redemption Amount**	
	(ix) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other	Not Applicable

		early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(x)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(xi)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	See Appendix 1 hereto with respect to withholding tax on payments of interests on the Notes.

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

33	If non-syndicated, name and address of Dealer:	CALYON
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer 

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

Not Applicable

3 RATINGS

Ratings:	Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES*

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 50,000,000
(iii)	Estimated total expenses:	Not Applicable

7 Fixed Rate Notes only – YIELD

Not Applicable

8 Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Details of historic of the **EUR 10 years CMS** and/or the **EUR 2 years CMS** rates can be obtained from Reuters

9 Dual Currency Notes only – PERFORMANCE OF RATE OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0243745055
Common Code:	24374505
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX 1

(This Appendix 1 forms part of the Final Terms to which it is attached)

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom tax law and HM Revenue & Customs practice. They only apply to persons who are beneficial holders of the Notes. The comments below do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of person such as dealers. Any holders of Notes who are in doubt as to their own tax position should consult their professional adviser.

Withholding tax on payments of interest

References to "interest" in this section mean interest as understood in UK tax law. The statements do not take account of any different definitions of interest that may prevail under any other law.

Payments of interest on the Notes will not be subject to withholding or deduction for or on account of UK tax so long as the Notes carry a right to interest and are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the UK Income and Corporation Taxes Act 1988 (the "Taxes Act") (which includes the Luxembourg Stock Exchange).

Even if the Notes ceased to be listed on a recognised stock exchange, provided the Issuer remains a bank within the meaning of section 840A of the Taxes Act, then it should be entitled to pay the interest without withholding or deduction for or on account of UK tax so long as the interest is paid by it in the ordinary course of its business, within the meaning of section 349 of the Taxes Act.

Subject to the following comments, in all other cases payments of interest will be made after deduction of UK tax at a rate, which is currently 20%. Certain holders may be entitled to payments of interest free from deduction (or at a reduced rate of deduction) under a direction from HM Revenue & Customs, made pursuant to an application in respect of such relief as may be available under an applicable double taxation treaty.

Exhibit 2.1H

Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due September 2007

February 27, 2006

Please see attached.

Final Terms dated 27 February 2006



Crédit Agricole S.A.
acting through its London branch

Euro 25,000,000,000

Euro Medium Term Note Programme

SERIES NO: 130
TRANCHE NO: 1

EUR 100,000,000 Floating Rate Notes due September 2007 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Citigroup Global Markets Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005 and 20 February 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	130
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000
7	(i)	Issue Date:	1 March 2006
	(ii)	Interest Commencement Date	Issue Date
8	Maturity Date:		Interest Payment Date falling in or nearest to 3 September 2007
9	Interest Basis:		Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/ Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005

14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	3 March, 3 June, 3 September and 3 December in each year from and including 3 June 2006 (long first coupon) up to and including 3 September 2007; each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii)
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	Applicable
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11.00 a.m. Brussels time
	— Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Moneyline Telerate 248 page
	— Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	— Relevant Financial Centre:	Euro-zone
	— Benchmark:	3-month EURIBOR except for the first Interest Period from and including 1 March 2006 to but excluding 3 June 2006 (long first coupon) for

which the Benchmark will be the linear interpolation of 3 month and 4 month EURIBOR

"**3-month EURIBOR**" means the rate for deposits in EUR for a period of three months as quoted on the Moneyline Telerate 248 page as of 11.00 a.m., Brussels time on the Interest Determination Date.

"**4-month EURIBOR**" means the rate for deposits in EUR for a period of three months as quoted on the Moneyline Telerate 248 page as of 11.00 a.m., Brussels time on the Interest Determination Date.

	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Not Applicable
	(viii) ISDA Determination:	Not Applicable
	— Floating Rate Option:	Not Applicable
	— Designated Maturity:	Not Applicable
	— Reset Date:	Not Applicable
	(ix) Margin(s):	Minus 0.035 per cent. per annum
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in it sole and absolute discretion taking into consideration all available information that in good faith it deems relevant.
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable

19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London The first sentence of Condition 7(h) shall be deemed deleted and replaced with the following: "If any date for payment in respect of any Note or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or delayed payment".

26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Condition 13 applies
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
34	Additional selling restrictions:	Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 25,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer



Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on 1 March 2006 with effect from such date
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable
(iv)	Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 RATINGS

Ratings: Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE/OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "Use of Proceeds" section of the Base Prospectus
(ii)	Estimated net proceeds:	EUR 100,000,000
(iii)	Estimated total expenses:	Not Applicable

7 Fixed Rate Notes only – YIELD

Indication of yield: Not Applicable

8 Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Not Applicable

9 Dual Currency Notes only – PERFORMANCE OF RATES OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered/admitted to trading

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer:	Not Applicable
Name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent):	Not Applicable
Names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements:	Not Applicable
When the underwriting agreement has been or will be reached:	Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code:	XS0245506646
Common Code:	024550664
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1I

Final Terms relating to the issuance of EUR 30,000,000 Automatic Redeemable Index Linked Interest Notes

February 27, 2006

Please see attached.

Final Terms dated February 27, 2006



Crédit Agricole S.A.
Euro 25,000,000,000
Euro Medium Term Note Programme

SERIES NO: 131
TRANCHE NO: 1
Issue of EUR 30,000,000 Automatic Redeemable Index Linked Interest Notes
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 30 September 2005 and the supplements to the Base Prospectus dated 23 November 2005 and 20 February 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London Branch
2	(i) Series Number:	131
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro (EURO)
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 30,000,000
	(ii) Tranche:	EUR 30,000,000
5	Issue Price:	100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	March 1, 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	The earlier of (i) March 1, 2021 and (ii) the Automatic Early Redemption Date (as defined in item 18(i), both subject to adjustment in accordance with the Business Day Convention.
9	Interest Basis:	For each Interest Period from and including March 1, 2006 to but excluding March 1, 2011: Floating Rate For each Interest Period from and including March 1, 2011 to but excluding the Maturity Date: Index Linked Interest (further particulars specified below)

10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	See item 9 above
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 1 June 2005
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period from and including the Interest Commencement Date to but excluding March 1, 2006, and each period thereafter from and including a Specified Interest Payment Dates to but excluding the next a Specified Interest Payment Dates
	(ii) Specified Interest Payment Dates:	Annually every March 1 in each year starting on March 1, 2007 and ending on March 1, 2011 subject to adjustment in accordance with the Business Day Convention.
	(iii) Business Day Convention:	Following Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	CALYON
	(vii) Screen Rate Determination: (Condition 5(b)(iii)(B))	
	— Relevant Time:	Not Applicable
	— Interest Determination Date:	Not Applicable
	— Primary Source for	Not Applicable

		Floating Rate:	
	—·	Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
	—·	Relevant Financial Centre:	Not Applicable
	—·	Benchmark:	Not Applicable
	—·	Representative Amount:	Not Applicable
	—·	Effective Date:	Not Applicable
	—·	Specified Duration:	Not Applicable
	(viii)	ISDA Determination:	
	—·	Floating Rate Option:	EUR-EURIBOR-Telerate
	—·	Designated Maturity:	12 months
	—·	Reset Date:	Firts day of the Interest Period
	(ix)	Margin(s):	+ 1.09 per cent per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	30/360, unadjusted
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Applicable
	(i)	Index/Formula/other variable:	For each Interest Period from and including March 1, 2011 to but excluding the Maturity Date, or the Automatic Early Redemption Date (as defined below) as the case may be, the Notes will bear interest payable in amounts determined in accordance with the provisions set out below: **Specified Denomination x [4.50 x (EUR 10 years CMS - EUR 2 years CMS)] x Day Count Fraction**

For the avoidance of doubt the last Interest Amount will be payable on the Maturity Date or on the Automatic Early Redemption Date in case of the occurrence of an Early Redemption Event.

An **Early Redemption Event** shall occur in respect of a Specified Interest Payment Date if the sum of all Interest Amounts per Specified Denomination paid from March 1, 2012 (included) reach or exceed the **Trigger Level** (as defined below). In such case, the Notes will be redeemed automatically at par on this specific Specified Interest Payment Date (the "**Automatic Early Redemption Date**") and a full coupon will be paid.

If on the Maturity Date the sum of the Interest Amounts paid up to but excluding the last Specified Interest Payment Date is less than the Trigger Level, the last Interest Amount will not be adjusted in order to reach such Trigger Level. Therefore the sum of the Interest Amounts paid over the life of the Notes may be less than the Trigger Level.

The Calculation Agent shall notify the Issuer of the occurrence of an Automatic Early Redemption Event at the latest five Target Business Days after the Fixing Date relating to the Interest Period.

Where :

"Trigger Level" means 2.00% per cent. per Specified Denomination (*i.e.*: EUR 1,000).

"EUR 10 year CMS" means the annual swap rate for a euro swap transaction with a maturity of 10 years (annual, 30/360) versus EURIBOR 6 month, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Fixing Date

"EUR 2 year CMS" means the annual swap rate for a euro swap transaction with a maturity of 2 years (annual, 30/360)

versus EURIBOR 6 month, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Fixing Date

"Fixing Date" means two (2) Target Business Days prior to the beginning of each Interest Period.

"TARGET Business Days" means a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.

(ii)	Calculation Agent responsible for calculating the interest due:	CALYON
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	See item 18(i) above
(iv)	Interest Period(s):	Each Interest Period from and including March 1, 2011 to but excluding the immediately following Specified Interest Payment Date and each subsequent Interest Period from a Specified Interest Payment Date (included) to the next following Specified Interest Payment Date (excluded).
(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	If, in respect of any Fixing Date in the Interest Period, the **EUR CMS 10 years and/or the EUR CMS 2 years** do not appear on the Reuters Screen "ISDAFIX2" (or any successor) or for any other reason is unavailable or cannot be reasonably calculated, such rate will be determined by the Calculation Agent as the **"EUR-annual-Swap Rate Reference Banks"** (as defined in the 2000 ISDA Definitions) had been specified as the applicable rate for which:

			"Reset Date" shall be replaced by "the last day of the Interest Period", **"on the day that is two TARGET Settlement Days preceding that Reset Date"** shall be replaced by "on the Fixing Date", **"Designated Maturity"** means ten (10) years and/or two (2) years as the case maybe, and **"Representative Amount"** means the "Aggregate Nominal Amount".
	(vi)	Interest or calculation period(s):	Not Applicable
	(vii)	Specified Interest Payment Dates:	Every March 1 in each year starting on and including March 1, 2012 and ending on and including the Maturity Date or the Automatic Early Redemption Date, as the case may be.
	(viii)	Business Day Convention:	Following Business Day Convention
	(ix)	Business Centre(s):	TARGET
	(x)	Minimum Interest Rate:	0.00 per cent per annum
	(xi)	Maximum Interest Rate:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	30/360, unadjusted
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR 50,000 per Note of EUR 50,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:		Not Applicable
	(i)	Index/Formula/variable:	Not Applicable
	(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Not Applicable
	(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index	Not Applicable

		and/or Formula and/or other variable:	
	(iv)	Determination Date(s):	Not Applicable
	(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Not Applicable
	(vi)	Payment Date:	Not Applicable
	(vii)	Minimum Final Redemption Amount:	Not Applicable
	(viii)	Maximum Final Redemption Amount:	Not Applicable
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable

27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Other final terms:	See Appendix 1 hereto with respect to withholding tax on payments of interests on the Notes.

DISTRIBUTION

32	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name and address of Dealer:		CALYON
34	Additional selling restrictions:		Not Applicable

GENERAL

35	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms



Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING

Not Applicable

3 RATINGS

Ratings: Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES*

Not Applicable

7 Fixed Rate Notes only – YIELD

Not Applicable

8 Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

Details of historic of the **EUR 10 years CMS** and/or the **EUR 2 years CMS** rates can be obtained from Reuters

9 Dual Currency Notes only – PERFORMANCE OF RATE OF EXCHANGE

Not Applicable

10 Derivatives only – Other Information concerning the Securities to be offered

Not Applicable

11 Terms and Conditions of the Offer

Not Applicable

12 Placing and Underwriting

Not Applicable

13 OPERATIONAL INFORMATION

ISIN Code: XS0245559256

Common Code: 24555925

Depositaries:

(i)	Euroclear France to act as Central Depositary	No
(ii)	Common Depositary for Euroclear and Clearstream Luxembourg	Yes

Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX 1

(This Appendix 1 forms part of the Final Terms to which it is attached)

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom tax law and HM Revenue & Customs practice. They only apply to persons who are beneficial holders of the Notes. The comments below do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of person such as dealers. Any holders of Notes who are in doubt as to their own tax position should consult their professional adviser.

Withholding tax on payments of interest

References to "interest" in this section mean interest as understood in UK tax law. The statements do not take account of any different definitions of interest that may prevail under any other law.

Payments of interest on the Notes will not be subject to withholding or deduction for or on account of UK tax so long as the Notes carry a right to interest and are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the UK Income and Corporation Taxes Act 1988 (the "Taxes Act") (which includes the Luxembourg Stock Exchange).

Even if the Notes ceased to be listed on a recognised stock exchange, provided the Issuer remains a bank within the meaning of section 840A of the Taxes Act, then it should be entitled to pay the interest without withholding or deduction for or on account of UK tax so long as the interest is paid by it in the ordinary course of its business, within the meaning of section 349 of the Taxes Act.

Subject to the following comments, in all other cases payments of interest will be made after deduction of UK tax at a rate, which is currently 20%. Certain holders may be entitled to payments of interest free from deduction (or at a reduced rate of deduction) under a direction from HM Revenue & Customs, made pursuant to an application in respect of such relief as may be available under an applicable double taxation treaty.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1J

Prospectus Supplement dated November 23, 2005 to the Base Prospectus dated September 30, 2005

November 23, 2005

Please see attached.

Prospectus Supplement dated 23 November 2005 to the Base Prospectus dated 30 September 2005 and approved by the CSSF on 30 September 2005



Crédit Agricole S.A.

including acting through its London Branch

(Incorporated with limited liability in the Republic of France)

Euro 25,000,000,000

Euro Medium Term Note Programme

Crédit Agricole S.A. (the "**Issuer**") may, subject to compliance with all relevant laws, regulations and directives, from time to time issue outside the Republic of France Euro Medium Term Notes (the "**Notes**") denominated in any currency (including euro) under its Euro 25,000,000,000 Euro Medium Term Note Programme initially established on 21st April 1999 (as amended, supplemented and restated from time to time, the "**Programme**"). The Issuer may act through its London branch for the purpose of issuing the Notes. The aggregate nominal amount of Notes outstanding (including those issued through the Issuer's London Branch) will not at any time exceed Euro 25,000,000,000 (or the equivalent in other currencies).

The Issuer has prepared this Prospectus Supplement to the Issuer's Base Prospectus dated 30 September, 2005 relating to the Programme (the "**Base Prospectus**") pursuant to article 16 of the Directive 2003/71/EC (the "**Prospectus Directive**").

This Prospectus Supplement is supplemental to, and should be read in conjunction with, the Base Prospectus. Terms defined in the Base Prospectus shall have the same meaning when used in this Prospectus Supplement. It is further specified that:

1) All references to "Crédit Agricole Investor Services Bank Luxembourg" in the Base Prospectus should be read as "CACEIS Bank Luxembourg";

2) All references to "39 Allée Scheffer, L-2520 Luxembourg" in the Base Prospectus should be read as "5 Allée Scheffer, L-2520 Luxembourg".

This Prospectus Supplement, the Base Prospectus, the documents incorporated by reference in the Prospectus Supplement and the Base Prospectus, and the Final Terms of issues listed on the regulated market of the Luxembourg Stock Exchange are published on the website of the Luxembourg Stock Exchange (www.bourse.lu).

Arranger

Merrill Lynch International

Dealers

Barclays Capital
Citigroup
Dresdner Kleinwort Wasserstein
JPMorgan
Merrill Lynch International
Nomura International
UBS Investment Bank

CALYON Corporate and Investment Bank
Credit Suisse First Boston
Goldman Sachs International
Lehman Brothers
Morgan Stanley
The Royal Bank of Scotland

TABLE OF CONTENTS

RESPONSIBILITY STATEMENT

This Prospectus Supplement has been prepared for the purpose of giving additional information with regard to the Issuer. The Issuer (whose registered office appears on page 58 of this document), having taken all reasonable care to ensure that such is the case, confirms that the information contained in this Prospectus Supplement is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect the import of the Base Prospectus and this Prospectus Supplement.

INCORPORATION BY REFERENCE

This Prospectus Supplement should be read and construed in conjunction with the update A.05 dated 15 September 2005 ("**A.05**") to the Shelf-registration Document D.05-0233 dated 17 March 2005, which has been filed simultaneously with this Prospectus Supplement with the Luxembourg competent authority for the purpose of the Prospectus Directive and the relevant implementing measures in the Grand Duchy of Luxembourg, and is hereby incorporated by reference herein and forms part of this Prospectus Supplement; save that (A) the report of the statutory auditors on pages 118 and 119 of A.05 and any reference thereto and the report of Mr. Georges Pauget, *Directeur général* of the Issuer on page 4 of A.05, shall not be deemed incorporated herein and (B) any statement contained in the A.05 shall be deemed to be modified or superseded for the purpose of the Base Prospectus to the extent that a statement contained in this Prospectus Supplement modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

The A.05 will be available on the website of the Luxembourg Stock Exchange (www.bourse.lu). For Luxembourg Stock Exchange purposes, the A.05 will also be available free of charge to the public at the premises of the Paying Agent in Luxembourg.

UPDATED CROSS-REFERENCE TABLE

The following table cross-references the pages of (i) the documents incorporated by reference in the Base Prospectus, (ii) the documents incorporated by reference in this Prospectus Supplement and (iii) this Prospectus Supplement, with the main heading required under Annex IX of the Commission regulation No 809/2004 implementing the Prospectus Directive. Terms defined in the "Documents Incorporated by Reference" section of the Base Prospectus shall have the same meaning when used below.

ANNEX IX	Page no. in the Documents Incorporated by Reference
1. Persons responsible	
1.1. Persons responsible for the information	p. 200 SRD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 3 A.04, p. 4 A.05
1.2. Statements by the persons responsible	p. 200 SRD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 3 A.04
2. Statutory auditors	
2.1. Names and addresses of the issuer's auditors (together with their membership of a professional body)	p. 200 SRD, p. 2 A.01, p. 3-4 A.02, p. 3-4 A.03, p. 4 A.04, p. 4 A.05,
2.2. Change of situation of the auditors	p. 200 SRD, p. 2 A.01, p. 3-4 A.02, p. 3-4 A.03, p. 4 A.04, p. 4 A.05
3. Risk Factors	p. 60-75 SRD, p. 23-27 A.05
4. Information about the issuer	
4.1. History and development of the issuer	
4.1.1. Legal and commercial name	p. 182 SRD
4.1.2. Place of registration and registration number	p. 182 SRD
4.1.3. Date of incorporation and length of life	p. 182 SRD
4.1.4. Domicile, legal form, legislation, country of incorporation, address and telephone number	p. 182 SRD, last pages of SRD, A.01, A.02, A.03, A.04 and A.05
4.1.5. Recent events particular to the issuer which are to a material extent relevant to the evaluation of the issuer's solvency	p. 7-146 A.05, p. 8-53 of the "Recent Developments" section of the Prospectus Supplement
5. Business overview	
5.1. Principal activities	
5.1.1. Description of the issuer's principal activities	p. 16-25 SRD, p. 12-20 A.05
5.1.2. Competitive position	p. 16-25 SRD

ANNEX IX	Page no. in the Documents Incorporated by Reference
6. Organizational structure	
6.1. Description of the group and of the issuer's position within it	p. 14-15, 108-110 SRD, p. 6-7 A.01, p. 9-11 A.04
6.2. Dependence relationships within the group	p. 9 A.04
7. Trend information	
7.1. Statement of no material adverse change	p. 11 A.04
8. Profit forecasts or estimates	N/A
8.1. Principal assumptions	
8.2. Statement by independent accountants or auditors	
8.3. Comparable with historical financial information	
9. Administrative, management and supervisory bodies	
9.1. Information concerning the administrative and management bodies	p. 99-102 SRD, p. 11-27 A.04, p. 21-24 A.05, p. 54-57 of the "Recent developments" section of the Prospectus Supplement
9.2. Conflicts of interest	p. 86 SRD, p. 28 A.04, p. 21-24 A.05
10. Major shareholders	
10.1. Information concerning control	p. 8, 86, 185 SRD, p. 29 A.04, p. 20 A.05
10.2. Description of arrangements which may result in a change of control	N/A
11. Financial information concerning the issuer's assets and liabilities, financial position, and profits and losses	
11.1. Historical financial information	p. 103-167, 169-180 SRD, p. 51-115 A.01, p. 6-35 A.02, Financial statements 2003
11.2. Financial statements	p. 103-167 SRD, p. 51-115 A.01
11.3. Auditing of historical annual financial information	
11.3.1. Statement of audit of the historical financial information	p. 166-167, 179-180 SRD, p. 114-115 A.01, Financial statements 2003
11.3.2. Other audited information	N/A
11.3.3. Unaudited data	N/A
11.4. Age of latest financial information	31 December 2004

ANNEX IX	Page no. in the Documents Incorporated by Reference
11.5. Legal and arbitration proceedings	p. 73-75 SRD, p. 30 A.04, p. 26 of A.05
11.6. Significant change in the issuer's financial or trading position	p. 108-109, 189-190 SRD, p. 33 A.04
12. Material contracts	N/A
13. Third party information and statement by experts and declarations of any interest	
13.1. Information concerning the experts	
13.2. Information concerning the third party	p. 182 SRD, p. 33 A.04
14. Documents on display	

RECENT DEVELOPMENTS

1. FINANCIAL STATEMENTS OF THE ISSUER FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005

1.1 Results for the nine months to September 2005 *(press release 16 November, 2005)*

Crédit Agricole S.A. achieved an excellent performance in the first nine months of the year. **Net income (Group share)** came to €2,885 million, an increase of 40.0% compared with the same period of 2004, confirming the positive trend of the first half.

This performance reflects solid growth in **gross operating income** (+19.4%), a continued low level of risk-related costs and a significant increase (+31.9%) in the contribution from equity affiliates. Each business line contributed to the growth of income.

During the third quarter, major commercial and marketing initiatives were undertaken :

- Credit Lyonnais unveiled a new positioning, with a new logo and a new brand "LCL", to be more in line with its current and future customer's expectations ;
- Implementation of a new concept: "a lasting relationship" between customers and the Regional Banks, which is part of their business development strategy announced in autumn of 2004.

Two major innovative marketing campaigns were launched to promote the new positioning of the two retail networks of the group ; the initial results of which have proved very promising.

- the creation of **Crédit Agricole Structured Asset Management** (**CASAM**), which combines the expertise of CAAM and Calyon in structured products, alternative investment and exchange traded funds. With €33 billion in assets under management through 430 funds, CASAM is already a leading player in this market particularly in France and in Japan.
- the creation of **Crédit Agricole -Caisse d'Epargne Investor Services (CACEIS)** puts the group amongst the leading institutions for investor services: n°3 in Europe, n°1 custodian bank and fund administrator in France.

Third-quarter results were excellent, with **gross operating income** up 39.7% and **net income (Group share)** up 59.4% compared with the third quarter of 2004, which was a favorable base for comparison. Despite the usual unfavourable seasonal effects, the third quarter accounted for a third of the first nine month earnings, confirming the positive trend of previous quarters and strong growth across all businesses linked to retail banking, asset gathering and corporate and investment banking.

After the Board meeting, Georges Pauget, Chief Executive Officer, highlighted *"the quality of third quarter results, which consolidate on the trend of the first half."* He added: *"based on its solid foundations, Crédit Agricole S.A. will move forward with confidence and launch a plan which will reflect the Group's overall growth ambitions."*

René Carron, Chairman, commented *"Crédit Agricole S.A.'s excellent performance since the beginning of the year demonstrates our ability to achieve sustainable, profitable growth, which was the key objective we set at the time of our initial public offering."*

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) for the first nine months of 2005 came to €2,885 million, an increase of 40.0% compared with the same period of 2004[1]. Excluding integration-related costs, net income was up 33.4% to €2,997 million.

Gross operating income rose by 19.4% to €3,319 million, driven by two factors:

- **net banking income** up 9.6% to €10,011 million resulting from strong business momentum and re-established growth dynamics across all business lines;
- **operating expenses** contained to €6,692 million, an increase of 5.4% due to organic growth across all business lines, partly offset by synergy effects.

Consequently, the **cost/income ratio** improved by 2.8 percentage points compared with the first nine months of 2004, falling to 66.8%.

Risk-related costs came to €438 million in a continued favourable risk environment, an increase of 4.8% compared with the same period of 2004.

The contribution from equity affiliates rose by 31.9% to €1,140 million. This robust growth was driven by the Regional Banks, which increased their contribution by 15.9%, and by international retail banking, with a 41.2% increase (compared to 9M-04), principally from Banca Intesa.

Pre-tax income totalled €4,061 million, an increase of 23.8% compared with the same period of 2004. **Integration-related costs** recognised in the first nine months came to €172 million, a sharp reduction of €100 million compared with the same period of 2004.

Synergies achieved (€620 million for the full year 2005 as of 30 September 2005) are in line with this year's targets.

Net income (Group share) before integration-related costs came to €2,997 million, giving an annualised ROE of 15.8%.

During the third quarter of 2005, business was very dynamic in all divisions, generating strong growth of income compared to the same period of last year particularly in asset management and in corporate and investment banking, which benefited as well from a favourable base effect. **Net income (Group share) for the third quarter of 2005** amounted to €1,020 million, an increase of 59.4% on the third quarter of 2004, confirming the excellent trend of the first half. This performance was driven by strong growth in **gross operating income,** which rose by 39.7% compared with the third quarter of 2004 to €1,088 million. Risk-related costs were up but remain very low. The **contribution from equity affiliates** rose by 41.5%, due mainly to an excellent performance from Banca Intesa.
During the quarter, a capital gain linked with the establishment of CACEIS €88 million) and a goodwill depreciation (€83 million) relating to EFL and Finaref Nordic were recorded as a result of changes in their economic environment.

---

1 For more meaningful comparisons, figures for the first nine months of 2004 have been restated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. They have not been audited.

In € millions	Q3-04*	Q3-05	Change Q3/Q3*	9m-04*	9m-05	Change 9m/9m*
Net banking income	**2,858**	**3,317**	**+16.1%**	**9,132**	**10,011**	**+9.6%**
Operating expenses	(2,079)	(2,229)	+7.2.%	(6,352)	(6,692)	+5.4%
Gross operating income	**779**	**1 088**	**+39.7%**	**2,780**	**3,319**	**+19.4%**
Risk-related costs	(109)	(177)	+62.4%	(418)	(438)	+4.8%
Contribution from equity affiliates	284	402	+41.5%	864	1,140	+31.9%
Net gain/(loss) on disposal of other assets	82	21	(74.4%)	53	40	(24.5%)
Pre-tax income on ordinary activities	**1,036**	**1,334**	**+28.8%**	**3,279**	**4,061**	**+23.8%**
Integration-related costs	(108)	(28)	(74.1%)	(272)	(172)	(36.8%)
Net income	**713**	**1,111**	**+55.8%**	**2,290**	**3,153**	**+37.7%**
Net income (Group share)	**640**	**1,020**	**+59.4%**	**2,060**	**2,885**	**+40.0%**
Net income (Group share) before integration-related costs	**712**	**1,034**	**+45.2%**	**2,247**	**2,997**	**+33.4%**
Cost/income ratio	**72.7%**	**67.2%**	**(5.5 pts)**	**69.6%**	**66.8%**	**(2.8 pts)**
ROE					**15.8%**	

* 2004 figures are estimates in accordance with IFRS, including IAS 32, IAS 39 and IFRS 4, and have not been audited.

FINANCIAL POSITION

Total equity (Group share) amounted to €29.4 billion at end September 2005 compared with €27.7 billion at end June 2005.

Risk-weighted assets increased by 4.9% versus June 2005 tot €247.5 billion.

With a respective 8.2% and 7.8%, the overall solvency ratio and the Tier One ratio were unchanged at 30 September 2005 compared to 30 June 2005.

RESULTS BY BUSINESS LINE

In the first nine months of 2005, Crédit Agricole S.A.'s six business lines' contribution to pre-tax income was up 36.0%, with a significant increase in contribution from asset management, insurance and private banking, and corporate and investment banking.

Annualised ROE was up sharply to 19.7%.

1. French retail banking – Crédit Agricole Regional banks

In line with first half trends, business momentum was robust during the third quarter, and reflected strong growth in new lending and new inflows as well as in terms of outstandings. Various commercial successes contributed to this growth, such as the Regional Banks' active participation in the Gaz de France IPO (over 25% market share), innovative offerings in mortgage loans to meet client needs, and in services, sharp growth in premium payment cards.

At the end of September, an innovative new advertising campaign was launched around the theme "a lasting relationship". This campaign forms part of the market share and business development strategy introduced by the Regional Banks at the end of 2004.

Total customer assets rose by €31.9 billion over one year to reach €444.3 billion, an increase of 7.7%. Growth in deposits was driven by sight deposits (+ 5.0%) and passbook accounts (+ 6.9%), although growth in passbook accounts was held back by the cut in government-controlled interest rates introduced in August.

In a more favourable market environment, customer investments grew by over 12%, supported by mutual funds and securities placed and held by clients of the Regional Banks, which were up 14.6% and 11.7% respectively over one year. Life insurance inflows remained as strong as ever, with in-force business rising by 11.6% over one year.

Lending activities were buoyant, with sustained growth in new medium and long-term loans (+ 13.3% compared with the first nine months of 2004) and more particularly mortgage loans where new lending was up 19.4% year-on-year. At end September 2005, total loans outstanding rose by 9.6% to €258.9 billion, an acceleration in growth compared with the previous year. All lending activities contributed to this growth, with a particular increase in mortgage loans (+ 13.9%), an excellent performance in SME loans (+ 10.8%) and local authority loans (+ 9%).

For the first nine months of 2005, **the Regional Banks'** contribution to Crédit Agricole S.A.'s consolidated net income rose by 15.9% to €578 million. This growth reflects continued strong business momentum, good cost discipline and an all-time low in risk-related costs.

In € millions	Q3-05	Change Q3/Q3	Change Q3/Q2	9m-05	Change 9m/9m
Net income accounted for at equity (at 25%)	**209**	**+23.1%**	**+24.8%**	**529**	**+16.6%**
Change in share of reserves	-	n.m.	n.m.	124	+18.1%
Contribution of equity affiliates	209	+14.0%	+1.0%	653	+16.9%
Tax*	**(4)**	**n.m.**	**(71.3%)**	**(75)**	**+25.5%**
Net income	**205**	**+11.6%**	**+6.6%**	**578**	**+15.9%**

* Tax impact of dividends received from the Regional Banks.

In the first nine months of 2005, the Regional Banks' **aggregate net banking income** amounted to €9.028 billion, an increase of 6.3% compared with the same period of 2004. Adjusted for dividends received from Crédit Agricole S.A., net banking income was up 4.6%. Thanks to tight cost control (+ 2.6%), **the cost/income ratio** fell by 1.1 percentage points to 58.0%. **Gross operating income** came to €3.557 billion, an increase of 7.6% compared to the same period last year.

The cost of credit risk fell to an all-time low of 17 bp, while doubtful loans decreased to 3.2% of total loans outstanding compared with 3.7% last year, while provision cover improved to 72.5%.

Aggregate net income accounted for at equity at 25% increased by 16.6% to €529 million, with the contribution to Crédit Agricole S.A.'s consolidated income up 15.9% at €578 million, after tax paid by Crédit Agricole S.A. on dividends received from the Regional Banks.

Annualised ROE stood at 20.9%.

In the third quarter of 2005, gross operating income came to €1,186 million, an increase of 7.8% compared with the third quarter of 2004. This excellent performance was due to a 5.2% increase in net banking income coupled with a limited rise in operating costs (+3.3%).
The contribution to Crédit Agricole S.A.'s **net income** was €205 million, an increase of 11.6% compared with the same period of 2004 and a 6.6% increase on the second quarter of 2005.

2. French retail banking - LCL

LCL's business momentum remained strong in the third quarter. A further eight new branches were opened in the three months and a campaign to promote the new brand name was successfully launched at the end of the summer, the initial results of which have proved promising.

Deposits rose sharply in the third quarter due to some innovative commercial offerings, including the "twice as much interest" campaign for passbook accounts and the 'Cerise' passbook. Customer investments were also strong, driven by the Gaz de France IPO (market share 13%) and the launch of

new mutual funds which boosted net inflows. At end September 2005, **total customer assets** were up 6.9% with strong growth in passbook deposits (+ 19.3%) and a continued good performance in life insurance, with in-force business up 10.2% year-on-year.

In line with trends since the beginning of the year, lending activity picked up speed in the third quarter, with strong growth in new mortgage lending and continued sustained growth in medium and long-term SME loans (+ 50.0% compared with the first nine months of 2004.
The **total loan book** rose by 8.9% to €52 billion at 30 September 2005, with a substantial increase in the mortgage book (+ 12.1% year-on-year), and lending to corporates and small businesses (+ 6.7% and + 5.5% respectively).

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**854**	**+2.4%**	**(5.1%)**	**2,591**	**+2.4%**
Operating expenses	(613)	+0.7%	(0.2%)	(1,853)	+0.2%
Gross operating income	**241**	**+7.0%**	**(15.7%)**	**738**	**+8.4%**
Risk-related costs	(18)	(47.2%)	(42.1%)	(90)	(20.4%)
Pre-tax income on ordinary activities	**224**	**+16.6%**	**(12.5%)**	**648**	**+14.1%**
Income tax	(67)	+22.0%	(12.6%)	(195)	+14.1%
Net income	**157**	**+14.4%**	**(12.5%)**	**454**	**+14.1%**
Cost/income ratio	**71.7%**	**(1.2 pt)**	**+3.5 pts**	**71.5%**	**(1.6 pt)**
Allocated capital (€bn)				**2.4**	
ROE				**25.8%**	

* 2004 figures on a like-for-like basis

In the first nine months of the year, **gross operating income** rose by 8.4%, with **net banking income** up 2.4% driven by 4.9% growth in fee income, largely on insurance business (+7.9%) and securities (+8.8%). **Operating expenses** rose by only 0.2% despite a rise in marketing expenditure as part of LCL's business plan.

The **cost/income ratio** therefore improved by 1.6 percentage point over the period to 71.5%.

Risk-related costs were down 20.4% to €90 million compared with the first nine months of 2004. The cost of risk (including collective provisions) as a percentage of risk-weighted assets stood at 31 basis points versus 45 basis points in 2004. Provision cover strengthened further to 81.5%.

Net income came to €454 million, an increase of 14.1% compared with the same period of 2004, giving an annualised **ROE** of 25.8%.

In the third quarter of 2005, **gross operating income** rose by 7.0%, with **net banking income** up 2.4% thanks to strong growth in fee income (+ 6.2%) driven chiefly by a good momentum in sales of insurance products and securities. Despite the launch of the new "LCL" brand name, growth in **operating expenses** was contained to just 0.7% compared with the third quarter of 2004. **Risk-related costs** were down 47.2% to €18 million, chiefly due to a net provision reversal in the corporate market. **Net income** stood at €157 million, an increase of 14.4% on the third quarter of 2004.

3. Specialised financial services

Specialised financial services continued to benefit from strong growth in international consumer finance activities, driven by increased business with existing partners and the continued search for new ones.

At end September 2005, **the consumer credit book** amounted to €35.4 billion, an increase of 17.2% compared with end September 2004. This growth stemmed from acceleration in new financing, which was up 18.8% year-on-year, largely thanks to foreign subsidiaries (+ 46%). The main contributors were Agos Itafinco (partnership with Banca Intesa), Credicom, Wafasalaf and Creditplus. All in all, international consumer credit outstandings rose by 45.7% year-on-year. In France where new business rose by 6.7%, growth was underpinned by increased cooperation with the Regional Banks (+ 27.6% year-on-year) with strong demand for OPEN and TEMA products, and with LCL (+ 12.2% year-on-year).

In a sluggish economic environment, **lease finance** continued to consolidate its performance, with 5.5% growth in new financing. Total outstandings amounted to €12.5 billion at end September 2005.

At the end of the third quarter, the two factoring subsidiaries, Eurofactor and Transfact, merged to create the largest factoring company in France with 24% market share. The new entity is called Eurofactor. **The factoring business** continued to perform well, with factored receivables up 13.6% compared with the first 9 months of 2004 to €22.3 billion. Growth was even stronger in the international markets, at 26.8%.

In € millions	Q3-05	Change Q3/Q3	Change Q3/Q2	9m-05	Change 9m/9m
Net banking income	**601**	**+8.8%**	**+1.2%**	**1,798**	**+6.8%**
Operating expenses	(317)	+8.0%	+3.0%	(950)	+7.2%
Gross operating income	**284**	**+9.6%**	**(0.7%)**	**848**	**+6.5%**
Risk-related costs	(96)	+16.6%	+11.8%	(278)	+2.8%
Equity affiliates	1	n.m.	-	3	-
Net income on other assets	(83)	n.m.	n.m.	(83)	n.m.
Pre-tax income on ordinary activities	**106**	**(39.7%)**	**(47.2%)**	**490**	**(5.0%)**
Tax	(59)	+18.6%	(18.7%)	(188)	+10.8%
Net income before integration-related costs	**47**	**(62.5%)**	**(63.1%)**	**302**	**(12.9%)**
Net income before integration-related costs and depreciation on goodwills	**130**	**+3.2%**	**+1.4%**	**385**	**+9.2%**
Cost/income ratio	**52.8%**	**(0.4pt)**	**+0.9pt**	**52.8.%**	**+0.1pt**
Allocated capital (€bn)				**2.2**	
ROE				**23.2 %***	

* excluding depreciation on goodwills

In the first nine months of 2005, **net banking income** for the segment as a whole came to €1,798 million, an increase of 6.8% compared with the same period of 2004. Operating expenses were up 7.2% due to growth in the international consumer credit business. Consequently, **gross operating income** rose by 6.5% to €848 million.
Risk-related costs rose moderately by 2.8%. **Net income before integration-related costs and goodwill depreciation** amounted to €385 million, an increase of 9.2% compared with the same period of 2004. Annualised ROE stood at 23.2%.

Business dynamics remained brisk during Q3-05, supported by new product launches in consumer credit and by the signing of new partnership agreements.
In the **third quarter of 2005, gross operating income** amounted to €284 million, an increase of 9.6% compared with the third quarter of 2004. This was mainly due to **net banking income** growing faster than operating expenses (8.8% versus 8.0%), driven by strong growth in international business. After risk-related costs, **net income before integration-related costs and goodwill depreciation** was up 3.2% compared with the third quarter of 2004.

4. Asset Management, Insurance and Private

Asset management and insurance continued to perform exceptionally well while building first-class positions in their business areas in particular in the third quarter. This was reflected in the creation of **Crédit Agricole Structured Asset Management (CASAM)** on 1 September, which combines the expertise of CAAM and Calyon in structured products, alternative investment and exchange traded funds. CASAM is a leading player in the market with 430 funds and €33 billion in assets under management. The creation of **Crédit Agricole-Caisse d'Epargne Investor Services (CACEIS)** has strengthened the group's position in investor services. It is now number three in Europe, number one custodian bank and fund administrator in France, and number four fund administrator in Luxembourg.

Asset under management for the segment as a whole rose by 21.7% to €485.5 billion (excluding double counting) at end September 2005, driven by brisk new inflows in both asset management and life insurance, coupled with a recovery in the markets.

In **Asset management,** assets under management rose by more than €78 billion to reach €416.4 billion, a year-on-year increase of 22.4%. In the first nine months of the year, net inflows came to more than €29 billion and market effect contributed a further €33.1 billion to assets under management. New business came mainly from bonds, alternative investments and structured products. Since the beginning of the year, the international subsidiaries have contributed 38% of net inflows, reflecting the segment's robust growth model. CAAM continued to innovate during the third quarter, launching a number of new funds (Egeris for the LCL network, Selecta for the Regional Banks and Dynamo for institutional investors ...).

Private banking assets under management amounted to €77.4 billion, an increase of 14% over the first nine months of the year, chiefly due to a general upturn in the financial markets, a change in scope coupled with growth in net inflows, particularly in France with BGPI and in Monaco.

As in previous quarters, **life insurance** posted buoyant business volumes. Premium income for the first nine months of 2005 was in line with the market, with growth of 13.1% to €13.6 billion, driven largely by new unit-linked business. Assets under management reached €139.7 billion, representing a year-on-year increase of 11%.

Property & casualty insurance posted further strong growth, with an 18.9% increase in premium income and 1.4 million new policies written since the beginning of the year.

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**816**	**+21.7%**	**+8.7%**	**2,345**	**+14.1%**
Operating expenses	(342)	(3.0%)	(2.3%)	(1,030)	+1.6%
Gross operating income	**474**	**+49.2%**	**+18.2%**	**1,315**	**+26.4%**
Risk-related costs	4	(41.2%)	+11.1%	8	n.m.
Equity affiliates	8	n.m.	X2.1	21	X6.1
Net gain/(loss) on disposal of other assets	-	-	-	(2)	n.m.
Pre-tax income on ordinary activities	**486**	**+49.9%**	**+19.4%**	**1,342**	**+29.2%**
Tax	(176)	+64.5%	+56.3%	(447)	+30.0%
Net income before integration-related costs	**310**	**+42.7%**	**+5.3%**	**895**	**+28.7%**
Cost/income ratio	**41.9%**	**(10.7pts)**	**(4.7pts)**	**43.9%**	**(5.5pts)**
Allocated capital (€bn)				**6.1**	
ROE				**19.6%**	

* 2004 data on a like-for-like basis

In the first nine months of 2005, **gross operating income** rose sharply by 26.4% compared with the same period of 2004, driven by the combined effect of strong growth in net banking income (+ 14.1%) and tight control over costs (+ 1.6%).

Net income before integration-related costs came to €895 million, an increase of 28.7% compared with the first nine months of 2005. Annualised ROE stood at 19.6%.

Business in the third quarter was particularly robust with €8.2 billion in net new inflows in asset management and €3.9 billion in life insurance. **Net banking income** increased 21.7% compared with the third quarter of 2004, which was a low base for comparison and up 8.7% versus the second quarter of 2005. **Operating expenses** were down 3.0% which led to a sharp increase of 49.2% (up 18.2% versus previous quarter) in **gross operating income**. **Net income before integration-related costs** came to €310 million, an increase of 42.7% compared with the third quarter of 2004.

5. Corporate and Investment Banking

During the first 9 months of 2005, the results of the Corporate and Investment Bank were sharply up (+ 55.9%) for the **net income before integration-related costs** and +50.9% for the **gross operating income**. In a well-oriented economic outlook, but in a tight margins environment, the **net banking income** increased by 17.9%, whereas the **operating expenses** rose by a modest 4.6%. Resultingly, the cost/income ratio decreased by 8.1 points to 63.0%.

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**1,107**	**+34.3%**	**(1.1%)**	**3,258**	**+17.9%**
Operating expenses	(691)	+17.3%	+0.9%	(2,053)	+4.6%
Gross operating income	**416**	**+ 76.9%**	**(4.3%)**	**1,205**	**+50.9%**
Risk-related costs	(8)	n.m.	n.m.	16	(23.8%)
Equity affiliates	34	+54.8%	+14.0%	86	+47.5%
Net gain/(loss) on disposal of other assets	14	n.m.	n.m.	17	n.m.
Pre-tax income on ordinary activities	**456**	**+67.6%**	**(3.8%)**	**1,324**	**+54.5%**
Tax	(99)	+52.5%	(8.6%)	(301)	+ 49.8%
Net income before integration-related costs	**357**	**+72.3%**	**(2.3%)**	**1, 024**	**+55.9%**
Cost/income ratio	**62.4%**	**(9.1 pts)**	**+1.3pt**	**63.0%**	**(8.1 pts)**
Allocated capital (€ bn)				**8.3**	
ROE				**16.5%**	

* 2004 data on a like-for-like basis

The third quarter of 2005 shows more acutely the very favourable trend mentioned with respect to the first 9 months of 2005, with a 72.3% increase in **net income before integration-related costs**, compared to the third quarter of 2004, which was a low performance period. This trend results from a marked increase in the **gross operating income** (+76.9%) to €416 million, generated by strong growth in net banking income (+34.3%, at a rate double that of operating expenditure).

Both financing activities and capital markets and investment banking contributed to this excellent performance.

Financing activities

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**464**	**+17.1%**	**(7.5%)**	**1,387**	**+9.3%**
Operating expenses	(202)	+3.5%	(3.9%)	(613)	(8.2%)
Gross operating income	**262**	**+30.2%**	**(10.1%)**	**774**	**+28.6%**
Risk-related costs	(8)	+60.0%	n.m.	20	+100%
Equity affiliates	33	+57.3%	+10.7%	85	+48.3%
Net gain/(loss) on disposal of other assets	-	n.m.	n.m.	1	n.m.
Pre-tax income on ordinary activities	**287**	**+32.2%**	(14.9%)	**881**	**+35.4%**
Tax	(60)	+18.6%	**(18.7%)**	(192)	+23.9%
Net income before integration-related costs	**227**	**+36.3%**	**(13.9%)**	**689**	**+39.0%**
Cost/income ratio	**43.5%**	**(5.7 pts)**	**+1.6 pt**	**44.2%**	**(8.4 pts)**
ROE				**15.7%**	

* 2004 data on a like-for-like basis

In the first nine months of 2005, **financing activities** contributed €689 million in **net income before integration-related costs**, an increase of 39% compared with the same period of 2004. The annualised ROE stood at 15.7%.

In an environment of falling margins, **net banking income** rose by 9.3% to €1,387 million (10.3% on a like-for-like basis and at constant exchange rates) due to a good performance in higher value-added activities such as structured finance (+ 21%), with brisk activity in project finance and buy-outs. **Operating expenses** were down 8.2% to €613 million. **Gross operating income** therefore came to €774 million, an increase of 28.6% (30.2% on a like-for-like basis and at constant exchange rates) while the **cost/income ratio** fell by 8.4 percentage points to 44.2%.

Risk-related costs registered a net reversal of €20 million and **the contribution from equity affiliates** (chiefly Al Saudi Al Fransi Bank) came to €85 million, an increase of 48.3% on the same period of 2004.

Despite continued strong competition in financing activities, **net banking income** for the **third quarter of 2005** grew by 17.1% compared with the same period of 2004, thanks to some excellent LBO and project finance deals. In a buoyant market, property financing also performed well. As a result of this strong business momentum and high syndication volumes outstanding at 30 September 2005, risk-weighted assets hit a temporary peak.
Operating expenses rose by a moderate 3.5% compared with the third quarter of 2004. Consequently, **gross operating income** rose by 30.2%. Against a background of continued low risk-related costs and after a sharp rise in the contribution from equity affiliates, **net income before integration-related costs** amounted to €227 million, an increase of 36.3% compared with the third quarter of 2004.

The **cost/income ratio** fell by 5.7 percentage points to 43.5%.

Capital markets and investment banking

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**643**	**+50.2%**	**+4.0%**	**1,871**	**+25.3%**
Operating expenses	(489)	+24.1%	+3.0%	(1,440)	+11.1%
Gross operating income	**154**	**X4.5**	**+7.4%**	**431**	**X2.2**
Risk-related costs	-	n.m.	n.m.	(4)	n.m.
Equity affiliates	1	-	n.m.	1	-

Net gain/(loss) on disposal of other assets	14	n.m.	n.m.	16	n.s.
Pre-tax income on ordinary activities	**169**	**X3.1**	**+23.8%**	**444**	**X2.1**
Tax	(39)	X2.7	+13.0%	(109)	X2.4
Net income before integration-related costs	**130**	**X3.2**	**+27.5%**	**335**	**X2.1**
Cost/income ratio	**76.0%**	**(16.1 pts)**	**(0.8 pt)**	**77.0%**	**(9.8 pts)**
ROE				**18.2%**	

* 2004 data on a like-for-like basis

In the first nine months of 2005, capital markets and investment banking generated **net banking income** of €1,871 million, an increase of 25.3% compared with the same period of 2004. This growth was driven primarily by a continued recovery in all activities, including capital markets (and more particularly equity derivatives), investment banking and brokerage, which achieved 18% growth compared with the first nine months of 2004. **Operating expenses** rose by 11.1% to €1,440 million, due to higher business volumes and organic growth. **Gross operating income** therefore rose 2.2 times to €431 million.

Net income before integration-related costs rose 2.1 times to €335 million, giving an annualised ROE of 18.2%.

In a generally buoyant environment, **third quarter net banking income** rose sharply, by 50.2% compared with the same period of 2004, which was a favorable base for comparison. Compared with the second quarter of 2005, which included non-recurring capital gains, revenues were up 4% while gross operating income rose by 7.4% due to several factors that reflect the segment's strong business momentum:

- A sharp rebound in activity in credit and interest rate derivatives (revenues up twofold);
- Continued growth in equity derivatives (+ 34%);
- An excellent performance in brokerage, with revenues up 10%, partly due to the Gaz de France IPO in France and abroad due to an excellent performance from CLSA, which had its best quarter ever (+ 34%);
- Growth in investment banking activities with several major new mandates in both advisory services and the primary equity market (particularly the Gaz de France offering).

Net income before integration-related costs amounted to €130 million, a quarter-on-quarter increase of 27.5% and 3.2 times higher than the third quarter of 2004.

6. International Retail Banking

International retail banking primarily consisted of the group's holdings in European banks Intesa and BES, together with Crédit Lyonnais' former African subsidiaries, the main one being Crédit du Maroc.

In the first nine months of 2005, **net income** rose by 30.9% compared with the same period of 2004, driven by the **contribution from equity affiliates,** which amounted to €344 million, an increase of 41.2%, Banca Intesa being the main contributor.

Annualised ROE stood at 21.0%.

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**76**	**+41.6%**	**(14.2%)**	**228**	**+15.1%**
Operating expenses	(67)	+81.6%	(12.0%)	(196)	+30.7%

Gross operating income	9	(46.7%)	(28.2%)	32	(33.7%)
Risk-related costs	(1)	-	(91.4%)	(13)	+51.7%
Equity affiliates	114	+56.3%	+6.4%	344	+41.2%
Net gain/(loss) on disposal of other assets	-	-	-	-	-
Pre-tax income on ordinary activities	**122**	**+32.8%**	**+9.0%**	**363**	**+28.2%**
Tax	(1)	n.m.	n.m.	(2)	n.m.
Net income	**121**	**+34.3%**	**+6.6%**	**361**	**+30.9%**
Cost/income ratio	**88.3%**	**+19.5pts**	**+2.3pts**	**86.0%**	**+10.3pts**
Allocated capital (€ bn)				**2.4**	
ROE				**21.0%**	

* 2004 data on a like-for-like basis

Net income for the third quarter of 2005 came to €121 million, an increase of 34.3% compared with the third quarter of 2004 and up 6.6% versus the previous quarter. The results of equity affiliates explained mostly the sharp increase.

7. Proprietary Asset Management and other Activities

Proprietary asset management and other activities sustained a loss of €348 million, before integration-related costs in the first nine months of 2005 versus a loss of €390 million compared to the same period of 2004.

The **net income** for the **third quarter of 2005** stood at €-73 million versus €-177 million year on year and €-138 million in the second quarter of 2005. This positive trend was achieved in spite of a shrinking **net banking income**, due to the change in value of hedging instruments moved to the trading portfolio under IFRS. It was caused by the recording of a capital gain connected to the establishment of CACEIS (€88 million) and a decrease in the group tax charge.

In € millions	Q3-05	Change Q3/Q3*	Change Q3/Q2	9m-05	Change 9m/9m*
Net banking income	**(137)**	**+78.0%**	**n.m.**	**(209)**	**X2.2**
Operating expenses	(199)	+0.5%	(10.0%)	(610)	+24.7%
Gross operating income	**(336)**	**+22.2%**	**+57.6%**	**(819)**	**+40.1%**
Risk-related costs	(59)	n.m.	n.m.	(80)	+93.0%
Equity affiliates	35	n.m.	n.m.	31	n.m.
Net income on other assets	90	n.m.	n.m.	108	n.m.
Pre-tax income on ordinary activities	**(270)**	n.m.	n.m.	**(760)**	n.m.
Tax	197	n.m.	n.m.	412	n.m.
Net income before integration-related costs	**(73)**	**(59.1%)**	**(47.5%)**	**(348)**	**(10.8%)**

* 2004 data on a like-for-like basis

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In the first nine months of 2005, the Crédit Agricole group generated **net income (Group share)** of €4,420 million, representing a year-on-year increase of 31.4%.

This growth was mainly due to strong business momentum across all the group's business lines, which drove **net banking income** up by 7.1%, while **operating expenses** rose only by 3.9%. Therefore, **gross operating income** rose by 13.0% compared with the same period of 2004 to €6,973 million. The risk-related costs fell by 10.0%. Income from equity affiliates increased by 60.1%. Over

the period, integration-related costs fell by €100 million to €172 million.

Total equity (Group share) stood at €49.6 billion at 30 September 2005. The solvency ratio was 9.9% and the Tier One ratio 7.8%.

Group financial data

€m	9M-04	9M-05	Δ 9M/9M
Net banking income	**17,705**	**18,962**	**+7.1%**
Operating expenses	(11,536)	(11,989)	+3.9%
Gross operating income	**6,169**	**6,973**	**+13.0%**
Risk-related costs	(930)	(837)	(10.0%)
Equity affiliates	303	485	+60.1%
Net income on other assets	63	53	(15.9%)
Pre-tax income on ordinary income	**5,605**	**6,674**	**+19.1%**
integration-related costs	(272)	(172)	(36.7%)
Tax	(1,756)	(1,832)	+4.3%
Net income	**3,577**	**4,670**	**+30.6%**
Net income - Group share	**3,365**	**4,420**	**+31.4%**

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

1.2 Crédit Agricole S.A. presentation of results for Q3-05 and the first nine months of 2005


Results for Q3-05 and the first nine months of 2005
November 2005
CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

✓ **Disclaimer**

This presentation contains certain forward-looking statements or projections on the business activities or financial position of Crédit Agricole S.A.

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The readers must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ **Applicable standards and comparisons**

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union on 31 December 2004 (including IFRS 2).

Within this framework, IAS 32 and 39 and IFRS 4 only apply as of 1 January 2005.

In order to enable comparisons, information relating to the first nine months of 2004, including the impact of IAS 32 and 39 and IFRS 4, is based on estimates. These estimates have not been reviewed by the Statutory auditors.

2 Results for Q3-05 and the first nine months of 2005 - November 2005

CRÉDIT AGRICOLE S.A.

Contents


CREDIT
AGRICOLE S.A

Crédit Agricole S.A. consolidated results

9 months 2005

- ✓ Gross operating income: €3,319m (+19.4% vs 9M-04)
- ✓ Net income – Group share: €2,885m (+40.0% vs 9M-04)
- ✓ Cost/income ratio: 66.8% (-2.8 pt vs 9M-04)
- ✓ Annualised ROE : 15.8%


CREDIT
AGRICOLE S.A

Crédit Agricole S.A. consolidated results

Very positive trends in all income statement aggregates

€m	9M-04*	9M-05	Δ 9M/9M*
Net banking income	**9,132**	**10,011**	**+9.6%**
Operating expenses	(6,352)	(6,692)	+5.4%
Gross operating income	**2,780**	**3,319**	**+19.4%**
Risk-related costs	(418)	(438)	+4.8%
Equity affiliates	864	1,140	+31.9%
Net income on other assets	53	40	(24.5%)
Pre-tax income on ordinary activities	**3,279**	**4,061**	**+23.8%**
Integration-related costs	(272)	(172)	(36.8%)
Net income	**2,290**	**3,153**	**+37.7%**
Net income – Group share	**2,060**	**2,885**	**+40.0%**
Net income - Group share before integration-related costs	**2,247**	**2,997**	**+33.4%**
Cost/income ratio	***69.6%***	***66.8%***	***(2.8 pts)***
ROE		**15.8%**	

✓ Strong growth in GOI: + 19.4%
- Dynamic growth in NBI: + 9.6%
- Costs contained: + 5.4%
- Cost/income ratio: -2.8 pts

✓ Risk-related costs stable at low level

✓ Substantial increase in contribution from equity affiliates

✓ Earnings up sharply :
- Net income (Group share): + 40.0%
- Annualised EPS: €2.66 (+ 40.8%)

* N.B.: unless stated otherwise, all 9M-2004 figures and percentage changes in this presentation have been prepared according to IFRS, including IAS 32 and IAS 39, and are therefore unaudited



Crédit Agricole S.A. consolidated results

Q3-05: continuation of dynamic first-half uptrends

€m	Q3-04*	Q3-05	Δ Q3/Q3*
Net banking income	**2,858**	**3,317**	**+16.1%**
Operating expenses	(2,079)	(2,229)	+7.2.%
Gross operating income	**779**	**1,088**	**+39.7%**
Risk-related costs	(109)	(177)	+62.4%
Equity affiliates	284	402	+41.5%
Net income on other assets	82	21	(74.4%)
Pre-tax income on ordinary activities	**1,036**	**1,334**	**+28.8%**
Integration-related costs	(108)	(28)	(74.1%)
Net income	**713**	**1,111**	**+55.8%**
Net income – Group share	**640**	**1,020**	**+59.4%**
Net income - Group share before integration-related costs	**712**	**1,034**	**+45.2%**
Cost/income ratio	**72.7%**	**67.2%**	**(5.5 pts)**

✓ Strong growth of gross operating income:
- GOI: + 39.7%
- Cost/income ratio: 67.2% (- 5.5 pts)

✓ Risk-related costs up but still very low

✓ Low level of tax

✓ Deterioration in market climate for EFL and Finaref Nordic (€83m impairment loss on corresponding goodwill)

✓ Gains on asset disposals following creation of CACEIS (+ €88m)

✓ Net income – Group share: + 59.4%

* N.B.: unless stated otherwise, all Q3-04 figures and percentage changes in this presentation have been prepared according to IFRS, including IAS 32 and IAS 39, and are therefore unaudited.



Crédit Agricole S.A. consolidated results

Stronger contribution from all business lines


Contribution of business lines to pre-tax income on ordinary activities (before integration-related costs)
€m
184 210
192 224
176 189
324 486
272 456
92 122
CR
LCL
SFS
GA, ass, bq privée
BFI
BDI
Q3-04
Q3-05

Proprietary asset management and other activities: Q3-04 : €(204)m and Q3-05 : €(270)m


Contribution of business lines to pre-tax income on ordinary activities
(excl. Proprietary asset management and other activities and before integration-related costs)
22.4%
7.4%
14.9%
27.2%
27.0%
7.4%
13.2%
27.4%
9M-04
9M-05

Regional Banks
Increased momentum in deposit/funds-taking and lending, and sustained growth in operating income

LCL
Good business volumes and continued control over costs

Specialised financial services
Continuation of trends seen since the beginning of the year in consumer credit and strong growth in factoring

Asset management, insurance and private banking
Continued strong inflows in a buoyant market and substantial growth in operating income

Corporate and investment banking
Business momentum confirmed, sharp growth of the gross operating income, risk-related costs still very low

International retail banking
Substantial contribution from international holdings

* For SFS, excluding depreciation on goodwills



Crédit Agricole S.A. consolidated results

Good profitability from all business lines

€ bn	9M-05		
	Allocated capital	%	ROE
French retail banking – Regional Banks	3.4	13.9%	20.9%
French retail banking – LCL	2.4	9.4%	25.8%
Specialised financial services*	2.2	8.8%	23.2%*
Asset management, insurance and private banking	6.1	24.7%	19.6%
Corporate and investment banking	8.3	33.7%	16.5%
International retail banking	2.4	9.5%	21.0%
Total business lines	**24.8**	**100.0%**	**19.8%**
Group			**15.8%**

* For SFS, excluding depreciation on goodwills



Contents


CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Good performance from Regional Banks

Allocated capital	13.9%
Pre-tax income	13.3%

- ✓ NBI in individual accounts up 6.3% in 9m-05 vs 9m-04 and 5.2% in Q3-05 vs Q3-04
- ✓ Risk-related costs maintained at historically low levels
- ✓ Operating income adjusted for Crédit Agricole S.A. dividends received up 10.6% vs 9m-04

€m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Aggregate NBI	2,774	+5.2%	(12.5%)	9,028	+6.3%
Adjusted NBI*	2,799	+5.2%	(3.8%)	8,476	+4.6%
Operating expenses	(1,613)	+3.3%	(3.6%)	(4,919)	+2.6%
Aggregate gross operating income	**1,186**	**+7.8%**	**(4.0%)**	**3,557**	**+7.6%**
Risk-related cost	(70)	(22.4%)	(62.9%)	(415)	(10.6%)
Operating income	**1,115**	**+10.5%**	**+6.7%**	**3,142**	**+10.6%**
Cost/income ratio	57.6%	(1.0 pt)	+0.1 pt	58.0%	(1.1 pt)

- ✓ Contribution up 15.9% in 9m-05 and 6.6% in Q3 vs Q2-05

€m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net income accounted for at equity (25%)	**209**	**+23.1%**	**+24.8%**	**529**	**+16.6%**
Change in share of reserves	-	n.m.	n.m.	124	+18.1%
Share of income from *equity affiliates*	209	+14.0%	+1.0%	653	+16.9%
Tax**	**(4)**	**n.m.**	**(71.3%)**	**(75)**	**+25.5%**
Net income	**205**	**+11.6%**	**+6.6%**	**578**	**+15.9%**

* Aggregate results of the 40 Regional Banks accounted for by the equity method adjusted for Crédit Agricole S.A. dividends received

** Tax impact of dividends received from Regional Banks


CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Continued robust growth in customer assets

✓ Inflows of €16.9bn in the first 9 months, including €7.8bn in the third quarter alone, driven chiefly by life insurance, equities and mutual funds.

✓ Continued strong growth in total customer assets: + 7.7% vs 30 September 2004, including:
- Passbook accounts and time deposits: + 12.1%
- Life insurance: + 11.6%
- Securities: + 13.1%



€bn
412.4
47.2
45.3
95.2
31.5
81.1
51.5
60.6
Sept 04
444.3
52.8
51.9
106.2
30.4
84.3
55.1
63.6
Sept 05
Δ Sept/Sept
Total +7.7%
Securities* +11.7%
Mutual funds and REIF* +14.6%
Life insurance +11.6%
Time deposits, Popular savings plans (incl. savings bonds) (3.5%)
Home purchase savings scheme +4.0%
Passbook accounts** +6.9%
Sight deposits +5.0%

* Non-Group securities and mutual fund assets held on customer portfolios included in 2005 and retrospectively in 2004.
** CSL, LEP, Codevi, etc.

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong growth in new lending and in loan book

✓ Continued growth in new medium and long-term lending: €40.9bn in first 9 months, up 13.3% vs 9m-04. Strong demand for mortgages in third quarter, with €9.7 bn in new lending.

✓ Total loan book up 9.6% vs September 2004.



Loan outstanding
€bn
236.2
22.0
14.1
37.8
19.7
29.0
113.6
Sept 04
258.9
24.0
14.7
41.9
20.4
28.3
129.4
Sept 05
Δ Sept/Sept
Total +9.6%
Local authorities +9.0%
Consumer credit +4.3%
SMEs +10.8%
Professionals +3.7%
Farming loans (2.2%)
Home finance +13.9%

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong business momentum and NBI growth of 4.6%*

- ✓ Acceleration in fee income supported mainly by CA account services together with life and non-life insurance
- ✓ Securities fees driven by the Gaz de France OPO, in which the Regional Banks took a 25% market share
- ✓ Net interest margin up 2.4% in Q3-05 vs Q3-04 but subject to the impact of quarterly market variations on income from deposit taking



€m
Fee income from customers
2,694
406
272
972
1,044
2,894
441
271
1,054
1,128
3,133
482
303
1,169
1,179
9M-03
9M-04
9M-05
Δ 9M/9M
Total +8.3%
Services and other banking transactions +9.2%
Securities +11.9%
Insurance +10.8%
Account management and payment instruments +4.6%

* Excluding dividends and similar from Crédit Agricole S.A. received by Regional Banks. Excluding return on investment of excess equity, NBI increased by 2.9%.

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Steady improvement in operating results

- ✓ Cost/income ratio still improving and cost of risk down despite growth in business and loan book
- ✓ High level of provision cover



Continuous improvement in cost/income ratio*
59.2%
58.0%
9M-04
9M-05



Trends in provisioning against bad and doubtful debts and cost of credit risk (bp) (excluding collective provisions)
69.2%
72.5%
Provisions/bad & doubtful debts outstanding
3.7%
3.2%
BDD/total loans outstanding
25 bp
17 bp
Cost of credit risk/total loans outstanding
9M-04
9M-05

* Aggregate cost/income ratio of the 40 Regional Banks accounted for by the equity method, excl. dividends paid by Crédit Agricole S.A. to them

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Steady growth in GOI

Allocated capital	9.4%
Pre-tax income	13.2%

- Good business volumes:
  - NBI up 2.4% (Q3-05 vs Q3-04)
  - Acceleration in business momentum in Q3-05 vs Q2-05
- Tight cost control confirmed, despite a rise in commercial investment as part of LCL's strategic plan
- Significant reduction in risk-related costs
- Over 9 months, GOI up 8.4% and cost/income ratio down 1.6 point

€m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*
Net banking income	**854**	**+2.4%**	**(5.1%)**	**2,591**	**+2.4%**
Operating expenses	(613)	+0.7%	(0.2%)	(1,853)	+0.2%
Gross operating income	**241**	**+7,0%**	**(15.7%)**	**738**	**+8.4%**
Risk-related costs	(18)	(47.2%)	(42.1%)	(90)	(20.4%)
Pre-tax income on ordinary activities	**224**	**+16.6%**	**(12.5%)**	**648**	**+14.1%**
Tax	(67)	+22.0%	(12.6%)	(195)	+14.1%
Net income	**157**	**+14.4%**	**(12.5%)**	**454**	**+14.1%**
Cost/income ratio	71.7%	(1.2 pt)	+3.5 pts	71.5%	(1.6 pt)
Allocated capital (€bn)				2.4	
ROE				25.8%	

* 2004 data are on a like-for-like basis and on comparable methods


CRÉDIT AGRICOLE S.A

French retail banking – LCL

Acceleration in deposit and funds-taking (+ 6.9% vs + 5.9% in H1)

- Satisfying trend in sight deposits across all markets (personal and business).
- Continued high growth in deposit-taking, thanks to innovative offerings (high-interest passbook accounts, 'Cerise' passbook account), offsetting the continuous erosion in traditional products (home finance savings schemes, popular savings plans).
- Good quarter in terms of other customer assets, with successful participation in Gaz de France OPO (13% market share) and brisk sales of mutual funds by branch network (€230m in inflows over the quarter).


€bn
117.1
9.2
27.4
28.9
5.1
0.4
14.3
11.8
19.6
125.0
9.5
29.1
31.8
5.5
0.6
14.0
14.0
20.5
Sept 04*
Sept 05

	Δ Sept/Sept*
Total	+ 6.9%
Securities	+3.0%
Mutual funds	+6.0%
Life insurance	+10.2%
Time deposits, savings bonds and certificates of deposits	+8.5%
Popular savings plans	(16.2%)
Home finance savings scheme	(1.7%)
Passbook accounts	+19.3%
Sight deposits	+4.6%

* 2004 data are on a like-for-like basis and on comparable methods


CRÉDIT AGRICOLE S.A

French retail banking – LCL

Good growth dynamics in loan book (+ 8.9% vs + 6.6% at end June)

- Significant acceleration in growth in mortgage book.
- Confirmation of Q2-05 rebound in medium and long-term SME loans (new lending up 50% in 9m-05 vs 9m-04) and, to a lesser extent, professional loans (+ 7% in Q3-05 and + 5% in 9m-05).



€bn
47.5
8.6
7.6
6.1
25.2
52.0
9.2
8.1
6.4
28.3
Sept 04*
Sept 05
Δ Sept/Sept*
Total +8.9%
SME loans* +6.7%
Professionals* +5.5%
Consumer loans* +3.6%
Home finance +12.1%

* On a like-for-like basis and on comparable methods. Short-term loans to professionals, which were previously included in consumer loans, are now included in professional loans



CRÉDIT AGRICOLE S.A.

French retail banking – LCL

NBI up 2.4%*

- Despite a substantial increase in volumes, net interest margin down slightly due to persistently unfavourable 'market rates' in Q3-05.
- Conversely, growth in fee income picked up speed in Q3 (+ 6.2% vs Q3-04), driven by sustained business volumes in insurance (+11.2% in life and +10.7% in non-life) and securities (mutual fund sales and Gaz de France OPO impact).
- Rebound in fees from services and other banking transactions chiefly attributable to sustained growth in corporate finance transactions in the SME market.



YoY growth
€m
2,530
1,383
74
232
261
579
9M-04*
2 591
1,388
74
252
282
594
9M-05
QoQ growth
834
454
24
79
81
187
Q3-04*
854
450
25
91
90
199
Q3-05

	Δ 9M/9M*	Δ Q3/Q3*
TOTAL	**+2.4%**	**+2.4%**
Net interest margin	+0.4%	(0.8%)
Total fee and commission income	**+4.9%**	**+6.2%**
Services and other banking transactions	+0.4%	+5.3%
Securities management	+8.8%	+14.7%
Insurance	+7.9%	+11.0%
Account management and payment instruments	+2.6%	+1.0%

* 2004 data are on a like-for-like basis and on comparable methods



CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Operating costs and risk-related costs

- ✓ Operating costs stable over 9 months, despite a significant increase in commercial investment due to change of brand and new opening branch plan (42 branches opened in past 12 months).
- ✓ Structural costs cut by €6m in Q3 and €23m in first 9 months, due to further productivity gains.
- ✓ Risk-related costs at an all-time low at end September, largely due to a reversal of reserves in the corporate market in Q3-05.



Trends in operating expenses
€m
1,849
Marketing investments
27
Recurring expenses
(23)
1,853
73.1%
Cost/income ratio
71.5%
9M-04*
9M-05
Trends in risk-related costs**
(incl. collective provisions)
73.7%
80.3%
81.5%
Loans-loss reserves/bad & doubtful debts outstanding
4.7%
4.3%
4.1%
BDD/total loans outstanding
45 bp
36 bp
31 bp
Cost of credit risk/weighted loans outstandings
2004*
June 05
9M-05

* 2004 data are on a like-for-like basis and on comparable methods
** Risk-related costs / weighted loans outstandings

CREDIT AGRICOLE S.A.

Specialised financial services

Results of specialised financial services

Allocated capital	8.8%
Pre-tax income	11.7%

- ✓ Continued growth in consumer credit, supported in the international markets by partnerships
- ✓ Further reorganisation in lease finance
- ✓ Good dynamics in factoring, with NBI up 12.7% on a like-for-like basis and gross operating income by 33.9% vs 9m-04

€m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net banking income	601	+8.8%	+1.2%	1,798	+6.8%
Operating expenses	(317)	+8.0%	+3.0%	(950)	+7.2%
Gross operating income	284	+9.6%	(0.7%)	848	+6.5%
Risk-related costs	(96)	+16.6%	+11.8%	(278)	+2.8%
Equity affiliates	1	n.m.	-	3	-
Net income on other assets	(83)	n.m.	n.m.	(83)	n.m.
Pre-tax income on ordinary activities	106	(39.7%)	(47.2%)	490	(5.0%)
Tax	(59)	+18.6%	(18.7%)	(188)	+10.8%
Net income before integration-related costs	47	(62.5%)	(63.1%)	302	(12.9%)
Net income before integration-related costs and depreciation on goodwills	130	+3.2%	+1.4%	385	+9.2%
Cost/income ratio	52.8%	(0.4pt)	+0.9pt	52.8 %	+0.1pt
Allocated capital (€bn)				2.2	
ROE				23.2 %	

CREDIT AGRICOLE S.A.

Specialised financial services

Consumer credit in France and abroad

- ✓ Continued strong growth in consumer credit lending: +18.8% vs 9m-04 to €16.8bn driven by dynamic performance from foreign subsidiaries (+ 46%)
- ✓ 17.2% growth in consumer credit book vs Sept-04 due to strong performance in international markets (+ 45.7%) driven in particular by partnerships (+ €1bn over 9 months)
- ✓ Net income before integration-related costs and depreciation on goodwills up 11.8% driven by strong growth in NBI (+ 5.2% in 9m-05 vs 9m-04), cost/income ratio under 50% and tight cost control (+ 4.0% in 9m-05 vs 9m-04)
- ✓ Substantial growth in NBI in Italy and Germany (over 22% in Q3-05 vs Q3-04) and more contrasting situation in northern Europe.



Growth in managed loan book
€bn
30.2
2.2
4.5
31.7
2.5
4.7
35.4
2.9
5.1
Sept 04
Dec 04
Sept 05
Δ Sept/Sept
Total +17.2%
Regional Banks +27.6%
Sofinco/LCL partnership +12.2%
Third party and JV +71.0%
Proprietary outstandings +12.5%
Geographic breakdown of loans outstanding
€bn
30.2
8.1
31.7
9.1
35.4
11.8
Sept 04
Dec 04
Sept 05
Δ Sept/Sept
International +45.7%
France +6.7%

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Results of asset management, insurance and private banking

Allocated capital	24.7%
Pre-tax income	27.4%

- ✓ Continuation of excellent trends seen since early 2005, with 21.7% growth in assets under management (vs Sept-04) to €485.5bn
- ✓ Significant increase in contribution from all business segments
- ✓ Creation of CASAM, a JV between CAAM and Calyon combining the Group's expertise in structured products alternative investment and ETFs. CASAM is a major player in the market with 430 funds and over €33bn in assets under management
- ✓ Group's position in investor services strengthened by creation of CACEIS, no. 3 in Europe, no. 1 custodian bank and fund administrator in France, and no. 4 fund administrator in Luxembourg

€m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*
Net banking income	**816**	**+21.7%**	**+8.7%**	**2,345**	**+14.1%**
Operating expenses	(342)	(3.0%)	(2.3%)	(1,030)	+1.6%
Gross operating income	**474**	**+49.2%**	**+18.2%**	**1,315**	**+26.4%**
Risk-related costs	4	(41.2%)	+11.1%	8	n.m.
Equity affiliates	8	n.m.	X2.1	21	X6.1
Net income on other assets	-	-	-	(2)	n.m.
Pre-tax income on ordinary activities	**486**	**+49.9%**	**+19.4%**	**1,342**	**+29.2%**
Tax	(176)	+64.5%	+56.3%	(447)	+30.0%
Net income before integration-related costs	**310**	**+42.7%**	**+5.3%**	**895**	**+28.7%**
Cost/income ratio	41.9%	(10.7pts)	(4.7pts)	43.9%	(5.5pts)
Allocated capital (€bn)				6.1	
ROE				19.6%	

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management

✓ Excellent business momentum with net inflows of €8.2bn in Q3-05 and €29.1bn in 9m-05, mainly in bond, alternative and structured funds.

✓ Broadened offering: Egeris for LCL, Selecta for the Regional Banks and Dynamo for institutional investors,...

✓ Continuing international expansion, with net inflows of €3.6bn in Q3-05 and €11.2bn in 9m-05 generated.



Assets under management
€bn
338.0*
347.0*
Inflows +29.1
Market +7.2
+33.1 Scope and method
416.4*
304.6
316.5
371.3
33.4
30.5
45.1
Sept 04
Dec 04
Sept 05
Δ Sept/Sept**
AUM +22.4%
France +20.7%
International +36.7%



Breakdown of AUM
19.2%
14.9%
45.9%
47.9%
22.8%
22.7%
12.1%
14.5%
Sept 04
Sept 05
Money markets
Bonds
Equities
Structured, alternative and other

* Data based on harmonised valuation method (including mandates invested in mutual funds and elimination of feeder funds invested in master funds)
** On like-for-like basis and on comparable methods


CREDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking

✓ Improved performance in both France and international markets, reflecting growth in operating NBI and tight cost control in a buoyant market

✓ Positive trends in new business



€bn
Assets under management
68.6
25.9
42.7
67.8
26.0
41.8
Inflows + 0.6
Market +6.8
Scope* +2.2
77.4
28.2
49.2
Sept 04
Dec 04
Sept 05
Δ Sept/Sept
AUM +12.9% +8.9%**
France +8.9% +8.9%**
International +15.3% +8.8%**

* Harmonisation of valuation methods in restructured international entities
** On a like-for-like basis


CREDIT AGRICOLE S.A.

Asset management, insurance and private banking

Life insurance

- ✓ Further strong growth in new business, with premium income for 9 months up 13.1% vs 9m-04 to €13.6bn
- ✓ Excellent performance in unit-linked business with €1.5bn in new inflows and in-force business up 22.7% vs Sept-04.
- ✓ Assets managed up 11.0% with heavier weighting to equity and structured products (+ 3.4 points vs Sept-04)



Assets under management*
€bn
125.8
129.4
139.7
14.5
15.3
17.8
111.3
114.1
121.9
Sept 04
Dec 04
Sept 05
Δ Sept/Sept
AUM +11.0%
Unit-linked +22.7%
€ +9.5%



Breakdown of investment
(excl. Unit-linked)
10.0%
12.7%
Alternative products
Treasury
Real estate
Fixed income
Equity

* Mathematical provisions

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Non-life insurance

- ✓ Crédit Agricole now among top ten in France for motor, household, personal accident and legal protection insurance in the retail market, and number two non-life bancassurer France
- ✓ Dynamic innovative offering for all customers, whether personal or business (replacement of equipment by new one in homes for household, crop insurance for farmers, etc.)
- ✓ Combined ratio of 94.1%, down 2.1 points vs Q3-04



Premium income
€m
586.3
773.5
920.0
16.6
238.9
153.7
177.1
38.3
257.8
172.0
305.4
279.1
373.2
9M-03
9M-04
9M-05
Δ 9M/9M
Premium income +18.9%
Farming policies +92.2%
Car +8.3%
Comprehensive household +12.8%
Personal accident, health, legal protection and other +22.4%
O/w Finaref +17.2%



Personal accident positioning
Premium income (€m)
No. of contracts
120,000
100,000
80,000
60,000
40,000
20,000
0
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2000
2001
2002
2003
2004
2005(e)

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Results of corporate and investment banking

Allocated capital	33.7%
Pre-tax income	27.0%

- ✓ Excellent performance in Q3-04 vs Q3-05: NBI +34% and GOI +77%
- ✓ GOI up 51% in 9m-05
- ✓ In a buoyant market but with strong pressure on margins, a good overall performance by Calyon reflecting:
  - its ability to capitalise on market opportunities;
  - an effective organisation structure.
- ✓ Temporary peak in risk-weighted assets due to sustained activity and brisk syndication volumes outstanding at 30 September 2005.

€m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*	Δ 9M/9M**
Net banking income	1,107	+34.3%	(1.1%)	3,258	+17.9%	+19.4%
Operating expenses	(691)	+17.3%	+0.9%	(2,053)	+4.6%	+5.7%
Gross operating income	416	+ 76.9%	(4.3%)	1,205	+50.9%	+53.1%
Risk-related costs	(8)	n.m.	n.m.	16	(23.8%)	
Equity affiliates	34	+54.8%	+14.0%	86	+47.5%	
Net income on other assets	14	n.m.	n.m.	17	n.m.	
Pre-tax income on ordinary activities	456	+67.6%	(3.8%)	1,324	+54.5%	
Tax	(99)	+52.5%	(8.6%)	(301)	+ 49.8%	
Net income before integration-related costs	357	+72.3%	(2.3%)	1, 024	+55.9%	
Cost/income ratio	62.4%	(9.1 pts)	+1.3pt	63.0%	(8.1 pts)	
Allocated capital (€bn)				8.3		
ROE				18.5 %		

* 2004 data are on a like-for-like basis and on comparable methods
** On a like-for-like basis and on comparable methods

Corporate and investment banking


Trends in revenues
(€m)
824
396
428
+ 34%
+ 17%
+ 50%
1,107
2,763
1 270
1 493
+ 18%
+ 9%
+ 25%
3,258
1 387
1 871
Q3-04
9M 04
9M 05
Financing activities
Investment banking and capital markets

- ✓ Sharp rise in Q3-05 revenues vs Q3-04 confirming Calyon's good growth dynamics since its creation.
- ✓ Strong overall growth in first 9 months, with 18% increase in revenues.

Revenues heavily weighted to international activities


France
32%
Europe
32%
Asia
10%
Americas
23%
Africa,
Middle-East*
3%

- ✓ Balanced geographical mix, with 68% of revenues generated outside France.

* Excluding BSF, which is accounted for at equity

Corporate and investment banking

Financing activities: dynamic and efficient (cost/income ratio < 45%)



Trends in revenues
(€m)
396
+17%
461
246
25
Structured finance
1,270
+9%
1,387
716
792
Q3-04
Q3-05
9M 04
9M 05



Trends in cost/income ratio
49.2%
52.6%
44.2%
Q3 04
Q3 05
9M 04
9M 05

- ✓ Confirmation of strong growth already seen in Q1-05 and Q2-05:
  - Revenues up 17% in Q3-05 and 9% in 9m-05, with the erosion in margins more than offset by sustained origination,
  - GOI up by about 30% for both Q3-05 and 9m-05.
- ✓ Steady volumes in structured finance:
  - Acquisition finance: NBI +25% in 9m-05;
  - Project finance: 1st/2nd mandated arranger in the world.
- ✓ Cost/income ratio down 8.4 points over 9 months.
- ✓ Continued low risk-related costs.

Corporate and investment banking

Capital markets and investment banking: good performance across all activities in Q3-05



Trends in revenues
(€m)
428
+50%
643
271
388
255
1,493
+25%
1,871
887
606
1 194
677
Q3-04
Q3-05
9M 04
9M 05
Capital market activities
Brokerage and advisory services



Trends in VaR (1 day -99%)
25
24
19
17
16
17
30/06/04
30/09/04
31/12/04
31/03/05
30/06/05
30/09/05

- ✓ Excellent Q3-05 with strong growth in activity:
  - Sharp rebound in credit and interest rate derivative markets vs Q2-05 (revenues up x2);
  - Further growth in equity derivatives (+ 34% vs Q2-05);
  - High brokerage revenues (+76% vs Q3-04) with good growth across all markets;
  - In investment banking, continued momentum in activity with some major new mandates in advisory services and primary equity market (Suez, Gaz de France).
- ✓ Over 9 months, excellent overall performance with NBI up 25%, GOI up 2.2 times and cost/income ratio down 9.8 points.

International retail banking

Results of international retail banking

Allocated capital	9.5%
Pre-tax income	7.4%

- ✓ Net income up 31% in 9m-05, accounting for 11.4% of Crédit Agricole S.A. consolidated net income.
- ✓ Substantial contribution from international holdings (Intesa and BES) reflected in strong growth in income from equity affiliates (+ 41.2% vs 9m-04).

€m	Q3-05	ΔQ3/Q3*	ΔQ3/Q2	9M-05	Δ9M/9M*
Net banking income	**76**	**+41.6%**	**(14.2%)**	**228**	**+15.1%**
Operating expenses	(67)	+81.6%	(12.0%)	(196)	+30.7%
Gross operating income	**9**	**(46.7%)**	**(28.2%)**	**32**	**(33.7%)**
Risk-related costs	(1)	-	(91.4%)	(13)	+51.7%
Equity affiliates	114	+56.3%	+6.4%	344	+41.2%
Net income on other assets	-	-	-	-	-
Pre-tax income on ordinary activities	**122**	**+32.8%**	**+9.0%**	**363**	**+28.2%**
Tax	(1)	n.m.	n.m.	(2)	n.m.
Net income	**121**	**+34.3%**	**+6.6%**	**361**	**+30.9%**
Cost/income ratio	88.3%	+19.5pts	+2.3pts	86.0%	+10.5pts
Allocated capital (€bn)				2.4	
ROE				21.0%	

* 2004 data are on a like-for-like basis and on comparable methods



Proprietary asset management and other activities

Results of proprietary asset management and other activities

- ✓ Sharp adverse market effect on NBI from financial management (-€117m vs Q2-05)
- ✓ €11m increase in financing costs vs Q3-04
- ✓ Private equity: NBI €37m in Q3-05 (vs €(82.5)m in Q3-04)
- ✓ Gains on asset disposals following creation of CACEIS (+ €88m)

€m	Q3-05	ΔQ3/Q3*	ΔQ3/Q2	9M-05	Δ9M/9M*
Net banking income	**(137)**	**+78.0%**	**n.m.**	**(209)**	**X2.2**
Operating expenses	(199)	+0.5%	(10.0%)	(610)	+24.7%
Gross operating income	**(336)**	**+22.2%**	**+57.6%**	**(819)**	**+40.1%**
Risk-related costs	(59)	n.m.	n.m.	(80)	+93. 0%
Equity affiliates	35	n.m.	n.m.	31	n.m.
Net income on other assets	90	n.m.	n.m.	108	n.m.
Pre-tax income on ordinary activities	**(270)**	n.m.	n.m.	**(760)**	n.m.
Tax	197	n.m.	n.m.	412	n.m.
Net income before integration-related costs	(73)	(59.1%)	(47.5%)	(348)	(10.8%)

* 2004 data are on a like-for-like basis and on comparable methods



Contents



Financial data

Crédit Agricole S.A. : a sound balance sheet

✓ Tier 1 ratio maintained at 7.8%, as at 30 June 2005, with risk-weighted assets up 4.9% over the quarter


Capital
(Shareholders' equity and subordinated debt)
€bn
50.8
52.5
20,2
2,9
27,7
20,1
29,4
June 05
Sept 05
Δ Sept 05/June 04
Subordinated debt and similar* (0.5%)
Preferred shares +3.4%
Shareholders' equity Group share +6.1%
Total +3.3%


Risk-weighted assets (€bn) and Cooke ratio (%)
€235.9bn
€247.5bn
8,2%
8,2%
7.8%
7.8%
June 05
Sept 05
International solvency ratio
O/w Tier 1

* O/w €0.6 billion deeply subordinated notes



Contents



Crédit Agricole Group highlights

Consolidated income statement

€m	9M-04	9M-05	Δ 9M/9M
Net banking income	**17,705**	**18,962**	**+7.1%**
Operating expenses	(11,536)	(11,989)	+3.9%
Gross operating income	**6,169**	**6,973**	**+13.0%**
Risk-related costs	(930)	(837)	(10.0%)
Equity affiliates	303	485	+60.1%
Net income on other assets	63	53	(15.9%)
Pre-tax income on ordinary income	**5,605**	**6,674**	**+19.1%**
integration-related costs	(272)	(172)	(36.7%)
Tax	(1,756)	(1,832)	+4.3%
Net income	**3,577**	**4,670**	**+30.6%**
Net income - Group share	**3,365**	**4,420**	**+31.4%**



Crédit Agricole Group highlights

Consolidated capital

€ bn	Dec 04	June 05	Sept 05
Equity group share	44.8	47.0	49.6
Preferred shares	2.8	2.9	3.0
Subordinated debt	17.5	18.9	18.8
Total risk-weighted assets	428.0*	455.0	473.5
International Solvency Ratio	**10.4%***	**9.9%**	**9.9%**
Tier 1 ratio	**7.9%***	**7.6%**	**7.8%**

* In French GAAP


CRÉDIT
AGRICOLE S.A.

Results for Q3-05 and the first nine months of 2005

Appendices


CRÉDIT
AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks		French retail banking – LCL		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	Q3-04	Q3-05	Q3-04**	Q3-05	Q3-04	Q3-05	Q3-04**	Q3-05	Q3-04**	Q3-05	Q3-04**	Q3-05	Q3-04**	Q3-05	Q3-04	Q3-05
Net banking income			**834**	**854**	**552**	**601**	**671**	**817**	**824**	**1,107**	**54**	**76**	**(77)**	**(137)**	**2,858**	**3,317**
Operating expenses			(608)	(612)	(294)	(317)	(353)	(342)	(589)	(691)	(37)	(67)	(198)	(199)	(2,079)	(2,229)
Gross operating income			**226**	**242**	**258**	**284**	**318**	**474**	**235**	**416**	**17**	**9**	**(275)**	**(336)**	**779**	**1,088**
Risk-related costs			(34)	(18)	(82)	(96)	7	4	14	(8)	2	(1)	(16)	(59)	(109)	(177)
Equity affiliates	184	209	-	-	(1)	1	(1)	8	22	34	73	114	6	35	284	402
Net income on other assets	-	-	-	-	-	(83)	-	-	-	14	-	-	81	90	82	21
Integration-related costs	-	-	-	-	(2)	(3)	(14)	2	(23)	(18)	-	-	(69)	(9)	(108)	(28)
Pre-tax income	**184**	**209**	**192**	**224**	**174**	**103**	**310**	**488**	**249**	**438**	**92**	**122**	**(273)**	**(279)**	**928**	**1, 306**
Tax*	-	(4)	(55)	(67)	(49)	(58)	(102)	(175)	(59)	(90)	(2)	(1)	51	201	(215)	(195)
Net income	**184**	**205**	**137**	**157**	**125**	**45**	**208**	**313**	**190**	**348**	**90**	**121**	**(222)**	**(78)**	**713**	**1,111**
Minority interests															(73)	(91)
Net income - Group share															**640**	**1,020**

* Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.
** On a like-for-like basis and on comparable methods.



Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks		French retail banking – LCL		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	9M-04	9M-05	9M-04**	9M-05	9M-04	9M-05	9M-04**	9M-05	9M-04**	9M-05	9M-04**	9M-05	9M-04**	9M-05	9M-04	9M-05
Net banking income			**2,529**	**2,591**	**1,682**	**1,797**	**2,055**	**2,345**	**2,763**	**3,258**	**198**	**227**	**(96)**	**(209)**	**9,132**	**10,011**
Operating expenses			(1,848)	(1,853)	(886)	(949)	1,015	1,030	(1,964)	(2,053)	(150)	(195)	(489)	(610)	(6,352)	(6,692)
Gross operating income			**681**	**738**	**796**	**848**	**1,040**	**1,315**	**799**	**1 205**	**48**	**32**	**(585)**	**(819)**	**2,780**	**3,319**
Risk-related costs			(113)	(90)	(271)	(278)	(5)	8	21	16	(9)	(13)	(41)	(80)	(418)	(438)
Equity affiliates	559	653	-	-	(3)	3	4	22	58	86	244	344	2	31	864	1,140
Net income on other assets	-	-	-	-	(6)	(83)	-	(2)	(21)	17	-	-	80	108	53	40
Integration-related costs	-	-	-	-	(10)	(21)	(36)	(28)	(97)	(58)	-	-	(129)	(65)	(272)	(172)
Pre-tax income	**559**	**653**	**568**	**648**	**506**	**469**	**1,003**	**1,315**	**760**	**1,266**	**283**	**363**	**(6)**	**(825)**	**3,007**	**3,889**
Tax*	(60)	(75)	(170)	(194)	(166)	(181)	(331)	(438)	(178)	(281)	(7)	(2)	196	435	(717)	(736)
Net income	**499**	**578**	**398**	**454**	**340**	**288**	**672**	**877**	**582**	**985**	**276**	**361**	**(477)**	**(390)**	**2.290**	**3,153**
Minority interests															(230)	(268)
Net income - Group share															**2,060**	**2,885**

* Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.
** On a like-for-like basis and on comparable methods.



Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks							French retail banking – LCL						
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	-	-	-	-	-	-	-	827	868	834	867	837	900	854
Operating expenses	-	-	-	-	-	-	-	(630)	(610)	(608)	(629)	(627)	(613)	(612)
Gross operating income	-	-	-	-	-	-	-	197	258	226	238	210	287	242
Risk-related costs	-	-	-	-	-	-	-	(44)	(36)	(34)	(56)	(41)	(31)	(18)
Equity affiliates	219	156	184	174	236	208	209	-	-	-	-	-	-	-
Net income on other assets	-	-	-	(3)	-	-	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Pre-tax income	219	156	184	171	236	208	209	154	222	192	182	169	256	224
Tax	(49)	(11)	-	-	(56)	(15)	(4)	(47)	(68)	(55)	(64)	(51)	(77)	(67)
Net income	170	145	184	171	180	193	205	107	154	137	118	118	179	157

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Specialised financial services							Asset management, insurance and private banking						
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	540	590	552	577	603	594	601	682	701	671	694	777	751	817
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(317)	(321)	(340)	(353)	(341)	(338)	(350)	(342)
Gross operating income	251	287	258	247	279	286	284	361	361	318	353	439	401	474
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(96)	(1)	(10)	7	(4)	-	4	4
Equity affiliates	-	(3)	(1)	1	1	-	1	2	2	-	10	10	4	8
Net income on other assets	(6)	-	-	(18)	-	-	(83)	-	-	-	(9)	-	(1)	-
Integration-related costs	(2)	(6)	(2)	(7)	(2)	(16)	(3)	(6)	(16)	(14)	(17)	(12)	(19)	2
Pre-tax income	141	191	174	122	181	185	103	356	337	310	333	437	389	488
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(58)	(116)	(113)	(102)	(82)	(155)	(107)	(175)
Net income	83	132	125	65	124	118	45	240	224	208	251	282	282	313

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Corporate and investment banking						
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**985**	**954**	**824**	**952**	**1,033**	**1,119**	**1,107**
Operating expenses	(700)	(675)	(589)	(688)	(678)	(684)	(691)
Gross operating income	**285**	**279**	**235**	**264**	**355**	**435**	**416**
Risk-related costs	(39)	46	14	22	14	10	(8)
Equity affiliates	17	19	22	16	22	30	34
Net income on other assets	2	(24)	1	(4)	4	(1)	14
Integration-related costs	(6)	(68)	(23)	(110)	(20)	(20)	(18)
Pre-tax income	**259**	**252**	**249**	**188**	**375**	**454**	**438**
Tax	(60)	(59)	(59)	(49)	(87)	(106)	(90)
Net income	**199**	**193**	**190**	**139**	**288**	**348**	**348**

* On a like-for-like basis and on comparable methods


CREDIT
AGRICOLE S.A

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Financing activities							Investment banking						
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**420**	**454**	**396**	**389**	**423**	**501**	**464**	**565**	**500**	**428**	**563**	**610**	**618**	**643**
Operating expenses	([illegible]49)	(224)	(195)	(215)	(202)	(210)	(202)	(451)	(451)	(394)	(473)	(476)	(475)	(489)
Gross operating income	**171**	**230**	**201**	**174**	**221**	**291**	**262**	**114**	**49**	**34**	**90**	**134**	**143**	**154**
Risk-related costs	(37)	52	(5)	36	13	15	(8)	(2)	(6)	19	(14)	1	(5)	-
Equity affiliates	17	19	21	17	22	30	33	-	-	1	(1)	-	-	1
Net income on other assets	2	(21)	-	(2)	-	1	-	-	(3)	1	(2)	4	(2)	14
Integration-related costs	(2)	(42)	(20)	(2)	(6)	(5)	(5)	(4)	(26)	(3)	(108)	(14)	(15)	(13)
Pre-tax income	**151**	**238**	**197**	**223**	**250**	**332**	**282**	**108**	**14**	**52**	**(35)**	**125**	**121**	**156**
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(58)	(17)	(9)	(13)	2	(31)	(33)	(32)
Net income	**109**	**187**	**152**	**172**	**194**	**259**	**224**	**91**	**5**	**39**	**(33)**	**94**	**89**	**124**

* On a like-for-like basis and on comparable methods


CREDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	International retail banking						
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**69**	**75**	**54**	**77**	**63**	**88**	**76**
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(67)
Gross operating income	**14**	**17**	**17**	**8**	**10**	**12**	**9**
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(1)
Equity affiliates	85	86	73	103	123	107	114
Net income on other assets	-	-	-	(3)	(3)	3	-
Integration-related costs	-	-	-	-	-	-	-
Pre-tax income	**92**	**99**	**92**	**95**	**128**	**112**	**122**
Tax	(2)	(3)	(2)	(7)	(1)	1	(1)
Net income	**90**	**96**	**90**	**88**	**127**	**113**	**121**

In €m	Proprietary asset management and other activities						
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**(158)**	**140**	**(77)**	**(193)**	**(80)**	**8**	**(137)**
Operating expenses	(138)	(154)	(198)	(170)	(190)	(221)	(199)
Gross operating income	**(296)**	**(14)**	**(275)**	**(363)**	**(270)**	**(213)**	**(336)**
Risk-related costs	(14)	(11)	(16)	(5)	(11)	(10)	(59)
Equity affiliates	6	(9)	6	2	(4)	1	35
Net income on other assets	(1)	-	81	(34)	4	13	90
Integration-related costs	(27)	(33)	(69)	(145)	(15)	(40)	(9)
Pre-tax income	**(332)**	**(67)**	**(273)**	**(545)**	**(296)**	**(250)**	**(279)**
Tax	159	(15)	51	221	148	86	201
Net income	**(173)**	**(82)**	**(222)**	**(324)**	**(148)**	**(164)**	**(78**

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Group						
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Net banking income	**2,946**	**3,328**	**2,858**	**2,975**	**3,233**	**3,461**	**3,317**
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2,209)	(2,254)	(2,229)
Gross operating income	**813**	**1,188**	**779**	**748**	**1,024**	**1,207**	**1,088**
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)	(177)
Equity affiliates	329	251	284	305	388	350	402
Net income on other assets	(5)	(24)	82	(71)	5	14	21
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)	(28)
Pre-tax income	**889**	**1,190**	**928**	**545**	**1,230**	**1,353**	**1,306**
Tax	(173)	(329)	(215)	(37)	(258)	(283)	(195)
Net income	**716**	**861**	**713**	**508**	**972**	**1,070**	**1,111**


CREDIT
AGRICOLE S.A.

Progress report on synergies

Implemented synergies in line with 2005 targets


€m
40
275
325
620
620
760
2003
2004 target
2004
2005 target
Synergies secured at 30.09.05
2006 target

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

Equity and subordinated debt

€m	Group share	Minority interests	Total	Subordinated debt
31 December 2004	**26,110***	**3,888**	**29,998**	**18,772**
Capital increase	395		395	
Dividend paid in 2005	(954)	(287)	(1,241)	
Change in share of the Regional Banks' retained earnings**	145		145	
Change in foreign exchange translation reserves	207	222	429	
Unrealised gains or losses	480		480	
9M-05 results	2,885	268	3,153	
Other	143*	6	149	
30 September 2005	**29,411**	**4,097**	**33,508**	**20,060**

* The final effect of conversion to IFRS will be disclosed with the 2005 Annual accounts
** Part of dividend paid by Crédit Agricole S.A. to the Regional Banks accounted for by the equity method (25%)

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

International solvency ratio

€ bn	Dec 04*	Sept 05
Credit risks	195.0	228.6
Market risks	20.6	18.9
Total risk-weighted assets	**215.6**	**247.5**
Tier 1	17.6	20.3
Tier 2	14.2	15.3
Tier 3	1.2	0.8
Deductions	14.5	16.2
Total net regulatory capital	**18.5**	**20.2**
Tier 1 solvency ratio	**8.0%**	**7.8%**
Total solvency ratio	**8.6%**	**8.2%**

* In French GAAP


CREDIT
AGRICOLE S.A.

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2003		Sept 04		Dec 2004		Sept 2005	%
SAS Rue la Boétie	771,841,801		783,146,587		794,929,524		818,788,107	54.68%
SNC Crédit Agricole Transactions*	11,771,187		6,102,837		-		-	-
Treasury shares**	18,681,762		22,214,851		29,324,633		26,554,835	1.77%
Shares held by Group companies***	-		-		1,839		5,051,431	0.34%
Float****	671,227,687		662,058,162		649,266,441		646,927,928	43.21%
Total shares in issue	**1,473,522,437**		**1,473,522,437**		**1,473,522,437**		**1,497,322,301**	**100%**
	Consolidated accounts	Pro forma consolidated accounts	Reported consolidated accounts	IAS/IFRS consolidated accounts	Reported consolidated accounts	IAS/IFRS consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,185,918,556	1,339,009,043	1,472,776,470	1,453,673,857	1,472,776,470	1,451,304,844	1,446,345,543	
Net income - Group share	€1,026m	€1,140m	€1,728m	€2,060m	€2,203m	€2,501m	€2,885m	
Annualised net income per share	€0.865	€0.851	€1.564	€1.889	€1.496	€1.723	€2.660	
Annualised net income before integration-related costs per share	**€1.809**	**€1.793**	**€2.179**	**€2.061**	**€2.144**	**€1.969**	**€2.763**	

* SNC closed down on 17 February, 2005

** Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted

*** Shares held indirectly by Group companies and not retained in the consolidated balance sheet (CRC 2000-02)

**** At 30 September 2005, including 75,176,997 shares (5.02%) held by employees through dedicated company investment funds as part of the Group's employee share ownership plans

N.B. Historical data to December 2003 has not been restated for IAS/IFRS


CRÉDIT
AGRICOLE S.A.

Movements in consolidated capital

Allocated capital per business line

€ bn	Sept 04	(%)	Sept 05	(%)
French retail banking	**5.4**	**24.1**	**5.8**	**23.3**
- Regional Banks	*3.2*		*3.4*	
- LCL	*2.2*		*2.4*	
Specialised financial services	**1.9**	**8.6**	**2.2**	**8.8**
Asset management, insurance and private banking	**5.5**	**24.7**	**6.1**	**24.7**
Corporate and investment banking	**7.2**	**32.0**	**8.3**	**33.7**
Of which Capital markets and investment banking	*2.4*		*2.5*	
Of which Financing activities	*4.8*		*5.8*	
International retail banking	**2.4**	**10.6**	**2.4**	**9.5**



Movements in consolidated capital

Risk-weighted assets for capital allocation per business line

€ bn	June 05	Sept 05
French retail banking	**93.3**	**94.3**
- Regional Banks	53.8	55.2
- LCL	39.5	39.1
Specialised financial services	**35.8**	**36.1**
Asset management, insurance and private banking	**13.1**	**15.1**
Corporate and investment banking	**125.3**	**135.4**
International retail banking	**3.2**	**2.9**



Trends in risk

Change in credit risk outstanding*

Crédit Agricole S.A.		
€ m	Dec 04 (incl. IAS 32-39 and IFRS 4)	Sept. 05
Gross customer and interbank loans outstanding	209,268	253,632
Bad and doubtful loans	8,745	8,186
Loan loss reserves**	7,345	7,279
Doubtful loan ratio	4.2%	3.2%
Ratio of reserves to doubtful loans**	84.0%	88.9%
Ratio of reserves (excl. collective reserves) to doubtful loans	68.0%	69.1%

Regional Banks (aggregate data from unconsolidated accounts)			
€ m	Sept 04***	Dec 04***	Sept 05***
Customer loans	236,192	242,859	258,891
Bad and doubtful loans	8,665	8,343	8,296
Loan loss reserves	5,992	5,858	6,016
Doubtful loan ratio	3.7%	3.4%	3.2%
Ratio of reserves to doubtful loans	69.2%	70.2%	72.5%

* Principal only
** Including collective reserves
*** French GAAP



Trends in risk

Market risk

✓ Overall VaR (99% - 1 day) at 30 September 2005: €21m for Crédit Agricole S.A. Group, of which €17m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 1st January to 30 September 2005				31 December 2004
	Minimum	Maximum	Average	30 Sept 2005	
Treasury	4	8	6	6	7
FX and commodities	2	7	4	6	2
Interest-rate derivatives	8	11	10	8	9
Credit and liquid bonds	6	13	8	7	13
Structured credit	1	4	2	4	1
Equities	5	7	7	7	7
Total VaR for Crédit Agricole S.A. Group	**17**	**25**	**21**	**21**	**25**



Specialised financial services

Consumer credit highlights

€ m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net banking income	**495**	**+7.1%**	**+2.8%**	**1, 466**	**+5.2%**
Operating expenses	(242)	+2.8%	+1.7%	(726)	+3.8%
Gross operating income	**253**	**+11. 7%**	**+3.8%**	**740**	**+6.6%**
Risk-related costs	(85)	+16.9%	+6.4%	(254)	+4.0%
Equity affiliates	1	n.m.	+66.7%	3	n.m.
Net income on other assets	(34)	n.m.	n.m.	(34)	n.m.
Integration-related costs	-	(100%)	(100%)	(4)	(32.8%)
Pre-tax income	**135**	**(10.5%)**	**(15.5%)**	**451**	**+2.5%**
Tax	(52)	+17.1%	(7.1%)	(157)	+5.9%
Net income	**83**	**(22.0%)**	**(20.0%)**	**294**	**+0.8%**
Net income before depreciation on goodwills	**117**	**+10.0%**	**+12.7%**	**328**	**+12.4%**


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Lease finance highlights

€ m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net banking income	**59**	**(7.5%)**	**(7.5%)**	**190**	**(9.8%)**
Operating expenses	(43)	+11.5%	+7.3%	(124)	+0.5%
Gross operating income	**16**	**(35.8%)**	**(31.8%)**	**66**	**(24.3%)**
Risk-related costs	(11)	+54.2%	X4.4	(22)	+4.2%
Net income on other assets	(49)	n.m.	n.m.	(49)	n.m.
Integration-related costs	-	n.m.	(100%)	(6)	+59.5%
Pre-tax income	**(44)**	**n.m.**	**n.m.**	**(11)**	**n.m.**
Tax	1	n.m.	n.m.	(13)	(9.7%)
Net income	**(43)**	**n.m.**	**n.m.**	**(24)**	**n.m.**
Net income before depreciation on goodwills	**6**	**(60.6%)**	**(17.6%)**	**25**	**(40.8%)**


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Factoring highlights

€m	Q3-05	Δ Q3/Q3	Δ Q3/Q2	9M-05	Δ 9M/9M
Net banking income	**47**	**+76.2%**	**(2.9%)**	**141**	**+82.1%**
Operating expenses	(30)	+72.7%	(5.7%)	(92)	+65.6%
Gross operating income	**17**	**+82.8%**	**+2.4%**	**49**	**X2.2**
Risk-related costs	-	n.m.	n.m.	(2)	(63.3%)
Integration-related costs	(3)	n.m.	(54.2%)	(11)	n.m.
Pre-tax income	**14**	**+93.2%**	**X2.2**	**36**	**X2.1**
Tax	(6)	X2.7	X30.5	(12)	X2.3
Net income	**8**	**+60.8%**	**+32.3%**	**24**	**+100.0%**



Asset management, insurance and private banking

Trends in assets under management (excluding double counting)


€bn
68.6
125.8
338.0
399.0
67.8
129.4
347.0
405.8
78.4
139.7
416.4
485.5
Sept 04
Dec 04
Sept 05
CAC 40 : 3,641
3,821
4,600

Total AUM : + 21,7%		
Private banking + 8.9%*	Life insurance + 11.0%	Asset managt + 22.4%*

* On a like-for-like basis and on comparable methods



Asset management, insurance and private banking

Asset management highlights

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**350**	**+15.5%**	**+10.5%**	**988**	**+13.2%**
Operating expenses	(178)	(10.3%)	(3.3%)	(538)	(1.8%)
Gross operating income	**172**	**+64.5%**	**+29.5%**	**450**	**+38.6%**
Risk-related costs	1	(63.6%)	(66.7%)	3	+7.4%
Net income on other assets	-	-	-	(2)	-
Equity affiliates	1	n.m.	n.m.	1	n.m.
Integration-related costs	5	n.m.	n.m.	(4)	n.m.
Pre-tax income	**179**	**+89.0%**	**+38.7%**	**448**	**+50.5%**
Tax	(65)	X2.1	+54.0%	(161)	+67.5%
Net income	**114**	**+80.6%**	**+31.2%**	**287**	**+42.4%**

* On a like-for-like basis and on comparable methods



Asset management, insurance and private banking

Insurance highlights

€ m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*
Net banking income	**341**	**+35.6%**	**+10.1%**	**983**	**+19.5%**
Operating expenses	(67)	+29.1%	(8.8%)	(206)	+23.2%
Gross operating income	**274**	**+37.3%**	**+15.9%**	**777**	**+18.5%**
Risk-related costs	-	(100%)	(100%)	-	n.s.
Equity affiliates	10	n.m.	X2.5	21	X 8,4
Integration-related costs	-	(100%)	(100%)	(16)	X 2,6
Pre-tax income	**284**	**+41.9%**	**+23.4%**	**782**	**+ 20,7%**
Tax	(104)	+65.6%	+83.6%	(254)	+ 17,2%
Net income	**180**	**+31.0%**	**+3.7%**	**528**	**+22.4%**

* On a like-for-like basis and on comparable methods



Asset management, insurance and private banking

Private banking highlights

€m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*
Net banking income	**125**	**+7.9%**	**+0.6%**	375	**+4.1%**
Operating expenses	(97)	(5.1%)	+4.8%	(286)	(4.3%)
Gross operating income	**28**	**X2.1**	**(11.7%)**	**89**	**+46.1%**
Risk-related costs	3	+60.0%	X16	4	n.m.
Equity affiliates	(2)	+100%	n.m.	-	(100%)
Integration-related costs	(3)	n.m.	(3.2%)	(8)	n.m.
Pre-tax income	**26**	**+68.4%**	**(12.1%)**	**85**	**+47.0%**
Tax	(6)	(8.5%)	(13.3%)	(22)	+22.7%
Net income	**20**	**X2.3**	**(11.7%)**	**63**	**+58.1%**

* On a like-for-like basis and on comparable methods


CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Results of financing activities

€m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*	Δ 9M/9M**
Net banking income	**464**	**+17.1%**	**(7.5%)**	**1,387**	**+9.3%**	**+10.3%**
Operating expenses	(202)	+3.5%	(3.9%)	(613)	(8.2%)	(7.6%)
Gross operating income	**262**	**+30.2%**	**(10.1%)**	**774**	**+28.6%**	**+30.2%**
Risk-related costs	(8)	+60.0%	n.m.	20	+100%	
Equity affiliates	33	+57.3%	+10.7%	85	+48.3%	
Net income on other assets	-	n.m.	n.m.	1	n.m.	
Pre-tax income on ordinary activities	**287**	**+32.2%**	(14.9%)	**881**	**+35.4%**	
Tax	(60)	+18.6%	(18.7%)	(192)	+23.9%	
Net income before integration-related costs	**227**	**+36.3%**	**(13.9%)**	**689**	**+39.0%**	
Cost/income ratio	**43.5%**	**(5.7 pts)**	**+1.6 pt**	**44.2%**	**(8.4 pts)**	
ROE				**15.7%**		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate


CREDIT AGRICOLE S.A.

Corporate and investment banking

Results of capital markets and investment banking

€ m	Q3-05	Δ Q3/Q3*	Δ Q3/Q2	9M-05	Δ 9M/9M*	Δ 9M/9M**
Net banking income	**643**	**+50.2%**	**+4.0%**	**1,871**	**+25.3%**	**+ 27,3%**
Operating expenses	(489)	+24.1%	+3.0%	(1,440)	+11.1%	+ 12,6%
Gross operating income	**154**	**X4.5**	**+7.4%**	**431**	**X2.2**	**X 2,2**
Risk-related costs	-	n.m.	n.m.	(4)	n.m.	
Equity affiliates	1	-	n.m.	1	-	
Net income on other assets	14	n.m.	n.m.	16	n.m.	
Pre-tax income on ordinary activities	**169**	**X3.1**	**+23.8%**	**444**	**X2.1**	
Tax	(39)	X2.7	+13.0%	(109)	X2.4	
Net income before integration-related costs	**130**	**X3.2**	**+27.5%**	**335**	**X2.1**	
Cost/income ratio	**76.0%**	**(16.1 pts)**	**(0.8 pt)**	**77.0%**	**(9.8 pts)**	
ROE				**18.2%**		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate



Proprietary asset management and other activities

Trends in main NBI aggregates

€m	9M-04	9M-05
Cost of financing	(826)	(892)
Financial management	408	331
Other business	68	138
Work-out activities	254	214
Net banking income	**(96)**	**(209)**



Crédit Agricole S.A. financial statements

Consolidated balance sheet at 30 September 2005 and 31 December 2004

€bn

Assets	31/12/04	30/09/05
Cash, central banks, French postal system	23.6	15.2
Financial assets at fair value per result	291.4	347.8
Financial assets available for sale	134.8	146.3
Loans and due from banks and customers	374.0	433.9
Financial assets held to maturity	19.0	20.0
Accrued income and sundry assets	57.1	84.8
Fixed assets	19.9	21.3
Goodwill	13.3	13.5
	933.1	1, 082.8

€bn

Liabilities	31/12/04	30/09/05
Central banks, French postal system	0.5	0.8
Financial liabilities at fair value per result	207.6	269.5
Payables to banks and customers	387.3	413.3
Debt securities in issue	93.1	104.6
Accrual and sundry liabilities	49.9	79.1
Insurance contract's technical reserves	141.8	157.8
Contingency reserves and subordinated debt	22.9	24.2
Shareholders' equity	26.1	29.4
Minority interests	3.9	4.1
	933.1	1,082.8


CREDIT
AGRICOLE S.A

2. ADDITONAL INFORMATION

- **Appointment of Jean-Yves Hocher as member of Crédit Agricole S.A.'s Executive Committee** *(press release dated 18 October, 2005)*

Jean-Yves Hocher, incumbent CEO of the Crédit Agricole Charente-Maritime Deux-Sèvres Regional Bank, will join Crédit Agricole S.A.'s Executive Committee effective as of 1 January 2006. He will be responsible for the Insurance business line, which includes Prédica, Pacifica, La Médicale de France and UAF Patrimoine. He will also succeed Michel Villatte as CEO of Prédica.

- **Appointments at LCL** *(press release dated 3 November, 2005)*

The board of directors of Crédit Lyonnais S.A., which met on 3 November, 2005, has made the following appointments:

- Georges Pauget, Chief Executive Officer of LCL - Le Crédit Lyonnais - since December 2003, is to replace Jean Laurent as Chairman of LCL. Mr Pauget is also Chief Executive Officer of Crédit Agricole S.A.;

- Christian Duvillet has been appointed Chief Executive Officer of LCL. Mr Duvillet was appointed Deputy Chief Executive Officer of LCL in September 2005, having been a director since 2003. Aged 56, Mr Duvillet has a degree in political science and a master's degree in law. Before joining the Executive Committee of LCL, he was Chief Executive Offi??r of Caisse Régionale de Crédit Agricole d'Aquitaine. After starting his career with the Société Générale group, Christian Duvillet joined Crédit Agricole in 1976, where he held senior management roles within various Regional Banks;

In addition, Pascal Célérier, Chief Executive Officer of Caisse Régionale du Crédit Agricole d'Ile de France, has been co-opted as director of LCL.

- **Crédit Agricole signs key agreement with China UnionPay (CUP) to accept CUP cards in France** *(press release dated 8 November, 2005)*

Crédit Agricole signed a major agreement with China UnionPay (CUP) in Shanghai on November 3rd; with a view to accepting CUP-compliant cards in France. The agreement was initialled by Bernard Michel, Director of Operations and Logistics and a member of the Executive Committee of Crédit Agricole S.A.; Véronique Flachaire, CEO of Cedicam, Crédit Agricole's payment systems subsidiary; and Yongchun Liu, Executive Vice President of CUP. CUP comprises 166 card-issuing institutions and manages interbank transactions and withdrawals made with its cards, both in China and internationally.

Under the agreement, the banks in the Crédit Agricole Group, that is to say the Regional Banks, LCL and Calyon, will take measures to accept payments made using CUP-compliant cards at merchants equipped with electronic payment terminals (EPTs) supplied by Crédit Agricole and LCL, as well as cash withdrawals from both banks' cash dispensers. In addition to assisting CUP cardholders, Crédit Agricole Regional Banks and LCL are providing a new service for the merchants they equip with EPTs.

A total of 400,000 Chinese tourists visited France in 2004, each spending an average €430. One million tourists are expected in 2005 and, further out, the number is likely to rise to tw? million. At the same time, China's electronic payments network Is growing spectacularly, with some 800 million cards currently in circulation. The percentage of card payments is rising quickly in urban areas. In major cities, card-based purchases accounted for more than 20% of retail sales at end 2004, close to the European average. For this reason, aside from its

immediate economic and commercial benefits, the partnership deal between Crédit Agricole and CUP has major potential and is therefore strategic.

The plan put in place by Cedicam will allow the Regional Banks and LCL to extract more value from their EPT and automated-teller networks. And Calyon has confirmed its intention of forging stronger links with the Chinese market. The pilot programme will be up and running by March 2006, and the key areas of focus in the immediate future will be the Paris metropolitan area, the Mediterranean Riviera and Monaco. The plan will be extended to the rest of France as part of the second stage of roll-out.

Electronic money helps to make banking more competitive and is thus an issue of major strategic importance. With the CUP agreement, the Crédit Agricole Group is underscoring its leadership position In the e-money market in France. It is also asserting its ambition to become a key player in the single European payments area that will come into being on 1 January 2008.

Crédit Agricole is the eighth-largest bank worldwide for card transactions, with a total of €59 billion in 2004, and has an overall share of some 33% of France's e-money market.

- **Reorganization of the Crédit Agricole S.A. Group as part of its development plan** *(press release dated 17 November, 2005)*

The Group's new configuration, which will be effective as of 1 January 2006, is in keeping with its previous organizational structure. It also takes into account the main strategic directions of the Crédit Agricole S.A. group's development plan, as approved by the Board of Directors on 16 November and which will be finalized and presented on 14 December 2005.

The new configuration is based on the following principles:

• Seven business lines:

- Two for Retail Banking: Regional Banks and LCL
- Specialized Financial Services
- Asset Management
- Insurance in France
- Corporate and Investment Banking
- Private equity

• Three divisions responsible primarily for coordinating activities in order to meet the aims and objectives of the development plan:

- The International Development division, which – in addition to coordinating activities in countries where the group already has a strong presence in multiple business lines – is responsible for activities with the priority of growth through acquisitions. This concerns in particular international retail banking, international insurance and private banking.
- The Development France division, which controls and coordinates the group's marketing and communications functions, as well as those concerning its mass distribution activities.
- The Corporate Development Division, which will design, coordinate and partly execute – in collaboration with the Regional Banks and all subsidiaries of the Crédit Agricole S.A. group – the corporate development plan, with the aim of generating economies of scale relating to the size and characteristics of the Crédit Agricole group as a whole.

• **Central Functions**: Human Resources, Finance, Risk Management, Audit, Compliance and Research, the integration of which will take into account the provisions of the new regulation no. 97-02.

In addition to Jean-Yves Hocher, who will be head of Insurance in France, the following will also join the Executive Committee:

- Alain STRUB, currently head of development of the Regional Banks, will be responsible for Risk Management and Permanent Controls
- Patrick GALLET, currently Chief Executive Officer of the Caisse Régionale de Savoie, will be in charge of Corporate Development
- Jacques LENORMAND, currently Advisor to the Chief Executive Officer, will be responsible for the coordination of Development France
- Agnès de CLERMONT TONNERRE, currently General Secretary of LCL, will be in charge of the General Secretariat

Furthermore, Jérôme BRUNEL, until now head of Group Human Resources and a member of the Executive Committee of LCL, will change responsibilities and become head of the Regional Banks division. He will also supervise the activities of the Private Equity division.

CREDIT AGRICOLE S.A. EXECUTIVE COMMITTEE:

Executive Team:

Georges Pauget	Chief Executive Officer
Edouard Esparbès	Deputy Chief Executive Officer

Heads of Business Lines:

Jérôme Brunel	Regional Banks – Private Equity
Christian Duvillet	Le Crédit Lyonnais (LCL)
Patrick Valroff	Specialised Financial Services
Edouard Esparbès	Corporate and Investment Banking
Thierry Coste	Asset Management
Jean-Yves Hocher	Insurance

Heads of Development divisions:

Jean-Frédéric de Leusse	International Development
Jacques Lenormand	Development France
Patrick Gallet	Corporate Development

Central Functions:

Gilles de Margerie	Finance & Strategy
Alain Strub	Risk Management & Permanent Controls
To be confirmed	Human Resources

Other members:

Jacques Baudouin	Deputy Chief Executive Officer, LCL
Marc Litzler	Deputy Chief Executive Officer, Calyon
Yves Perrier	Deputy Chief Executive Officer, Calyon
Aline Bec	Head of Bank Operations Information Systems, LCL
Ariberto Fassati	Head of Crédit Agricole S.A. Group for Italy
Marc Ghinsberg	Head of Management Control and Planning, Subsidiaries and Affiliates – Head of Strategy and Development

Jérôme Grivet	Calyon's Corporate Secretary and Head of Strategy, Finance and Organisation
Bernard Michel	Head of Operations and Logistics

Secretariat of the Executive Committee:

Agnès de Clermont Tonnerre

REGISTERED OFFICE OF THE ISSUER

91-93 boulevard Pasteur
75015 Paris

ARRANGER

Merrill Lynch Capital Markets (France) SAS

112 avenue Kléber
75761 Paris Cedex 16

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

CALYON
9, quai du Président Paul Doumer
92920 Paris La Défense Cedex

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Dresdner Bank Aktiengesellschaft
Jürgen - Ponto - Platz 1
D-60301 Frankfurt am Main

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Lehman Brothers International (Europe)
25 Bank Street
Canary Wharf
London E14 5LE

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

FISCAL AGENT, PRINCIPAL PAYING AGENT, CALCULATION AGENT

CREDIT AGRICOLE S.A.
91-93 boulevard Pasteur
75015 Paris

REGISTRAR, EXCHANGE AGENT, TRANSFER AGENT, ISSUING AGENT AND DTC PAYING AGENT

Citibank, N.A.

5 Carmelite Street

London EC4Y OPA

LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

CACEIS Bank Luxembourg

5, Allée Scheffer

P.O. Box 1104 Luxembourg

STATUTORY AUDITORS

Barbier Frinault & Autres
Ernst & Young
41, rue Ybry
92576 Neuilly Sur Seine Cedex

PricewaterhouseCoopers Audit
32, rue Guersant
75833 Paris Cedex 17

LEGAL ADVISERS

To the Issuer

in respect of English and United States law
Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
London EC2V 5EH

In respect of French law
Cleary Gottlieb Steen & Hamilton LLP
12, rue de Tilsitt
75008 Paris

To the Dealers

in respect of English, French and United States law
Linklaters
25, rue de Marignan
75008 Paris

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1K

Prospectus Supplement no. 2 dated February 20, 2006 to the Base Prospectus dated September 30, 2005

February 20, 2006

Please see attached.

Prospectus Supplement no. 2 dated 20 February 2006 to the Base Prospectus dated 30 September 2005



Crédit Agricole S.A.

including acting through its London Branch

(Incorporated with limited liability in the Republic of France)

Euro 25,000,000,000

Euro Medium Term Note Programme

Crédit Agricole S.A. (the "**Issuer**") may, subject to compliance with all relevant laws, regulations and directives, from time to time issue outside the Republic of France Euro Medium Term Notes (the "**Notes**") denominated in any currency (including euro) under its Euro 25,000,000,000 Euro Medium Term Note Programme initially established on 21st April 1999 (as amended, supplemented and restated from time to time, the "**Programme**"). The Issuer may act through its London branch for the purpose of issuing the Notes. The aggregate nominal amount of Notes outstanding (including those issued through the Issuer's London Branch) will not at any time exceed Euro 25,000,000,000 (or the equivalent in other currencies).

The Issuer has prepared this prospectus supplement no. 2 (the "**Prospectus Supplement no. 2**") to the Issuer's Base Prospectus dated 30 September 2005 as already supplemented by a Prospectus Supplement dated 23 November 2005 relating to the Programme (as supplemented, the "**Base Prospectus**") pursuant to article 16 of the Directive 2003/71/EC (the "**Prospectus Directive**").

This Prospectus Supplement no. 2 is supplemental to, and should be read in conjunction with, the Base Prospectus. Terms defined in the Base Prospectus shall have the same meaning when used in this Prospectus Supplement no. 2.

This Prospectus Supplement no. 2, the Base Prospectus, the documents incorporated by reference in the Prospectus Supplement no. 2 and the Base Prospectus as well as the Final Terms relating to series listed on the regulated market of the Luxembourg Stock Exchange are published on the website of the Luxembourg Stock Exchange (www.bourse.lu).

Arranger

Merrill Lynch International

Dealers

Barclays Capital	**CALYON Corporate and Investment Bank**
Citigroup	**Credit Suisse First Boston**
Dresdner Kleinwort Wasserstein	**Goldman Sachs International**
JP Morgan	**Lehman Brothers**
Merrill Lynch International	**Morgan Stanley**
Nomura International	**The Royal Bank of Scotland**
UBS Investment Bank	

TABLE OF CONTENTS

RESPONSIBILITY STATEMENT

This Prospectus Supplement no. 2 has been prepared for the purpose of giving additional information with regard to the Issuer. The Issuer (whose registered office appears on page 10 of this document), having taken all reasonable care to ensure that such is the case, confirms that the information contained in this Prospectus Supplement no. 2 is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect the import of the Base Prospectus and this Prospectus Supplement no. 2.

INCORPORATION BY REFERENCE

This Prospectus Supplement no. 2 should be read and construed in conjunction with (i) Chapter VII, paragraph E (pages 21 to 96) of the prospectus relating to subordinated notes redeemable at fixed rate and quarterly interests 4% February 2006/ February 2012-2018 (*titres subordonnés remboursables à taux fixe et interest trimestriels 4% février 2006/février 2012-2018*) approved by the French *Autorité des marchés financiers* on 13 February 2006 under visa no. 06-042 (the "**French Prospectus**") and (ii) the update A.06 dated 22 November 2005 ("**A.06**") to the Shelf-registration Document D.05-0233 dated 17 March 2005. The French Prospectus and the A.06 have been filed simultaneously with this Prospectus Supplement no. 2 with the Luxembourg competent authority for the purpose of the Prospectus Directive and the relevant implementing measures in the Grand Duchy of Luxembourg, and the information referred to in items (i) and (ii) above are hereby incorporated by reference herein and form part of this Prospectus Supplement no. 2; save that (A) the report of Mr. Georges Pauget, *Directeur général* of the Issuer on page 2 of A.06, shall not be deemed incorporated herein and (B) any statement contained in the A.06 shall be deemed to be modified or superseded for the purpose of the Base Prospectus to the extent that a statement contained in this Prospectus Supplement no. 2 or in the sections of the French Prospectus referred to in item (ii) above modify or supersede such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement no. 2.

The French Prospectus and the A.06 will be available on the website of the Luxembourg Stock Exchange (www.bourse.lu). For Luxembourg Stock Exchange purposes, the French Prospectus and the A.06 will also be available free of charge to the public at the premises of the Paying Agent in Luxembourg.

UPDATED CROSS-REFERENCE TABLE

The following table cross-references the pages of (i) the documents incorporated by reference in the Base Prospectus, (ii) the documents incorporated by reference in this Prospectus Supplement no. 2 and (iii) this Prospectus Supplement no. 2, with the main heading required under Annex IX of the Commission regulation No 809/2004 implementing the Prospectus Directive. Terms defined in the "Documents Incorporated by Reference" section of the Base Prospectus shall have the same meaning when used below.

ANNEX IX	Page no. in the Documents Incorporated by Reference
1. Persons responsible	
1.1. Persons responsible for the information	p. 200 SRD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 3 A.04, p. 4 A.05, p. 2 A.06
1.2. Statements by the persons responsible	p. 200 SRD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 3 A.04, p. 2 A.06
2. Statutory auditors	
2.1. Names and addresses of the issuer's auditors (together with their membership of a professional body)	p. 200 SRD, p. 2 A.01, p. 3-4 A.02, p. 3-4 A.03, p. 4 A.04, p. 4 A.05, p. 3 A.06
2.2. Change of situation of the auditors	p. 200 SRD, p. 2 A.01, p. 3-4 A.02, p. 3-4 A.03, p. 4 A.04, p. 4 A.05
3. Risk Factors	p. 60-75 SRD, p. 23-27 A.05
4. Information about the issuer	
4.1. History and development of the issuer	
4.1.1. Legal and commercial name	p. 182 SRD
4.1.2. Place of registration and registration number	p. 182 SRD
4.1.3. Date of incorporation and length of life	p. 182 SRD
4.1.4. Domicile, legal form, legislation, country of incorporation, address and telephone number	p. 182 SRD, last pages of SRD, A.01, A.02, A.03, A.04, A.05 and A.06
4.1.5. Recent events particular to the issuer which are to a material extent relevant to the evaluation of the issuer's solvency	p. 7-146 A.05, p. 4-54 of A.06, p. 20-96 of the French Prospectus
5. Business overview	
5.1. Principal activities	
5.1.1. Description of the issuer's principal activities	p. 16-25 SRD, p. 12-20 A.05
5.1.2. Competitive position	p. 16-25 SRD

ANNEX IX	Page no. in the Documents Incorporated by Reference
6. Organizational structure	
6.1. Description of the group and of the issuer's position within it	p. 14-15, 108-110 SRD, p. 6-7 A.01, p. 9-11 A.04
6.2. Dependence relationships within the group	p. 9 A.04
7. Trend information	p. 21-96 of the French Prospectus (except page p. 91 with respect to the "BNPA" figure)
7.1. Statement of no material adverse change	p. 11 A.04
8. Profit forecasts or estimates	p. 21 and 91 of the French Prospectus ("BNPA" figure only)
8.1. Principal assumptions	p. 21 of the French Prospectus
8.2. Statement	p. 8 of the Prospectus Supplement no 2
8.3. Comparable with historical financial information	p. 22 of the French Prospectus
9. Administrative, management and supervisory bodies	
9.1. Information concerning the administrative and management bodies	p. 99-102 SRD, p. 11-27 A.04, p. 21-24 A.05, p. 52-54 of A.06
9.2. Conflicts of interest	p. 86 SRD, p. 28 A.04, p. 21-24 A.05
10. Major shareholders	
10.1. Information concerning control	p. 8, 86, 185 SRD, p. 29 A.04, p. 20 A.05
10.2. Description of arrangements which may result in a change of control	N/A
11. Financial information concerning the issuer's assets and liabilities, financial position, and profits and losses	
11.1. Historical financial information	p. 103-167, 169-180 SRD, p. 51-115 A.01, p. 6-35 A.02, Financial statements 2003
11.2. Financial statements	p. 103-167 SRD, p. 51-115 A.01
11.3. Auditing of historical annual financial information	
11.3.1. Statement of audit of the historical financial information	p. 166-167, 179-180 SRD, p. 114-115 A.01, Financial statements 2003
11.3.2. Other audited information	N/A

ANNEX IX	Page no. in the Documents Incorporated by Reference
11.3.3. Unaudited data	p. 4, 7 and 18 A.06
11.4. Age of latest financial information	31 December 2004
11.5. Legal and arbitration proceedings	p. 73-75 SRD, p. 30 A.04, p. 26 of A.05
11.6. Significant change in the issuer's financial or trading position	p. 108-109, 189-190 SRD, p. 33 A.04
12. Material contracts	N/A
13. Third party information and statement by experts and declarations of any interest	
13.1. Information concerning the experts	
13.2. Information concerning the third party	p. 182 SRD, p. 33 A.04
14. Documents on display	

STATEMENT FROM THE ISSUER

The Issuer confirms that the profit forecasts set out on page 21 and 91 of the French Prospectus relating to a 10% increase of the Issuer's earnings per share for the period 2006-2008 is the only information on profit forecasts as defined under chapter 1, article 2, paragraph 10 of the Commission regulation No 809/2004 implementing the Prospectus Directive and that (i) such forecasts has been properly prepared on the basis stated (including the assumptions set out on page 22 of the French Prospectus) and (ii) the basis of accounting data used for the preparation of such forecasts is consistent with the accounting policies used by the Issuer for the preparation of the financial statements of the Crédit Agricole S.A. Group for the half-year ended 30 June 30 2005.

TAXATION

EU TAXATION

On 3 June 2003, the European Council of Economic and Finance Ministers adopted the Directive 2003/48/EC on the taxation of savings income (the "**Directive**"). Pursuant to the Directive and subject to a number of conditions being met, Member States are required, since 1 July 2005, to provide to the tax authorities of another Member State, *inter alia*, details of payments of interest within the meaning of the Directive (interests, products, premiums or other debt income) made by a paying agent located within its jurisdiction to, or for the benefit of, an individual resident in that other Member State (the "**Disclosure of Information Method**").

For these purposes, the term "paying agent" is defined widely and includes in particular any economic operator who is responsible for making interest payments, within the meaning of the Directive, for the immediate benefit of individuals.

However, throughout a transitional period, certain Member States (the Grand-Duchy of Luxembourg, Belgium and Austria), instead of using the Disclosure of Information Method used by other Member States, unless the relevant beneficial owner of such payment elects for the Disclosure of Information Method, withhold an amount on interest payments. The rate of such withholding tax equals 15% during the first three years, 20% during the subsequent three years and 35% until the end of the transitional period.

Such transitional period will end at the end of the first full fiscal year following the later of (i) the date of entry into force of an agreement between the European Community, following a unanimous decision of the European Council, and the last of Switzerland, Liechtenstein, San Marino, Monaco and Andorra, providing for the exchange of information upon request as defined in the OECD Model Agreement on Exchange of Information on Tax Matters released on 18 April 2002 (the "**OECD Model Agreement**") with respect to interest payments within the meaning of the Directive, in addition to the simultaneous application by those same countries of a withholding tax on such payments at the rate applicable for the corresponding periods mentioned above and (ii) the date on which the European Council unanimously agrees that the United States of America is committed to exchange of information upon request as defined in the OECD Model Agreement with respect to interest payments within the meaning of the Directive.

A number of non-EU countries and dependent or associated territories have agreed to adopt similar measures (transitional withholding or exchange of information) with effect since 1 July 2005.

LUXEMBOURG – TAXATION

Under Luxembourg tax law currently in effect and with the possible exception of interest paid to individual Noteholders or Noteholders that are Residual Entities (as defined below), there is no withholding tax on payments of interest (including accrued but unpaid interest). There is also no Luxembourg withholding tax, with the possible exception of interest paid to individual Noteholders or Noteholders that are Residual Entities (as defined below), upon repayment of the principal in case of reimbursement, redemption, repurchase or exchange of the Notes.

Luxembourg non-resident individuals

Under the Directive and the Luxembourg laws dated 21 June 2005 implementing the Directive, as defined above, and several agreements concluded between Luxembourg and certain dependent territories of the European Union, a Luxembourg based paying agent (within the meaning of the Directive) is required since 1 July 2005 to withhold tax on interest and other similar income paid by it to (or under certain circumstances, to the benefit of) an individual resident in another Member State or a residual entity in the sense of article 4.2. of the Directive ("**Residual Entities**"), established in another Member State of the European Union unless the beneficiary of the interest payments elects for an exchange of information. The same regime applies to payments to individuals or Residual Entities resident in any of the following territories: Netherlands Antilles, Aruba,

Guernsey, Jersey, the Isle of Man, Montserrat, the British Virgin Islands, the Turks and Caicos Islands and Anguilla..

The withholding tax rate is initially 15%, increasing steadily to 20% and to 35%. The withholding tax system will only apply during a transitional period, the ending of which depends on the conclusion of certain agreements relating to information exchange with certain other countries.

Luxembourg resident individuals

A 10% withholding tax has been introduced, as from 1 January 2006 on interest payments made by Luxembourg paying agents (defined in the same way as in the Directive) to Luxembourg individual residents. Only interest accrued after 1 July 2005 falls within the scope of this withholding tax. Income from current accounts provided that the interest rate is not higher than 0,75% are exempt from the withholding tax. Furthermore, interest which is accrued once a year on savings accounts (short and long term) and which does not exceed €250 per person and per paying agent is exempt from the withholding tax. This withholding tax represents the final tax liability for the Luxembourg individual resident taxpayers.

REGISTERED OFFICE OF THE ISSUER

91-93 boulevard Pasteur
75015 Paris

ARRANGER

Merrill Lynch Capital Markets (France) SAS

112 avenue Kléber

75761 Paris Cedex 16

DEALERS

Barclays Bank PLC

5 The North Colonnade

Canary Wharf

London E14 4BB

CALYON

9, quai du Président Paul Doumer

92920 Paris La Défense Cedex

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

Credit Suisse First Boston (Europe) Limited

One Cabot Square

London E14 4QJ

Dresdner Bank Aktiengesellschaft

Jürgen - Ponto - Platz 1
D-60301 Frankfurt am Main

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

J.P. Morgan Securities Ltd.

125 London Wall

London EC2Y 5AJ

Lehman Brothers International (Europe)

25 Bank Street

Canary Wharf

London E14 5LE

Merrill Lynch International

Merrill Lynch Financial Centre

2 King Edward Street

London EC1A 1HQ

Morgan Stanley & Co. International Limited

25 Cabot Square

Canary Wharf

London E14 4QA

Nomura International plc

Nomura House

1 St Martin's-le-Grand

London EC1A 4NP

The Royal Bank of Scotland plc

135 Bishopsgate

London EC2M 3UR

UBS Limited

1 Finsbury Avenue

London EC2M 2PP

FISCAL AGENT, PRINCIPAL PAYING AGENT, CALCULATION AGENT

CREDIT AGRICOLE S.A.
91-93 boulevard Pasteur
75015 Paris

REGISTRAR, EXCHANGE AGENT, TRANSFER AGENT, ISSUING AGENT AND DTC PAYING AGENT

Citibank, N.A.
5 Carmelite Street
London EC4Y OPA

LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

CACEIS Bank Luxembourg
5, Allée Scheffer
P.O. Box 1104 Luxembourg

STATUTORY AUDITORS

Barbier Frinault & Autres
Ernst & Young
41, rue Ybry
92576 Neuilly Sur Seine Cedex

PricewaterhouseCoopers Audit
32, rue Guersant
75833 Paris Cedex 17

LEGAL ADVISERS

To the Issuer

in respect of English and United States law
Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
London EC2V 5EH

In respect of French law
Cleary Gottlieb Steen & Hamilton LLP
12, rue de Tilsitt
75008 Paris

To the Dealers

in respect of English, French and United States law
Linklaters
25, rue de Marignan
75008 Paris

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through February 28, 2006

Please see attached.

Print

Appointments at the Corporate Development division

February, 3th 2006

Press release

In connection with the implementation of Crédit Agricole S.A.'s Strategic Development Plan, the following appointments will be mac within the Corporate Development division overseen by Patrick Gallet:

Bernard Michel is to assume responsibility for the Property department to foster expansion of service activities. To forge ties between this department and Predica, his appointment as the latter's Vice Chairman will be on the agenda of the subsidiary's ne Board of Directors' Meeting. n addition, he will continue to take charge of the Purchasing and Logistics department.

Aline Bec is to assume responsibility for the Group's IT (SIG Group IT Systems) and will be appointed Chief Executive Officer c the SILCA IT production EIG She will also be in charge of the corporate development project team.

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ALPHA CREDIT

FINAREF

PRESS RELEASE

Finaref (Crédit Agricole) and Alpha Crédit (Fortis) to form Finalia, a jointly owned consumer credit company in Belgium

Paris and Brussels, 6 February 2006 **Alpha Crédit, a subsidiary of Fortis, is partnering Finaref, a Crédit Agricole subsidiary, to form a joint Brussels-based company called Finalia. Under the agreement, which is subject to the approval of the Belgian and European authorities, the new entity will be 51% owned by Finaref and 49% by Alpha Crédit. The chairman of the board of directors, appointed by Finaref, will be Laurent Garin, and the chief executive, chosen by Alpha Crédit, will be Marc Smet, who will manage Finalia's operations.**

The joint company will provide consumer financial services for the large and medium-sized retail sector (ex automobile). These services will include consumer credit, issuance and administration of private-label and co-branded store cards linked to revolving credit accounts, and the distribution of payment protection insurance for loans granted by the company.

Finaref is providing Finalia with its portfolio of Belgian customers who shop with La Redoute and Fnac, together with its skills in managing partner retailers. Alpha Crédit will contribute in-depth knowledge of the Belgian market and its credit issuance and management platforms.

Commenting on the agreement Hubert de Pelet, Chairman of the Executive Board of Finaref, said: "Through Finalia, Finaref will be able to pursue its expansion in Europe with the backing of a key player in the Belgian consumer credit market. Our group has built a relationship of trust with Alpha Crédit in recent years, and we are convinced that Finalia will allow us to enhance our services for the customers of our partners, Fnac and La Redoute".

Bart Vervenne, a director of Alpha Crédit, added: "We already have strong positions in the automobile credit market in Belgium. With this partnership, we are seeking to bolster our market share in the retail sector, particularly for home equipment. Our choice of Finaref, with its knowledge of retailing, is totally consistent with that approach".

ABOUT FINAREF

Finaref is market leader in France for private-label cards and distance selling of financial services. Part of the Crédit Agricole S.A group, it operates in two complementary sectors: credit and insurance. Active in France and internationally, Finaref specialises in the design and distance selling of financial services to the customers of its partner retailers, who include La Redoute, Fnac, Printemps, Club Méditerranée, Surcouf, Verbaudet, and Cyrillus. It also offers payment protection insurance to European financial companies such as Agos, Lukas, CreditPlus, Finconsum and Credibom.

With €5 billion under management in 2004, Finaref originated €3 billion in loans. It develops through a multi-channel distribution strategy that combines direct selling via call centres and e-commerce websites with a network of 250 sales outlets at partner locations.
www.finaref.fr

ABOUT ALPHA CREDIT

Alpha Crédit, a wholly owned subsidiary of Fortis, is a key player in the Belgian consumer credit sector. In its home market, it designs and distributes products to consumers through the Fortis group's networks, automotive dealership networks (Renault, Toyota, Nissan, etc.) and mass retail chains such as Cora.

Alpha Crédit also operates in Luxembourg and the Netherlands as well as in Switzerland (through Genève Crédit Leasing). It had €875 million under management in 2005 and originated loans worth €561 million. The company develops primarily through partnerships in the banking, retail and automotive sectors.
www.fortis.com

ABOUT FORTIS

Fortis is an international financial services provider engaged in banking and insurance. We offer our personal, business and institutional customers a comprehensive package of products and services through our own channels, in collaboration with intermediaries and through other distribution partners.

With a market capitalisation of EUR 37.34 billion (31/01/2006), Fortis ranks among the twenty largest financial institutions in Europe. Our sound solvency position, our presence in 44 countries and our dedicated, professional workforce of 56,000 enable us to combine global strength with local flexibility and provide our clients with optimum support.
More information is available on www.fortis.com <http://www.fortis.com

CALYON
CORPORATE AND INVESTMENT BANK

omicron

Paris, 7th February 2006

Press release

Calyon acquired 100% of the share capital of Omicron Invest Management GmbH

Calyon acquired 100% of the share capital of Omicron Invest Management GmbH.

Calyon, the corporate and investment bank of Credit Agricole group, acquired 100% of the share capital of Omicron Invest Management GmbH, a fully licensed CDO management company based in Vienna, founded by Messrs Marcus Klug and Manfred Exenberger.

Marcus Klug and Manfred Exenberger will bring to Calyon their experience in the management of CDOs invested in ABS/MBS/CDOs, operational management expertise and access to investors. They have been active in developing quantitative models to capture the complex risks of CDOs and will continue to build on this cutting edge technology with their partners.

The founders of Omicron will continue to manage the business at arm's length and will work closely with the other existing CDO Management activities of Calyon (in New York, London and Paris) in order to position these activities as an integrated structured credit platform, with a particular collateral focus on leveraged loans, ABS/MBS and CDOs.

Calyon is authorised by Commission Bancaire in France and by The Financial Services Authority; regulated by The Financial Services Authority for the conduct of UK business.

About Omicron Invest Management GmbH

Omicron was established in November 2005 by Messr Marcus Klug and Manfred Exenberger, after their contracts with UNIQA Alternative Investments GmbH had expired at the end of October. The management team had previously founded UNIQA group's third party structured credit asset management business in 2002 where they bulit UNIQA Alternative Investments into a company with international reputation and with EUR 1.5 billion in assets under management focusing on managed CDOs and structured credit (hedge) funds. They have been in the business of managing CDO/ABS/MBS portfolios and credit funds since 1999 and have an outstanding track record in this field.


I·DE·A·M
INTEGRAL
DEVELOPMENT
ASSET MANAGEMENT

Innovest
STRATEGIC VALUE ADVISORS

PRESS RELEASE

IDEAM, a subsidiary of Crédit Agricole Asset Management Group, to become first European investor to align its investments with the Global Compact principles.

Paris, February 8, 2006 – IDEAM, the SRI arm of Crédit Agricole Asset Management Group, has agreed to use a new investment screening tool, Global Compact Plus, developed by Innovest Strategic Value Advisors, across all its investments.

This tool has been designed to assist investors when assessing companies' relative capabilities and strategic positioning in addressing the competitive risks, challenges, and opportunities posed by the ten principles of the United Nations Global Compact.

"As specialist SRI investors in Europe, we know that a company's performance on environmental, social, and governance (ESG) issues is becoming increasingly critical to its competitiveness, profitability, and share price performance", said IDEAM's president Xavier de Bayser. "The Global Compact is rapidly becoming the international "gold standard" for Corporate Socially Responsible performance. We intend to screen all our investment funds (around 1.2 billion euros assets under management) to ensure that none of our investments are in conflict with any of the ten principles of the Global Compact".

Global Compact Plus builds on Innovest's ten year track record researching international companies. It differs from existing screening tools in at least three respects: it explicitly acknowledges that not all ESG issues are of equal significance in each industry sector; it goes beyond a pro-forma assessment of what companies say, and focuses on what they actually do; and it provides "best-in-class" rankings of companies, benchmarking same-sector peer groups.

Georg Kell, Executive Head of the Global Compact, said, "The active engagement of both companies and their investors is absolutely essential in giving the Global Compact Principles real traction on the ground. Innovest's new tool, combined with its international reputation, represents a major milestone in that direction. We very much welcome its arrival on the international scene."

.../...

IDEAM (Integral Development Asset Management), subsidiary of Crédit Agricole Asset Management Group, is a portfolio management company exclusively dedicated to Socially

Responsible Investment. It currently manages assets of 1.2 billion euros. Its management philosophy centres on the selection of stocks based on sustainable development criteria, and takes a variety of forms within disciplined processes that are adapted to clients' needs, be they French and international institutional investors, companies or individuals.
Internet site: www.ideam.fr

Innovest Strategic Value Advisors is an internationally recognized, independent research firm specializing in non-traditional sources of investment risk and out-performance, including companies' performance on environmental, social, and strategic governance issues. Innovest's major strategic investor is ABP, the largest pension fund in Europe. Its chairman, Jim Martin, was chief investment officer for TIAA-CREF, one of the largest pension funds in the world, for over fifteen years. The firm's founder and Chief Executive, Dr. Matthew Kiernan, is a former partner with KPMG and director of the World Council for Sustainable Development in Geneva. In addition to ABP, the firm's other clients include Cazenove Capital, BP Investments, Henderson Global Investors, HSBC Asset Management, UBS and the England & Wales Environment Agency. The firm currently has over £1.1 billion million under direct sub-advisory mandates, and has clients in 20 countries. Innovest has offices in New York, London, Paris, Toronto, Sydney, and San Francisco.

Appointment at Human Resources division of the Crédit Agricole S.A. Group

Paris, 13 February 2006

Appointment

Marie-Christine Dumonal is appointed head of Human Resources of the Crédit Agricole S.A. Group with effect from 1 March 2006. She will be a member of the Executive Committee.

Marie-Christine Dumonal will take over from Jérôme Brunel, who was appointed Head of the Regional Banks and Private Equity business lines on 1 January 2006. He had retained his responsibilities within Group Human Resources during the transitional perio

Marie-Christine Dumonal has an excellent knowledge of the Crédit Agricole Group, having conducted several consultancy assignments at the Regional Banks, Crédit Agricole S.A. and LCL.

* * *

Until now, Marie-Christine Dumonal was manager of the consultancy firm she created in 1986 (change strategy, training and coaching). Since 1989, she has also been a lecturer at the Lyon Management School.

She has a post-graduate degree in business and management studies from the University of Lyon III, a masters of arts degree and also a graduate of the University of Lyon Business and Management School (IAE).

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CRÉDIT AGRICOLE S.A.



ESPÍRITO SANTO FINANCIAL GROUP S.A.

BANCO ESPIRITO SANTO

Espírito Santo Financial Group S.A. and Crédit Agricole S.A. to strengthen their partnership in Portuguese bancassurance

Espírito Santo Financial Group S.A. to develop further its non-bancassurance businesses and to de-leverage its balance sheet

Luxembourg, Lisbon, Paris, 20 February 2006 - Espírito Santo Financial Group S.A. ("ESFG") and Crédit Agricole S.A. ("CASA") have agreed that CASA will acquire 50% of the capital and have management control of the life and non-life *bancassurance* subsidiaries of ESFG in Portugal, respectively Tranquilidade Vida and Espírito Santo Seguros. Simultaneously, Banco Espírito Santo ("BES"), a subsidiary of ESFG, will acquire the other 50% of the capital of Tranquilidade Vida and will hold 25% of the capital of Espírito Santo Seguros while Tranquilidade Seguros will continue to own 25%. In addition, ESFG will have 100% ownership of Tranquilidade Seguros (buying out the minority interests indirectly owned by CASA) which will be the vehicle for conducting the non-bancassurance operations of the group. In addition, ESFG will use the proceeds of this restructuring to de-leverage its consolidated balance sheet.

Strategic Rationale

- For **CASA**, these transactions fit with its strategy to develop *bancassurance* as one of the drivers of its international expansion. They also testify of the quality of CASA's long-standing partnership with ESFG. The partnership between the two groups in *bancassurance* in Portugal offer significant value creation opportunities by combining CASA's *bancassurance* expertise with the broad customer base, distribution capabilities and market knowledge of BES.

- In turn, after these transactions, **BES** will be able to diversify further its revenue base and participate more directly in the increasingly important life and non-life *bancassurance* activities directed at its own large customer base of more than 1.5 million customers. These activities will also allow BES to benefit more directly from the convergence of banking and insurance products, especially in the life pensions business, where it already has a leading market share in the Portuguese market.

- For **ESFG**, these transactions will streamline and focus the structure of its non-life agent business (whilst still maintaining an indirect interest in the *bancassurance* business through its stake in BES) and increase the range of its products by adding profitable non-*bancassurance* life business to its current portfolio of traditional non life products. The company's agents will continue to emphasise the more recent and rapidly increasing area of sales of selected banking products originating from BES, through *assurfinance*. In addition, these transactions will enable ESFG to increase its financial flexibility by de-leveraging its consolidated balance sheet.

Structure of the transactions

The transactions will consist of (a) a joint acquisition of Tranquilidade Vida by CASA and BES with each of them holding a 50% stake in the company, and (b) an acquisition by CASA of a 50% stake in Espírito Santo Seguros, with BES holding 25% and Tranquilidade Seguros maintaining its 25% shareholding in the company. Subject to EGM approval, BES will finance the above mentioned acquisition by issuing new shares in 2006.

CASA will have the management control of both Tranquilidade Vida and Espírito Santo Seguros, while BES will be responsible for the distribution of all products from those companies. Both companies will enter into a 25-year distribution agreement with BES.

In addition, ESFG will acquire the 33.3% stake indirectly owned by CASA in Tranquilidade Seguros, the non-life non-bancassurance insurance subsidiary of ESFG. Alongside this operation, Tranquilidade Vida's life insurance portfolio originated via the broker and agent channel will be transferred from Tranquilidade Vida to Tranquilidade Seguros.

Valuations

The transactions will value 100% of the bancassurance activities of Tranquilidade Vida at €900 million and Espírito Santo Seguros at €80 million.

The total consideration for 100% of Tranquilidade Seguros will be €398 million including the capital gains on its stakes in Tranquilidade Vida and Espírito Santo Seguros. Tranquilidade Vida's broker and agent portfolio transferred to Tranquilidade Seguros will be valued at €50 million.

Timing

These transactions are likely to be completed in the second quarter of 2006, and are subject to the approval of the relevant authorities.

About ESFG and BES

ESFG is an international financial services holding company incorporated in Luxembourg.
Its operations are mainly concentrated in Portugal and currently covering the following areas of business:

- banking, through BES, third largest commercial bank in Portugal with a 18% market share
- non-life traditional insurance, through Tranquilidade Seguros
- life and non-life *bancassurance*, through Tranquilidade Vida and Espírito Santo Seguros whose products are marketed through the branch network of BES

After this transaction, ESFG will completely own and control all the life and non-life insurance activities carried out by Tranquilidade Seguros distributed through its network of agents and brokers as well as continuing its *assurfinance* activities with BES.

About Tranquilidade Vida and Espírito Santo Seguros

In 2005 Tranquilidade Vida had a premium income of €1.2 billion (of which approximately 6% through Tranquilidade Seguros' brokers and agents), a market share of 17.6% and almost €6 billion in assets under management. It is the third largest life insurance company in Portugal. The Company is also the leading provider of pensions and savings products in the Portuguese insurance market with nearly 30% of market share. Following this transaction, Tranquilidade Vida will cease to include in its portfolio and operations all business carried out through the agent and broker network of Tranquilidade Seguros and focus instead on the products to be marketed through the distribution network of BES, which will be its sole distribution channel.

Espírito Santo Seguros had premium income of €62 million in 2005 and ranks among the top ten companies in Health and Household Insurance in Portugal with more than 5% market share in each segment.

About Tranquilidade Seguros

Tranquilidade Seguros is, with a premium income of €365 million at year-end 2005 and a market share of 8.5%, the third largest non-life insurer in Portugal. The Company operates independently of the bancassurance activities of Tranquilidade Vida and Espírito Santo Seguros in all non-life segments through an extensive network of brokers and agents. After acquiring the life agent business portfolio from Tranquilidade Vida, Tranquilidade Seguros will be selling its own life and non-life products through its extensive agent and broker network.

About CASA's insurance operations

CASA is one of the pioneers and leading company on the French *bancassurance* market.

Twenty years after its creation, CASA's life insurance subsidiary Predica has become the leading *bancassurance* company and the second largest life insurer in France, with a market share above 15% in terms of assets managed, more than €144 billion in funds under management, and revenues of more than €18 billion in 2005.

CASA is also a leading player in the French non-life market via its subsidiary Pacifica, which is one of the top ten non-life players in France, with revenues of more than €1.0 billion in 2005.

In addition, CASA's creditor insurance subsidiary, Finaref Assurances, has been expanding rapidly its operations.

Further details on Banca Intesa

Paris, 22 February 2006

BANCA INTESA

Further to the recent articles in the Italian and French media, Credit Agricole S.A would like to clarify that the number of shares hel(in Banca Intesa remains the same as the number published in the 2004 Annual Report, there has been no change to the holding. Any change in Credit Agricole S.A.'s participation in Banca Intesa would be submitted for review to the members of the shareholde pact.

Regarding any potential transaction or merger between Banca Intesa and any other Italian bank, Credit Agricole S.A. would like make to make clear that no such project has been put forward to the steering committee of the shareholder pact.

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Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2

Presentation entitled "Acquisition of 50% and management control of the bancassurance subsidiaries of the Espirito Santo Group in Portugal"

February 20, 2006

Please see attached.



CRÉDIT
AGRICOLE S.A.

Acquisition of 50% and management control of the bancassurance subsidiaries of the Espírito Santo Group in Portugal

20 February 2006

Contents



Overview of the transaction[a]

- **Crédit Agricole S.A. ("C.A. s.a.")** acquires 50% of the capital and takes management control of the life and non-life bancassurance subsidiaries of the Espírito Santo Group in Portugal,
  - **Tranquilidade Vida**, life bancassurance company ("TV")
  - **Espírito Santo Seguros**, non-life bancassurance company ("ESS")
- **Banco Espírito Santo ("BES")** acquires the other 50% of TV's capital and continues to hold a 25% stake in ESS. BES will distribute, within the framework of a 25-year agreement, TV and ESS' products through its network
- **C.A. s.a. will divest to Espírito Santo Financial Group ("ESFG")** its indirect 33% interest in Tranquilidade Seguros ("TS"), ESFG's traditional insurance business. TV's products portfolio originated via the broker and agent channel will be transferred to TS

(a) Subject to the approval of the relevant authorities

Restructuring of Espírito Santo Financial Group Insurance Operations



Before
After(a)
67.4%
ESFG
66.7%
Partran
100%
TS
C.A. s.a.
33.3%
32.6%
Bespar
42%
BES
8.8%
65.5%
TV
25%
ESS
25%
40%
35%
67.4%
ESFG
100%
Partran
100%
TS
C.A. s.a.
32.6%
Bespar
42%
BES
8.8%
50%
TV
50%
50%
ESS
25%
25%
Traditional Insurance
Bancassurance
Life Bancassurance
Non-life Bancassurance
Traditional Insurance

- Separation of the bancassurance and traditional insurance activities
  - TV and ESS - bancassurance companies under C.A. s.a. control in partnership with BES who is in charge of products distribution
  - TS - traditional insurance company under the exclusive control of ESFG
- Simplification of the ownership structure

(a) As of 20 February 2006

The future C.A. s.a.-BES bancassurance partnership in Portugal



C.A. s.a.
BES
Tranquilidade Seguros
50%
50%
Tranquilidade Vida
50%
25%
25%
Espírito Santo Seguros
Life Bancassurance
Non-life Bancassurance

- A more integrated bancassurance group:
  - The manufacturer and the distributor are more directly connected: BES becomes a direct shareholder of TV and ESS
  - Crédit Agricole becomes a direct shareholder and controls the management of TV and ESS



Transaction rationale for Crédit Agricole S.A.

- **Reinforces the long-standing alliance between C.A. s.a. and ESFG**
  - By strengthening the ownership links at the level of BES, 3rd Portuguese banking group, with a market share of 18%
  - By implementing a direct partnership in life and non-life bancassurance between C.A. s.a. and BES
- **Clarifies and simplifies the ownership structure of the insurance subsidiaries**
  - C.A. s.a takes direct interest of 50% in TV and ESS and increases economic interest from around 30% to around 61% in TV and 56% in ESS
  - C.A. s.a. takes management control of the bancassurance companies and fully consolidates them
  - C.A. s.a. divests its interest in the traditional insurance operations
- **Offers significant value creation opportunities**
  - Reinforces know-how synergies between Crédit Agricole's bancassurance expertise and BES' Portuguese banking market expertise
  - Reinforces Crédit Agricole's presence in the fast growing and high margin Portuguese insurance market
- **Fits with C.A. s.a's international development plan for its specialised business lines**
  - Represents a key stepping stone in the international development of the Group's insurance operations
  - Sets a benchmark for the international development of the Group's bancassurance model



Alliance between C.A. s.a.'s expertise in "integrated bancassurance" and BES' distribution capabilities

C.A. s.a.'s expertise in "integrated bancassurance"

- Pioneer and leader in French bancassurance
- Predica is the N°1 life bancassurer and the N°2 life insurer in France with more than 20 years of experience
- Pacifica is the 2nd non-life bancassurer in France with more than 15 years of experience
- Experience with international partnerships

Tranquilidade Vida

Espírito Santo Seguros

BES' distribution capabilities

- 3rd banking group in Portugal with approximately 644 branches and 18% market share
- Strong brand name and recognised dynamism
- Client base:
  - 1.5 million clients
  - +120,000 new clients in 2005
- 25-year distribution contract with TV and ESS

Corporate governance principles for TV and ESS

For each company:

- C.A. s.a. holds a majority at the Board of Directors *(5 directors proposed by C.A. s.a., 4 by BES)*
  - The non executive Chairman is proposed by BES
- Management is delegated to an Executive Commitee composed of 3 members *(2 proposed by C.A. s.a., 1 by BES)*
  - The Chief Executive Officer and Chief Financial Officer are proposed by C.A. s.a.
  - The Chief Operating Officer is proposed by BES

C.A. s.a. will have management control of Tranquilidade Vida and Espírito Santo Seguros

Contents



Tranquilidade Vida

Key financials[a]

Revenues:	€ 1.2 bn
Technical provisions:	~ € 6 bn
Solvency ratio:	197%
Number of policies:	~1 million

Split of 2005 premiums[b] by products


Traditional and Mixed Products 8.2%
Pension Products 41.5%
Capitalisation Products 50.3%

Total: € 1.2 bn

Tranquilidade Vida is the 3rd life insurer in Portugal with a market share of 17.6%[c]. The company has a diversified revenue stream and is market leader for Pension Products with a 30% market share

(a) Unaudited 2005 IAS figures
(b) Gross written premiums
(c) Based on technical provisions
Source: Instituto de Seguros de Portugal

Espírito Santo Seguros

Key financials[a]

Revenues:	€ 61.8 m
Combined ratio:	94.5%
Solvency ratio:	214%
Number of policies:	> 336 000

Evolution of ESS' premiums[b] (€ m)



29.4
29%
33%
50.3
35%
37%
28%
61.8
35%
36%
29%
2001
2003
2005
Household
Motor
Health

Espírito Santo Seguros ranks among the top 10 companies for Health and Household Insurance in Portugal, with a market share above 5%

(a) Unaudited 2005 IAS figures
(b) Gross written premiums
Source: Instituto de Seguros de Portugal

Contents



Key financial terms of the transaction

- Valuation of **TV's bancassurance operations** (100%): **€ 900 m**
- Valuation of **ESS** (100%): **€ 80 m**
- These valuations are based on a 25-year distribution agreement between the Companies and BES. A clawback price adjustment mechanism is in place should TV and ESS fail to reach the commercial targets set for the 2005-2009 period
- Valuation of **Tranquilidade Seguros** (100%): € 398 m[a]
- Valuation of **TV's broker and agent product portfolio** to be transferred to Tranquilidade Seguros: € 50 m

(a) Includes the post-tax capital gains related to Tranquilidade Seguros' stakes in TV and ESS



Contents



The Portuguese life insurance market


2004 life premiums(a) per capita ($)
Penetration Rate(b)
United Kingdom
3,190
8.9%
Ireland
2,617
5.7%
Finland
2,461
6.9%
Denmark
2,310
5.1%
Belgium
2,291
6.7%
France
2,150
6.4%
Netherlands
1,937
5.4%
Sweden
1,764
4.6%
Italy
1,417
4.9%
Germany
1,021
3.1%
Luxembourg
1,007
1.4%
Austria
955
2.6%
Portugal
768
4.7%
Spain
572
2.4%

(a) Gross written premiums
(b) As a % of GDP
Source: Sigma Swiss Re

- A market in excess of € 6bn
- CAGR 1998-2004: +13% vs. +7% for France
- One of the lowest penetration rates in Europe
- Strong potential for long term growth
- High margins and profitability compared with other European countries
- Highly concentrated distribution, mostly through bank channels

The Portuguese non-life insurance market



2004 non-life premiums(a) per capita ($)
Penetration rate(b)
Netherlands 1,663 4.7%
Luxembourg 1,556 2.2%
Ireland 1,474 3.2%
United Kingdom 1,318 3.7%
Denmark 1,310 2.9%
Germany 1,265 3.9%
Austria 1,204 3.3%
France 1,058 3.1%
Belgium 984 2.9%
Sweden 926 2.4%
Italy 801 2.7%
Spain 783 3.3%
Finland 673 1.9%
Slovenia 649 4.0%
Portugal 525 3.2%

(a) Gross written premiums
(b) As a % of GDP
Source: Sigma Swiss Re

- A market of € 4.3 bn
- CAGR 1998-2004: +7.5% vs. +5% for France
- A low penetration rate relative to other European countries
- A highly fragmented market with some specialised players
- Distribution mostly through direct or agent/broker channels

Life and non-life insurance market shares in Portugal

2005 market share in life insurance[a]


BCP Fortis
24.1%
CGD
20.5%
Tranquilidade Vida
17.6%
BPI Vida
11.2%
Santander
8.3%

(a) Based on technical provisions
(b) Based on gross written premiums
Source: *Instituto de Seguros de Portugal*

2005 market shares in non-life insurance[b]


Fidelidade
21.5%
Imperio
13.8%
AXA
9.0%
Tranquilidade
8.9%
Allianz
7.4%
Zurich
7.3%
Açoreana
4.1%
Ocidental
3.6%
Global
3.4%
Lusitania
3.2%
Liberty
3.2%
Real
3.0%
Victoria
2.5%
Mapfre
2.3%
Rural
1.5%
ESS
1.5%

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

February 6, 2006

Please see attached English language translation.

Exhibit 3.3A

English translation from French

Crédit Agricole S.A. AMF Notice published February 6, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 01/26/2006 AND 02/02/2006

date of transaction	number of shares	weighted average price	amount
sale on 01/26/2006	29,352	28.40	833,596.80
sale on 01/27/2006	31,881	28.61	912,115.41
sale on 01/30/2006	13,540	28.99	392,524.60
sale on 01/31/2006	9,461	29.08	275,125.88
sale on 02/01/2006	2,859	29.26	83,654.34
sale on 02/02/2006	25,347	29.38	774,074.86
	113,440	**28.84**	**3,271,091.89**

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3B

AMF publication listing declaration by Crédit Agricole
regarding transactions in its own shares

December 14, 2005

Please see attached English language translation.

Exhibit 3.3B

English translation from French

Crédit Agricole S.A. AMF Notice published February13, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 02/03/2006 AND 02/10/2006

date of transaction	number of shares	weighted average price	amount
sale on 02/03/2006	63,315	29.15	1,845,632.25
sale on 02/06/2006	21,317	29.18	622,030.06
sale on 02/07/2006	22,545	28.93	652,226.85
sale on 02/09/2006	22,528	29.33	660,746.24
sale on 02/10/2006	6,529	29.49	192,540.21
	136,234	29.16	3,973,175.61

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3C

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

December 20, 2005

Please see attached English language translation.

Exhibit 3.3C

English translation from French

Crédit Agricole S.A. AMF Notice published February 23, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 02/14/2006 AND 02/21/2006

date of transaction	number of shares	weighted average price	amount
sale on 02/14/2006	16,657	29.36	489,049.52
sale on 02/15/2006	18,578	29.32	544,706.96
sale on 02/16/2006	25,243	29.66	748,707.38
sale on 02/20/2006	27,570	29.76	820,345.35
sale on 02/21/2006	58,890	30.02	1,767,877.80
	146,938	**29.75**	**4,370,687.01**